U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K 2005-RS1 For 1/21/05
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement




05002232

Name of Person Filing the Document
(if Other than the Registrant)


SEC MAIL
RECEIVED
PROCESSING
JAN 24 2005
WASH, D.C.
152
SECTION

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 21st day of January 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)



By:
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)


PROCESSED
JAN 25 2005
THOMSON
FINANCIAL

New Issue Computational Materials

$975,000,000 (Approximate)

RAMP Series 2005-RS1 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-RS1

January 18, 2005

Expected Timing:	Pricing Date:	On or about January [20], 2005
	Settlement Date:	On or about January 28, 2005
	First Payment Date:	February 25, 2005
Structure:	Group I (Fixed):	$250,000,000 senior/subordinate structure
	Group II (ARMs):	$725,000,000 senior/subordinate structure
	Rating Agencies:	Moody's and Fitch.


RBS Greenwich Capital

RAMP Series 2005-RS1 Trust Structure Summary

January 18, 2005
$975,000,000 (Approximate - Subject to Revision)
Characteristics of the Certificates (1), (2), (3)

Class	Amount ($)	Ratings (Moody's/Fitch)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	Expected WAL (yrs) Call/Mat	Expected Principal Window (mos) Call/Mat	Exp. Maturity to Call	Final Scheduled Maturity
A-I-1	$83,146,000	Aaa/AAA	Sr Fltr (4)	0	Actual/360	1.00 / 1.00	1-23 / 1-23	December 2006	August 2022
A-I-2	$24,552,000	Aaa/AAA	Sr Fxd (5)	24	30/360	2.20 / 2.20	23-30 / 23-30	July 2007	September 2025
A-I-3	$29,570,000	Aaa/AAA	Sr Fxd (5)	24	30/360	3.00 / 3.00	30-43 / 30-43	August 2008	March 2029
A-I-4	$41,639,000	Aaa/AAA	Sr Fxd (5)	24	30/360	5.00 / 5.00	43-85 / 43-85	February 2012	December 2032
A-I-5	$27,843,000	Aaa/AAA	Sr Fxd (6,7)	24	30/360	9.47 / 11.83	85-119 / 85-252	December 2014	December 2034
A-I-6	$22,000,000	Aaa/AAA	Sr Fxd – NAS (5)	24	30/360	6.75 / 6.83	37-119 / 37-250	December 2014	October 2034
M-I-1	$9,375,000	Aa2/AA	Mez Fxd (6,7)	24	30/360	6.59 / 7.15	39-119 / 39-188	December 2014	September 2034
M-I-2	$6,250,000	A2/ A	Mez Fxd (6,7)	24	30/360	6.59 / 7.05	39-119 / 39-170	December 2014	July 2034
M-I-3	$3,125,000	Baa1/BBB+	Mez Fxd (6,7)	24	30/360	6.59 / 6.91	39-119 / 39-151	December 2014	April 2034
M-I-4	$2,500,000	Baa2/ BBB	Mez Fxd (6,7)	24	30/360	6.59 /6.75	39-119 / 39-137	December 2014	January 2034
Total Group I	**$250,000,000**								
A-II-1	$311,934,000	Aaa/AAA	Sr Fltr (8)	0	Actual/360	1.00 / 1.00	1-22 / 1-22	November 2006	February 2026
A-II-2	$178,535,000	Aaa/AAA	Sr Fltr (8)	0	Actual/360	2.20 / 2.20	22-34 / 22-34	November 2007	April 2032
A-II-3	$93,156,000	Aaa/AAA	Sr Fltr (6,8)	0	Actual/360	4.71 / 5.61	34-68 / 34-149	September 2010	December 2034
M-II-1	$68,875,000	Aa2/AA	Mez Fltr (6,8)	0	Actual/360	4.46 / 4.84	43-68 / 43-127	September 2010	November 2034
M-II-2	$39,875,000	A2/A	Mez Fltr (6,8)	0	Actual/360	4.17 / 4.51	39-68 / 39-112	September 2010	October 2034
M-II-3	$10,875,000	A3/A-	Mez Fltr (6,8)	0	Actual/360	4.10 / 4.38	39-68 / 39-97	September 2010	August 2034
M-II-4	$10,875,000	Baa1/BBB+	Mez Fltr (6,8)	0	Actual/360	4.08 / 4.31	38-68 / 38-91	September 2010	July 2034
M-II-5	$10,875,000	Baa2/BBB	Mez Fltr (6,8)	0	Actual/360	4.07 / 4.20	37-68 / 37-83	September 2010	May 2034
Total Group II	**$725,000,000**								
Grand Total	**$975,000,000**								

Notes:

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:
Group I Loans: 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).
Group II Loans: 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call of the related Loan Group and (ii) the maturity of the related Loan Group.

(4) The pass-through rate on the Class A-I-1 Certificates will be equal to the lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.

(5) The pass-through rate on the Class A-I-2, Class A-I-3, Class A-I-4 and Class A-I-6 Certificates will be equal to the related fixed rate per annum.

(6) If the 10% optional call for the Group I Loans is not exercised, the coupon on the Class A-I-5 Certificates and the Class M-I-1 through Class M-I-4 Certificates will increase by 0.50% per annum beginning on the second Distribution Date after the first possible related optional call date. Likewise, if the 10% optional call for the Group II Loans is not exercised, the margin on the Class A-II-3 Certificates will double, and the margin on the Class M-II Certificates will each increase by a 1.5x multiple, in each case beginning on the second Distribution Date after the first possible related optional call date.

(7) The pass-through rates on the Class A-I-5 Certificates and Class M-I Certificates will be equal to the related fixed rate per annum, subject to the Group I Net WAC Cap Rate.

(8) The pass-through rate on the Class A-II Certificates and Class M-II Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap Rate and (iii) 14.00% per annum.

Issuer:	RAMP Series 2005-RS1 Trust.
Certificates:	The Class A-I-1 through Class A-I-6 Certificates (collectively, the "Class A-I Certificates") and the Class M-I-1 through Class M-I-4 Certificates (collectively, the "Class M-I Certificates"), are backed by first lien, fixed-rate mortgage loans (the "Group I Loans"). The Class A-II-1 through Class A-II-3 Certificates (collectively the Class "A-II Certificates") and the Class M-II-1 through Class M-II-5 Certificates (collectively, the "Class M-II Certificates") are backed by first lien, adjustable-rate mortgage loans (the "Group II Loans"). The Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates." The Class M-I Certificates and Class M-II Certificates are referred to together as the "Class M Certificates."
Lead Manager:	Greenwich Capital Markets, Inc.
Co-Managers:	Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC and Residential Funding Securities Corporation.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	JPMorgan Chase Bank, National Association.
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 96.88% of the Group I Loans and 99.27% of the Group II Loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Cut-off Date:	January 1, 2005 after deducting payments due during the month of January 2005.
Settlement Date:	On or about January 28, 2005.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on February 25, 2005.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A, Class M-I-1 and Class M-II-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; For the Class M-I-2, Class M-I-3, Class M-I-4, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates: $250,000 and integral multiples of $1 in excess thereof.

ERISA Considerations:	It is expected that, as of the Settlement Date, the Class A Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. The Class M Certificates are not expected to be eligible for purchase by such plans as of the Settlement Date. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Certificates.
Legal Investments:	The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Tax Status:	One or more REMIC elections.
Collateral Description:	Two loan groups: • Group I (fixed) and Group II (adjustable). Group I Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $250,000,000 as of the Cut-off Date. • Group II Loans will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $725,000,000 as of the Cut-off Date.
Prepayment Assumptions:	Two loan groups: • Group I – 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter). • Group II – 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).
Optional Calls:	If the aggregate principal balance of either the Group I Loans or Group II Loans falls below 10% of the original principal balance of the respective group (the "Optional Call Date"), Residential Funding or its designee may terminate the trust with respect to that loan group. The optional calls are independent of each other. The exercise of the optional calls may be subject to limitations as described in the prospectus supplement.

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. Through the NCA program, Residential Funding seeks to acquire recently originated mortgage loan products with the characteristics described in the attached collateral tables. The mortgage loans may include a combination of layered risk factors including, but not limited to, credit score, reduced loan documentation, debt-to-income ratio, and loan to value ratio.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A" quality, non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A" quality borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A"quality mortgage loans with LTVs up to 107% and for which the related borrowers may have limited cash, may not want to take cash out of their investments, or may want to finance the full value of the home plus closing costs, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or whose total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A" quality credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "AlterNet" program guidelines allow.

Credit Enhancement:

A. Subordination.

Except as described below, with respect to each loan group, if the related Class M Certificates remain outstanding, losses on the related mortgage loans which are not covered by excess cash flow or overcollateralization will be allocated to the class of related Class M Certificates with the lowest payment priority, and the other related classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the related Class M Certificates are outstanding, all such losses will be allocated to the related Class A Certificates as described in the prospectus supplement.

Initial Subordination:

Class	Group I[1]	Class	Group II[1]
Class A	11.15%	Class A	22.35%
Class M-I-1	7.40%	Class M-II-1	12.85%
Class M-I-2	4.90%	Class M-II-2	7.35%
Class M-I-3	3.65%	Class M-II-3	5.85%
Class M-I-4	2.65%	Class M-II-4	4.35%
		Class M-II-5	2.85%

[1] Includes the target overcollateralization requirement as described herein.

C. Overcollateralization ("OC").

	Group I	Group II
Initial (% Orig.)	0.00%	0.00%
OC Target (% Orig.)	2.65%	2.85%
Stepdown OC Target (% Current)[1]	5.30%	5.70%
OC Floor (% Orig.)	0.50%	0.50%
OC Holiday	None	None

[1] Subject to certain trigger events as specified herein.

D. Cross-collateralization.

The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of OC in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

E. Excess Spread.

Group I: Initially equal to approximately 281 bps per annum.

Group II: Initially equal to approximately 416 bps per annum.

Assumes 1-month LIBOR remains constant at 2.48000%, 6-month LIBOR remains constant at 2.89000%, 1-Year LIBOR remains constant at 3.22000% and 1-Year CMT remains constant at 2.84000%.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount from each loan group generally as follows:

(1) Distribution of accrued and unpaid interest to the related certificates;

(2) Distribution of principal to the related certificates, in the priority described herein;

(3) Distribution of principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the mortgage loans, to cover realized losses;

(4) Distribution of additional principal, only to the extent the certificate principal balance of the non-related certificates exceeds the stated principal balance of the non-related mortgage loans, to the non-related certificates from the excess interest on the related mortgage loans;

(5) Distribution of additional principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the related mortgage loans, until the required level of overcollateralization is reached;

(6) Payment to the related certificates and subsequently, to the non-related certificates, in respect of prepayment interest shortfalls;

(7) To the extent provided in the prospectus supplement, payment to certain Group I Certificates in respect of any Group I Net WAC Cap Shortfall Carry-Forward Amount due to the application of the cap on the related pass-through rate, in the priority described in the prospectus supplement, and payment to the Group II Certificates in respect of any Group II Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement;

(8) Payment to the related certificates and subsequently, to the non-related certificates, in respect of current relief act shortfalls;

(9) To pay to the holders of the related Class A Certificates, pro rata, and then to the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(10) To pay to the holders of the non-related Class A Certificates, pro rata, and then to the non-related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

(11) Distribution of any remaining funds to the non-offered certificates.

Interest Accrual Period:

Class A-I-2 through Class A-I-6 and Class M-I Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1, Class A-II and Class M-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

Pass-Through Rates:

Group I Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus [ ]% (the "Class A-I-1 Margin") and (ii) the Group I Net WAC Cap Rate.
- On each Distribution Date, for the Class A-I-2, Class A-I-3, Class A-I-4 and Class A-I-6 Certificates, interest will accrue at a fixed rate equal to their respective fixed rate coupon.
- On each Distribution Date, for the Class A-I-5 Certificates and Class M-I Certificates, interest will accrue at a rate equal to the lesser of (a) their respective fixed rate coupons and (b) the Group I Net WAC Cap Rate.
- The fixed rate coupon on the Class A-I-5 Certificates and the Class M-I Certificates will increase by 0.50% per annum for any Distribution Date beginning on the second Distribution Date after the first possible related Optional Call Date.

Group II Pass-Through Rates:

- The Class A-II-1 Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus [ ]% (the "Class A-II-1 Margin"), (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-2 Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus [ ]% (the "Class A-II-2 Margin"), (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-3 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II-3 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-II-3 Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class M-II Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus the related Class M-II Margin, and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the related Class M-II Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.

Group I Net WAC Cap Rate:

For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, and, in the case of the Class A-I-1 Certificates, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group I Certificates is limited to the Group I Net WAC Cap Rate, the resulting shortfall (the "Group I Net WAC Cap Shortfall") will carry forward with interest thereon (the "Group I Net WAC Cap Shortfall Carry-Forward Amount").

Group II Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group II Certificates is limited to the Group II Net WAC Cap Rate, the resulting shortfall (the "Group II Basis Risk Shortfall") will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Group II Basis Risk Shortfall Carry-Forward Amount"). The payments from the Yield Maintenance Agreement will be available to cover any shortfalls on the Class M-II Certificates resulting from the application of the Group II Net WAC Cap Rate.

Weighted Average Monthly Fees: Master servicing fee and subservicing fee of approximately:
[0.324%] per annum for Group I
[0.439%] per annum for Group II

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee and (b) the sub-servicing fee.

Eligible Master Servicing Compensation: For either loan group and any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to any Distribution Date and either loan group, the excess, if any, of the aggregate stated principal balance of the mortgage loans in the related loan group before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the related Class A Certificates and related Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Group I Required Overcollateralization Amount: With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, 2.65%% of the aggregate stated principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) 5.30% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group I.

Trigger Event: A Trigger Event is in effect with respect to either loan group on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds 50% of the Group I Senior Enhancement Percentage or 40% of the Group II Senior Enhancement Percentage, respectively, or (ii) cumulative realized losses on the related mortgage loans as a percentage of the initial aggregate principal balance of the related mortgage loans as of the Cut-off Date exceed the following amounts:

	Group I Loans	Group II Loans
Months 37-48	2.00% in the first month plus an additional 1/12th of 1.25% for every month thereafter	4.00% in the first month plus an additional 1/12th of 2.25% for every month thereafter
Months 49-60	3.25% in the first month plus an additional 1/12th of 1.00% for every month thereafter	6.25% in the first month plus an additional 1/12th of 1.50% for every month thereafter
Months 61-72	4.25% in the first month plus an additional 1/12th of 0.75% for every month thereafter	7.75% in the first month plus an additional 1/12th of 1.00% for every month thereafter
Months 73 and thereafter	5.00%	8.75%

Sixty-Plus Delinquency Percentage: With respect to any Distribution Date and each loan group, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans of the related loan group that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans of the related loan group immediately preceding that Distribution Date.

Group I Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-I-1, Class M-I-2, Class M-I-3 and Class M-I-4 Certificates and (ii) the related Overcollateralization Amount, in each case prior to the distribution of the Group I Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date.

Overcollateralization Floor:

As to either loan group, an amount equal to 0.50% of the aggregate stated principal balance of the related mortgage loans as of the Cut-off Date.

Overcollateralization Increase Amount:

With respect to any Distribution Date and either loan group, an amount equal to the lesser of (i) available excess cash flow from the related and non-related mortgage loans available for payment of the Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the related Required Overcollateralization Amount for that Distribution Date over (y) the related Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount:

With respect to any Distribution Date and each loan group for which the related Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the related Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the related mortgage loans for that Distribution Date.

Excess Overcollateralization Amount:

With respect to any Distribution Date, the excess, if any, of the related Overcollateralization Amount over the related Required Overcollateralization Amount.

Group I Principal Distribution Amount:

As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-I Certificates and Class M-I Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group I Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-I Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the Group I Principal Distribution Amount for that Distribution Date or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group I Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Priority of Class A-I Principal Distributions:

The Class A-I Principal Distribution Amount will be distributed to the Class A-I-1 through the Class A-I-6 Certificates as follows: first to the Class A-I-6 Certificates in an amount equal to the Class A-I-6 Lockout Distribution Amount for that distribution date, and then the remaining amounts will be paid to the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5 and Class A-I-6 Certificates, in that order, in each case until paid in full.

Class A-I-6 Lockout Distribution Amount:

For any Distribution Date, the product of (x) the Class A-I-6 Lockout Percentage (as set forth in the underlying table) for that Distribution Date and (y) the Class A-I-6 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-I-6 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date or the certificate principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date.

Class A-I-6 Pro Rata Distribution Amount:

For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-I-6 Lockout Percentage:

Distribution Dates	Lockout Percentage
February 2005 through and including January 2008	0%
February 2008 through and including January 2010	45%
February 2010 through and including January 2011	80%
February 2011 through and including January 2012	100%
February 2012 and thereafter	300%

Class M-I-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates and Class M-I-1 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount and Class M-I-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Group I Subordination Percentage:

As to any class of Class A-I or Class M-I Certificates, the respective percentage set forth below:

Class	Percentage
A-I	77.70%
M-I-1	85.20%
M-I-2	90.20%
M-I-3	92.70%
M-I-4	94.70%

Group I Stepdown Date:

The Distribution Date which is the later to occur of (x) the Distribution Date in February 2008 and (y) the first distribution date on which the Group I Senior Enhancement Percentage is equal to or greater than 22.30%.

Group II Required Overcollateralization Amount:

With respect to any Distribution Date and the Group II Loans, (a) if such Distribution Date is prior to the Group II Stepdown Date, 2.85% of the aggregate stated principal balance of the Group II Loans as of the Cut-off Date, or (b) if such Distribution Date is on or after the Group II Stepdown Date, the greater of (i) 5.70% of the current aggregate stated principal balance of the Group II Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group II.

Group II Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-II-1, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates and (ii) the Group II Overcollateralization Amount, in each case prior to the distribution of the Group II Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date.

Group II Principal Distribution Amount: As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-II Certificates and Class M-II Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group II Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-II Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the Group II Principal Distribution Amount for that Distribution Date or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group II Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-II Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Priority of Class A-II Princial Distributions: The Class A-II Principal Distribution Amount will be distributed sequentially, to the Class A-II-1, Class A-II-2 and Class A-II-3 Certificates, in that order, in each case until paid in full.

Class M-II-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II Certificates and Class M-II-1 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount and Class M-II-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1 and Class M-II-2 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2 and Class M-II-3 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-5 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2, Class M-II-3 and Class M-II-4 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Group II Subordination Percentage:

As to any class of Class A-II or Class M-II Certificates, the respective percentage set forth below:

Class	Percentage[1]
A-II	55.30%
M-II-1	74.30%
M-II-2	85.30%
M-II-3	88.30%
M-II-4	91.30%
M-II-5	94.30%

[1] Includes the target overcollateralization requirement as described herein.

Group II Stepdown Date:

The Distribution Date which is the later to occur of (x) the Distribution Date in February 2008 and (y) the first Distribution date on which the Group II Senior Enhancement Percentage is equal to or greater than 44.70%.

Subsequent Recoveries:

Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Yield Maintenance Agreement: On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [ ] (the "Counterparty") for the benefit of the Class M-II Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) the notional amount set forth below and (ii) the strike rates set forth in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate beginning with the Distribution Date in March 2005. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in February 2007.

Yield Maintenance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling Rate (%)
02/25/05	NA	NA	NA
03/25/05	141,375,000	6.24321	7.93000
04/25/05	141,375,000	5.53570	7.93000
05/25/05	141,375,000	5.75613	7.93000
06/25/05	141,375,000	5.53618	7.93000
07/25/05	141,375,000	5.79028	7.93000
08/25/05	141,375,000	5.57228	7.93000
09/25/05	141,375,000	5.57256	7.93000
10/25/05	141,375,000	5.79427	7.93000
11/25/05	141,375,000	5.57310	7.93000
12/25/05	141,375,000	5.79473	7.93000
01/25/06	141,375,000	5.59225	7.93000
02/25/06	141,375,000	5.59546	7.93000
03/25/06	141,375,000	6.30952	7.93000
04/25/06	141,375,000	5.59529	7.93000
05/25/06	141,375,000	5.81738	7.93000
06/25/06	141,375,000	5.59508	7.93000
07/25/06	141,375,000	5.81736	7.93000
08/25/06	141,375,000	5.59950	7.93000
09/25/06	141,375,000	5.59940	7.93000
10/25/06	141,375,000	5.82225	7.93000
11/25/06	141,375,000	5.60229	7.93000
12/25/06	141,375,000	5.84054	7.93000
1/25/07	141,375,000	7.65634	7.93000
2/25/07	141,375,000	7.65750	7.93000

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Loan Group I Net WAC Cap

(Current Index Values; 100% PPC; Actual/360)

Month	(%)
1	7.30
2	7.30
3	6.59
4	6.81
5	6.59
6	6.81
7	6.59
8	6.59
9	6.81
10	6.59
11	6.81
12	6.59
13	6.59
14	7.30
15	6.59
16	6.81
17	6.60
18	6.82
19	6.60
20	6.60
21	6.82
22	6.60
23	6.82

Loan Group II Class A-II Certificates Net WAC Cap

Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)	Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)
1	02/25/05	7.31	7.31	35	12/25/07	8.50	9.95
2	03/25/05	7.31	7.31	36	01/25/08	8.46	10.70
3	04/25/05	6.60	6.60	37	02/25/08	8.46	10.71
4	05/25/05	6.83	6.83	38	03/25/08	9.05	11.44
5	06/25/05	6.61	6.61	39	04/25/08	8.46	10.71
6	07/25/05	6.83	6.86	40	05/25/08	8.75	11.06
7	08/25/05	6.61	6.64	41	06/25/08	8.46	10.72
8	09/25/05	6.61	6.64	42	07/25/08	8.75	11.91
9	10/25/05	6.83	6.86	43	08/25/08	8.46	11.53
10	11/25/05	6.61	6.64	44	09/25/08	8.46	11.53
11	12/25/05	6.83	6.86	45	10/25/08	8.75	11.92
12	01/25/06	6.61	6.66	46	11/25/08	8.46	11.56
13	02/25/06	6.61	6.67	47	12/25/08	8.74	11.94
14	03/25/06	7.32	7.38	48	01/25/09	8.46	11.79
15	04/25/06	6.61	6.67	49	02/25/09	8.46	11.79
16	05/25/06	6.83	6.89	50	03/25/09	9.37	13.06
17	06/25/06	6.61	6.67	51	04/25/09	8.46	11.79
18	07/25/06	6.83	6.89	52	05/25/09	8.74	12.19
19	08/25/06	6.61	6.67	53	06/25/09	8.46	11.79
20	09/25/06	6.61	6.67	54	07/25/09	8.74	12.28
21	10/25/06	6.83	6.89	55	08/25/09	8.46	11.89
22	11/25/06	6.62	6.67	56	09/25/09	8.46	11.89
23	12/25/06	6.84	6.91	57	10/25/09	8.74	12.29
24	01/25/07	8.23	8.72	58	11/25/09	8.46	11.93
25	02/25/07	8.23	8.73	59	12/25/09	8.72	12.65
26	03/25/07	9.11	9.66	60	01/25/10	8.41	12.43
27	04/25/07	8.22	8.72	61	02/25/10	8.41	12.43
28	05/25/07	8.49	9.01	62	03/25/10	9.32	13.76
29	06/25/07	8.22	8.73	63	04/25/10	8.41	12.43
30	07/25/07	8.49	9.75	64	05/25/10	8.70	12.85
31	08/25/07	8.22	9.44	65	06/25/10	8.41	12.45
32	09/25/07	8.22	9.44	66	07/25/10	8.70	12.87
33	10/25/07	8.49	9.76	67	08/25/10	8.41	12.46
34	11/25/07	8.23	9.47	68	09/25/10	8.41	12.46

(1) Assumes 1-month LIBOR remains constant at 2.48000%, 6-month LIBOR remains constant at 2.89000%, 1-Year LIBOR remains constant at 3.22000% and 1-Year CMT remains constant at 2.84000% and run at the prepayment assumption to call.

(2) Assumes 1-month LIBOR, 6-month LIBOR, 1-Year LIBOR and 1-Year CMT instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

Loan Group II Class M-II Certificates Net WAC Cap

Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)	Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)
1	02/25/05	7.31	7.31	35	12/25/07	8.50	9.95
2	03/25/05	7.31	9.00	36	01/25/08	8.46	10.70
3	04/25/05	6.60	9.00	37	02/25/08	8.46	10.71
4	05/25/05	6.83	9.00	38	03/25/08	9.05	11.44
5	06/25/05	6.61	9.00	39	04/25/08	8.46	10.71
6	07/25/05	6.83	9.00	40	05/25/08	8.75	11.06
7	08/25/05	6.61	9.00	41	06/25/08	8.46	10.72
8	09/25/05	6.61	9.00	42	07/25/08	8.75	11.91
9	10/25/05	6.83	9.00	43	08/25/08	8.46	11.53
10	11/25/05	6.61	9.00	44	09/25/08	8.46	11.53
11	12/25/05	6.83	9.00	45	10/25/08	8.75	11.92
12	01/25/06	6.61	9.00	46	11/25/08	8.46	11.56
13	02/25/06	6.61	9.00	47	12/25/08	8.74	11.94
14	03/25/06	7.32	9.00	48	01/25/09	8.46	11.79
15	04/25/06	6.61	9.00	49	02/25/09	8.46	11.79
16	05/25/06	6.83	9.00	50	03/25/09	9.37	13.06
17	06/25/06	6.61	9.00	51	04/25/09	8.46	11.79
18	07/25/06	6.83	9.00	52	05/25/09	8.74	12.19
19	08/25/06	6.61	9.00	53	06/25/09	8.46	11.79
20	09/25/06	6.61	9.00	54	07/25/09	8.74	12.28
21	10/25/06	6.83	9.00	55	08/25/09	8.46	11.89
22	11/25/06	6.62	9.00	56	09/25/09	8.46	11.89
23	12/25/06	6.84	9.00	57	10/25/09	8.74	12.29
24	01/25/07	8.23	9.00	58	11/25/09	8.46	11.93
25	02/25/07	8.23	9.00	59	12/25/09	8.72	12.65
26	03/25/07	9.11	9.66	60	01/25/10	8.41	12.43
27	04/25/07	8.22	8.72	61	02/25/10	8.41	12.43
28	05/25/07	8.49	9.01	62	03/25/10	9.32	13.76
29	06/25/07	8.22	8.73	63	04/25/10	8.41	12.43
30	07/25/07	8.49	9.75	64	05/25/10	8.70	12.85
31	08/25/07	8.22	9.44	65	06/25/10	8.41	12.45
32	09/25/07	8.22	9.44	66	07/25/10	8.70	12.87
33	10/25/07	8.49	9.76	67	08/25/10	8.41	12.46
34	11/25/07	8.23	9.47	68	09/25/10	8.41	12.46

(1) Assumes 1-month LIBOR remains constant at 2.48000%, 6-month LIBOR remains constant at 2.89000%, 1-Year LIBOR remains constant at 3.22000% and 1-Year CMT remains constant at 2.84000% and run at the prepayment assumption to call.

(2) Assumes 1-month LIBOR, 6-month LIBOR, 1-Year LIBOR and 1-Year CMT instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

Group I Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-1						
Avg. Life (yrs)	9.34	1.66	1.23	1.00	0.86	0.76
Principal Window	1 - 211	1 - 41	1 - 29	1 - 23	1 - 19	1 - 16
Principal Window Months	211	41	29	23	19	16
Class A-I-2						
Avg. Life (yrs)	19.15	4.10	2.84	2.20	1.81	1.54
Principal Window	211 - 248	41 - 58	29 - 40	23 - 30	19 - 25	16 - 21
Principal Window Months	38	18	12	8	7	6
Class A-I-3						
Avg. Life (yrs)	22.42	5.88	3.98	3.00	2.42	2.04
Principal Window	248 - 290	58 - 89	40 - 58	30 - 43	25 - 34	21 - 28
Principal Window Months	43	32	19	14	10	8
Class A-I-4						
Avg. Life (yrs)	26.13	11.08	7.17	5.00	3.85	3.05
Principal Window	290 - 335	89 - 182	58 - 129	43 - 85	34 - 63	28 - 50
Principal Window Months	46	94	72	43	30	23
Class A-I-5						
Avg. Life (yrs)	28.48	17.33	12.55	9.47	7.09	5.58
Principal Window	335 - 343	182 - 213	129 - 155	85 - 119	63 - 95	50 - 79
Principal Window Months	9	32	27	35	33	30
Class A-I-6						
Avg. Life (yrs)	14.14	8.16	7.31	6.75	6.30	5.73
Principal Window	37 - 343	37 - 213	37 - 155	37 - 119	38 - 95	40 - 79
Principal Window Months	307	177	119	83	58	40
Class M-I-1						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.31	4.56
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	39 - 79
Principal Window Months	91	141	105	81	59	41
Class M-I-2						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.30	4.53
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	38 - 79
Principal Window Months	91	141	105	81	59	42
Class M-I-3						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.30	4.52
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	37 - 79
Principal Window Months	91	141	105	81	59	43
Class M-I-4						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.30	4.50
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	37 - 79
Principal Window Months	91	141	105	81	59	43

Group I Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-1						
Avg. Life (yrs)	9.34	1.66	1.23	1.00	0.86	0.76
Principal Window	1 - 211	1 - 41	1 - 29	1 - 23	1 - 19	1 - 16
Principal Window Months	211	41	29	23	19	16
Class A-I-2						
Avg. Life (yrs)	19.15	4.10	2.84	2.20	1.81	1.54
Principal Window	211 - 248	41 - 58	29 - 40	23 - 30	19 - 25	16 - 21
Principal Window Months	38	18	12	8	7	6
Class A-I-3						
Avg. Life (yrs)	22.42	5.88	3.98	3.00	2.42	2.04
Principal Window	248 - 290	58 - 89	40 - 58	30 - 43	25 - 34	21 - 28
Principal Window Months	43	32	19	14	10	8
Class A-I-4						
Avg. Life (yrs)	26.13	11.08	7.17	5.00	3.85	3.05
Principal Window	290 - 335	89 - 182	58 - 129	43 - 85	34 - 63	28 - 50
Principal Window Months	46	94	72	43	30	23
Class A-I-5						
Avg. Life (yrs)	28.96	20.44	15.46	11.83	8.94	6.76
Principal Window	335 - 359	182 - 343	129 - 305	85 - 252	63 - 207	50 - 172
Principal Window Months	25	162	177	168	145	123
Class A-I-6						
Avg. Life (yrs)	14.14	8.18	7.34	6.83	6.50	6.31
Principal Window	37 - 357	37 - 341	37 - 303	37 - 250	38 - 205	40 - 170
Principal Window Months	321	305	267	214	168	131
Class M-I-1						
Avg. Life (yrs)	25.98	12.84	9.31	7.15	5.78	4.94
Principal Window	253 - 356	73 - 302	51 - 240	39 - 188	37 - 152	39 - 126
Principal Window Months	104	230	190	150	116	88
Class M-I-2						
Avg. Life (yrs)	25.97	12.72	9.19	7.05	5.68	4.83
Principal Window	253 - 354	73 - 283	51 - 218	39 - 170	37 - 137	38 - 113
Principal Window Months	102	211	168	132	101	76
Class M-I-3						
Avg. Life (yrs)	25.94	12.54	9.01	6.91	5.57	4.73
Principal Window	253 - 351	73 - 259	51 - 194	39 - 151	37 - 121	37 - 100
Principal Window Months	99	187	144	113	85	64
Class M-I-4						
Avg. Life (yrs)	25.90	12.30	8.81	6.75	5.44	4.60
Principal Window	253 - 348	73 - 240	51 - 177	39 - 137	37 - 110	37 - 91
Principal Window Months	96	168	127	99	74	55

Group II Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II-1						
Avg. Life (yrs)	12.98	1.56	1.20	1.00	0.86	0.76
Principal Window	1 - 253	1 - 36	1 - 25	1 - 22	1 - 18	1 - 16
Principal Window Months	253	36	25	22	18	16
Class A-II-2						
Avg. Life (yrs)	24.03	4.70	3.13	2.20	1.88	1.66
Principal Window	253 - 327	36 - 92	25 - 61	22 - 34	18 - 26	16 - 23
Principal Window Months	75	57	37	13	9	8
Class A-II-3						
Avg. Life (yrs)	28.40	10.42	6.89	4.71	2.54	2.11
Principal Window	327 - 346	92 - 141	61 - 93	34 - 68	26 - 36	23 - 28
Principal Window Months	20	50	33	35	11	6
Class M-II-1						
Avg. Life (yrs)	26.75	7.81	5.25	4.46	4.19	2.70
Principal Window	277 - 346	47 - 141	38 - 93	43 - 68	36 - 52	28 - 41
Principal Window Months	70	95	56	26	17	14
Class M-II-2						
Avg. Life (yrs)	26.75	7.81	5.23	4.17	3.89	3.41
Principal Window	277 - 346	47 - 141	37 - 93	39 - 68	42 - 52	41 - 41
Principal Window Months	70	95	57	30	11	1
Class M-II-3						
Avg. Life (yrs)	26.75	7.81	5.22	4.10	3.67	3.41
Principal Window	277 - 346	47 - 141	37 - 93	39 - 68	40 - 52	41 - 41
Principal Window Months	70	95	57	30	13	1
Class M-II-4						
Avg. Life (yrs)	26.75	7.81	5.22	4.08	3.59	3.41
Principal Window	277 - 346	47 - 141	37 - 93	38 - 68	39 - 52	41 - 41
Principal Window Months	70	95	57	31	14	1
Class M-II-5						
Avg. Life (yrs)	26.75	7.81	5.22	4.07	3.53	3.37
Principal Window	277 - 346	47 - 141	37 - 93	37 - 68	38 - 52	39 - 41
Principal Window Months	70	95	57	32	15	3

Group II Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II-1						
Avg. Life (yrs)	12.98	1.56	1.20	1.00	0.86	0.76
Principal Window	1 - 253	1 - 36	1 - 25	1 - 22	1 - 18	1 - 16
Principal Window Months	253	36	25	22	18	16
Class A-II-2						
Avg. Life (yrs)	24.03	4.70	3.13	2.20	1.88	1.66
Principal Window	253 - 327	36 - 92	25 - 61	22 - 34	18 - 26	16 - 23
Principal Window Months	75	57	37	13	9	8
Class A-II-3						
Avg. Life (yrs)	28.66	12.16	8.14	5.61	2.54	2.11
Principal Window	327 - 359	92 - 287	61 - 203	34 - 149	26 - 36	23 - 28
Principal Window Months	33	196	143	116	11	6
Class M-II-1						
Avg. Life (yrs)	26.87	8.56	5.78	4.84	5.42	2.89
Principal Window	277 - 358	47 - 253	38 - 174	43 - 127	36 - 113	28 - 89
Principal Window Months	82	207	137	85	78	62
Class M-II-2						
Avg. Life (yrs)	26.86	8.48	5.70	4.51	4.15	4.83
Principal Window	277 - 357	47 - 227	37 - 154	39 - 112	42 - 86	47 - 78
Principal Window Months	81	181	118	74	45	32
Class M-II-3						
Avg. Life (yrs)	26.85	8.37	5.61	4.38	3.88	3.86
Principal Window	277 - 355	47 - 199	37 - 134	39 - 97	40 - 74	44 - 58
Principal Window Months	79	153	98	59	35	15
Class M-II-4						
Avg. Life (yrs)	26.84	8.27	5.54	4.31	3.77	3.65
Principal Window	277 - 354	47 - 187	37 - 125	38 - 91	39 - 70	41 - 55
Principal Window Months	78	141	89	54	32	15
Class M-II-5						
Avg. Life (yrs)	26.81	8.08	5.41	4.20	3.64	3.45
Principal Window	277 - 352	47 - 171	37 - 114	37 - 83	38 - 64	39 - 50
Principal Window Months	76	125	78	47	27	12

RAMP Series 2005-RS1 – Collateral Characteristics (Group I Loans)
Summary Report

Principal Balance	$226,431,939		
Number of Mortgage Loans	1,567		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$144,646.66	$27,000.00	$1,410,000.00
Current Principal Balance	$144,500.28	$26,933.86	$1,410,000.00
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	349	120	360
Remaining Term to Maturity (mos)	348	120	360
Age	1	0	25
Mortgage Rate	7.138	5.375	12.500
Loan-to-Value Ratio	88.69	35.00	107.00
Credit Score	701	493	822

Lien Position	% of Loan Group
1st Lien	100.00

Occupancy	% of Loan Group
Primary Residence	65.86
Non-Owner Occupied	32.97
Second/Vacation	1.17

Documentation	% of Loan Group
Full Documentation	59.79
Reduced Documentation	40.21

Servicing	% of Loan Group
Homecomings	96.88

Delinquency	% of Loan Group
Current	99.73
30 to 59 Days Delinquent	0.27
60 to 89 Days Delinquent	0.00

Exception Category	% of Loan Group
Expanded Criteria Exceptions (RALI)	45.11
Home Solutions Exceptions	30.31
Jumbo A Exceptions (RFMSI)	13.53
Alternet Exceptions (RASC)	11.02
Seasoned Loans	0.03

Loan Purpose	% of Loan Group
Purchase	60.12
Equity Refinance	30.37
Rate/Term Refinance	9.51

Property Type	% of Loan Group
Single Family Detached	69.24
PUD (detached)	14.04
Two-Four Family Units	9.40
Condominium Low Rise	4.03
PUD (attached)	2.52
Condominium Mid Rise	0.43
Townhouse	0.19
Manufactured Housing	0.09

Percent of Pool with Prepayment Penalty	38.87
Percent of Pool over 80% LTV with MI	18.63
IO Loans	1.89

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Weighted Current Principal Balance	Weighted Average Original LTV
499 or less	1	122,126	0.05 %	122,126	85.00 %
500 - 519	1	66,054	0.03	66,054	85.00
520 - 539	3	468,599	0.21	156,200	84.81
540 - 559	2	93,234	0.04	46,617	77.78
560 - 579	18	1,549,859	0.68	86,103	81.74
580 - 599	34	4,247,518	1.88	124,927	91.52
600 - 619	43	5,561,366	2.46	129,334	90.18
620 - 639	87	12,227,912	5.40	140,551	87.95
640 - 659	120	17,884,904	7.90	149,041	85.28
660 - 679	176	27,791,726	12.27	157,908	83.45
680 - 699	266	42,987,036	18.98	161,605	87.33
700 - 719	213	31,789,926	14.04	149,248	89.67
720 - 739	221	29,209,189	12.90	132,168	91.24
740 - 759	173	23,299,946	10.29	134,682	92.89
760 or greater	203	28,053,106	12.39	138,193	91.41
Subtotal with Credit Score	1,561	225,352,502	99.52	144,364	88.74
Not Available	6	1,079,437	0.48	179,906	77.38
Total	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**88.69 %**

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	641	46,940,455	20.73 %	73,230	703	92.97 %
100,001 to 200,000	666	92,696,030	40.94	139,183	699	91.63
200,001 to 300,000	147	35,222,387	15.56	239,608	700	88.94
300,001 to 400,000	59	20,351,888	8.99	344,947	696	86.03
400,001 to 500,000	26	11,668,650	5.15	448,794	696	77.45
500,001 to 600,000	15	8,187,561	3.62	545,837	707	78.13
600,001 to 700,000	6	3,828,382	1.69	638,064	710	77.51
800,001 to 900,000	1	862,500	0.38	862,500	704	75.00
900,001 to 1,000,000	4	3,894,116	1.72	973,529	715	67.25
1,100,001 or greater	2	2,779,971	1.23	1,389,986	740	62.46
Total	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Mortgage Rates of the Group I Loans

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.000 to 5.499	4	1,933,071	0.85 %	483,268	763	70.46 %
5.500 to 5.999	90	27,798,484	12.28	308,872	714	74.50
6.000 to 6.499	224	42,319,431	18.69	188,926	705	83.83
6.500 to 6.999	300	45,240,487	19.98	150,802	697	86.77
7.000 to 7.499	189	23,549,426	10.40	124,600	688	90.19
7.500 to 7.999	221	27,343,119	12.08	123,725	694	94.83
8.000 to 8.499	248	26,884,373	11.87	108,405	719	97.96
8.500 to 8.999	236	25,573,176	11.29	108,361	701	98.24
9.000 to 9.499	28	3,489,828	1.54	124,637	625	93.41
9.500 to 9.999	18	1,538,779	0.68	85,488	604	94.41
10.000 to 10.499	3	247,497	0.11	82,499	581	97.54
10.500 to 10.999	5	366,920	0.16	73,384	577	94.29
12.500 to 12.999	1	147,347	0.07	147,347	524	57.00
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.000 to 5.499	44	15,976,882	7.06 %	363,111	720	72.68 %
5.500 to 5.999	198	43,532,580	19.23	219,862	704	79.20
6.000 to 6.499	276	43,149,657	19.06	156,339	702	87.05
6.500 to 6.999	260	34,671,336	15.31	133,351	696	90.09
7.000 to 7.499	191	22,539,277	9.95	118,007	685	93.37
7.500 to 7.999	245	28,841,429	12.74	117,720	710	97.30
8.000 to 8.499	286	30,503,575	13.47	106,656	710	98.30
8.500 to 8.999	39	4,799,699	2.12	123,069	635	95.58
9.000 to 9.499	19	1,610,035	0.71	84,739	602	94.98
9.500 to 9.999	5	410,020	0.18	82,004	570	96.12
10.000 to 10.499	3	250,102	0.11	83,367	597	96.60
11.500 to 11.999	1	147,347	0.07	147,347	524	57.00
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	13	1,784,359	0.79 %	137,258	690
50.01 to 55.00	4	657,374	0.29	164,344	669
55.01 to 60.00	16	4,793,493	2.12	299,593	684
60.01 to 65.00	17	5,062,865	2.24	297,816	722
65.01 to 70.00	35	8,087,039	3.57	231,058	684
70.01 to 75.00	45	10,308,824	4.55	229,085	685
75.01 to 80.00	284	49,635,145	21.92	174,772	696
80.01 to 85.00	75	11,806,717	5.21	157,423	690
85.01 to 90.00	154	21,714,234	9.59	141,002	686
90.01 to 95.00	181	24,093,450	10.64	133,113	694
95.01 to 100.00	693	80,859,508	35.71	116,680	714
100.01 to 105.00	45	7,174,881	3.17	159,442	711
105.01 to 110.00	5	454,051	0.20	90,810	738
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**

Geographical Distribution of Mortgaged Properties of the Group I Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	58	5,340,774	2.36 %	92,082	679	93.88 %
Alaska	1	118,750	0.05	118,750	636	95.00
Arizona	21	3,838,419	1.70	182,782	708	84.92
Arkansas	8	814,542	0.36	101,818	701	98.20
California	58	20,654,803	9.12	356,117	707	75.05
Colorado	33	6,266,673	2.77	189,899	705	84.50
Connecticut	9	2,066,472	0.91	229,608	686	90.26
Delaware	2	197,407	0.09	98,704	698	100.00
District of Columbia	2	374,831	0.17	187,415	703	88.19
Florida	176	25,812,395	11.40	146,661	694	87.57
Georgia	55	7,346,215	3.24	133,568	689	93.57
Hawaii	3	798,043	0.35	266,014	675	89.06
Idaho	15	2,270,526	1.00	151,368	693	87.48
Illinois	65	9,770,682	4.32	150,318	712	95.61
Indiana	91	9,426,434	4.16	103,587	718	96.63
Iowa	8	631,593	0.28	78,949	698	88.68
Kansas	15	1,486,896	0.66	99,126	739	96.91
Kentucky	24	2,730,367	1.21	113,765	692	95.77
Louisiana	37	4,030,493	1.78	108,932	682	92.55
Maine	3	650,621	0.29	216,874	688	82.14
Maryland	14	2,571,173	1.14	183,655	709	84.43
Massachusetts	12	3,024,489	1.34	252,041	697	81.66
Michigan	66	6,831,211	3.02	103,503	719	93.84
Minnesota	15	2,822,019	1.25	188,135	710	94.82
Mississippi	10	654,061	0.29	65,406	680	92.39
Missouri	67	6,942,490	3.07	103,619	716	93.64
Nebraska	19	1,722,488	0.76	90,657	714	95.69
Nevada	19	3,762,729	1.66	198,038	723	91.53
New Hampshire	1	48,000	0.02	48,000	705	75.00
New Jersey	35	10,690,358	4.72	305,439	717	80.99
New Mexico	8	1,057,014	0.47	132,127	671	88.93
New York	15	4,086,097	1.80	272,406	689	80.99
North Carolina	54	5,702,500	2.52	105,602	701	94.48
North Dakota	1	61,275	0.03	61,275	724	95.00
Ohio	59	6,004,747	2.65	101,775	711	96.28
Oklahoma	28	3,413,636	1.51	121,916	683	92.99
Oregon	16	3,119,847	1.38	194,990	706	87.54
Pennsylvania	36	4,728,162	2.09	131,338	671	92.97
Rhode Island	1	180,000	0.08	180,000	725	43.00
South Carolina	22	2,632,124	1.16	119,642	689	90.05
Tennessee	42	4,444,539	1.96	105,822	698	95.57
Texas	183	23,321,610	10.30	127,440	697	89.38
Utah	13	1,799,074	0.79	138,390	705	90.65
Vermont	5	944,776	0.42	188,955	712	85.02
Virginia	63	9,220,141	4.07	146,351	692	86.14
Washington	50	8,598,980	3.80	171,980	687	85.14

Loan Purpose	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
West Virginia	3	401,704	0.18	133,901	720	89.66
Wisconsin	23	2,635,944	1.16	114,606	693	97.65
Wyoming	3	383,817	0.17	127,939	717	95.82
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	1,038	136,131,797	60.12 %	131,148	714	92.95 %
Equity Refinance	404	68,758,336	30.37	170,194	679	82.72
Rate/Term Refinance	125	21,541,805	9.51	172,334	691	80.82
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Occupancy Type of the Group I Loans

Occupancy	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	855	149,133,422	65.86 %	174,425	689	86.26 %
Non Owner-occupied	694	74,658,503	32.97	107,577	724	93.61
Second/Vacation	18	2,640,013	1.17	146,667	715	86.46
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (more than 8 stories)	1	121,327	0.05 %	121,327	687	90.00 %
Condominium Low Rise (less than 5 stories)	73	9,119,219	4.03	124,921	716	92.22
Condominium Mid Rise (5 to 8 stories)	6	981,419	0.43	163,570	711	85.86
Manufactured Housing	3	202,620	0.09	67,540	684	76.94
Planned Unit Developments (attached)	41	5,707,991	2.52	139,219	699	91.16
Planned Unit Developments (detatched)	161	31,793,885	14.04	197,478	700	85.01
Single Family Detached	1,111	156,779,475	69.24	141,116	698	88.86
Townhouse	6	440,670	0.19	73,445	717	88.49
Two-Four Family Units	165	21,285,332	9.40	129,002	712	90.95
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,050	135,381,449	59.79 %	128,935	704	92.59 %
Reduced Documentation	517	91,050,490	40.21	176,113	696	82.89
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	918	138,419,064	61.13 %	150,783	707	86.52 %
12 Months	31	4,504,639	1.99	145,311	665	91.64
24 Months	56	9,560,854	4.22	170,730	691	84.95
36 Months	539	67,121,245	29.64	124,529	692	94.60
60 Months	19	5,596,084	2.47	294,531	697	78.22
Other (1)	4	1,230,052	0.54	307,513	715	75.97
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

(1) Not None, 12, 24, 36 or 60 months and not more than 60 months.

RAMP Series 2004-RS12 – Collateral Characteristics (Group II Loans)

Summary Report

Principal Balance	$663,367,899		
Number of Mortgage Loans	4,110		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$161,578.12	$23,625.00	$2,616,250.00
Current Principal Balance	$161,403.38	$23,625.00	$2,616,250.00
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	360	149	360
Remaining Term to Maturity (mos)	359	133	360
Age	1	0	18
Mortgage Rate	7.264	4.125	11.200
Loan-to-Value Ratio	92.93	33.00	107.00
Credit Score	648	479	814
Margin	6.225	2.250	10.625
Initial Periodic Cap	3.230	1.000	6.000
Periodic Cap	1.184	1.000	6.000
Maximum Mortgage Rate	13.342	7.375	23.750
Minimum Mortgage Rate	6.476	2.250	11.200
Next Rate Adj. (mos)	28	3	84

Lien Position	**% of Loan Group**
1st Lien	100.00

Occupancy	**% of Loan Group**
Primary Residence	92.65
Non-Owner Occupied	5.42
Second/Vacation	1.93

Documentation	**% of Loan Group**
Full Documentation	59.40
Reduced Documentation	40.60

Servicing	**% of Loan Group**
Homecomings	99.27

Delinquency	**% of Loan Group**
Current	99.71
30 to 59 Days Delinquent	0.24
60 to 89 Days Delinquent	0.05

Exception Category	**% of Loan Group**
Alternet Exceptions (RASC)	66.12
Expanded Criteria Exceptions (RALI)	28.83
Home Solutions	4.22
Jumbo A Exceptions (RFMSI)	0.83
Seasoned Loans	0.00

Loan Purpose	**% of Loan Group**
Purchase	57.52
Equity Refinance	36.47
Rate/Term Refinance	6.01

Property Type	**% of Loan Group**
Single Family Detached	72.93
PUD (detached)	12.42
Condominium Low Rise	5.41
Two-Four Family Units	4.29
PUD (attached)	3.82
Townhouse	0.53
Condominium High Rise	0.38
Condominium Mid Rise	0.14
Manufactured Housing	0.07

Percent of Pool with Prepayment Penalty	64.77
Percent of Pool over 80% LTV with MI	7.39
IO Loans	18.45

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
499 or less	2	228,004	0.03 %	114,002	89.88 %
500 - 519	5	693,335	0.10	138,667	74.05
520 - 539	10	1,591,106	0.24	159,111	74.46
540 - 559	63	7,358,646	1.11	116,804	88.63
560 - 579	237	28,922,016	4.36	122,034	91.96
580 - 599	442	57,563,035	8.68	130,233	95.79
600 - 619	744	105,918,095	15.97	142,363	95.61
620 - 639	663	103,962,532	15.67	156,806	94.32
640 - 659	570	101,537,647	15.31	178,136	91.33
660 - 679	469	90,514,241	13.64	192,994	90.86
680 - 699	343	63,455,524	9.57	185,002	91.44
700 - 719	202	38,297,047	5.77	189,589	90.84
720 - 739	146	26,090,999	3.93	178,705	93.58
740 - 759	112	19,018,968	2.87	169,812	94.74
760 or greater	91	16,085,098	2.42	176,759	93.50
Subtotal with Credit Score	4,099	661,236,293	99.68	161,316	92.97
Not Available	11	2,131,606	0.32	193,782	79.07
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**92.93 %**

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,168	89,467,474	13.49 %	76,599	630	94.74 %
100,001 - 200,000	1,972	285,101,991	42.98	144,575	642	94.93
200,001 - 300,000	631	153,682,034	23.17	243,553	654	92.57
300,001 - 400,000	225	76,818,488	11.58	341,416	668	90.71
400,001 - 500,000	81	36,316,009	5.47	448,346	666	87.49
500,001 - 600,000	20	11,083,029	1.67	554,151	679	81.90
600,001 - 700,000	7	4,311,986	0.65	615,998	651	73.74
700,001 - 800,000	3	2,193,038	0.33	731,013	612	87.85
800,001 - 900,000	1	860,000	0.13	860,000	626	80.00
900,001 - 1,000,000	1	917,600	0.14	917,600	655	80.00
1,100,001 or greater	1	2,616,250	0.39	2,616,250	644	65.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Mortgage Rates of the Group II Loans

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 to 4.499	3	1,036,650	0.16 %	345,550	690	67.94 %
4.500 to 4.999	25	8,210,885	1.24	328,435	678	78.53
5.000 to 5.499	70	14,403,752	2.17	205,768	696	84.65
5.500 to 5.999	268	59,604,989	8.99	222,407	686	86.78
6.000 to 6.499	360	70,996,635	10.70	197,213	679	89.59
6.500 to 6.999	694	132,366,783	19.95	190,730	667	92.16
7.000 to 7.499	514	86,092,549	12.98	167,495	653	94.29
7.500 to 7.999	834	130,025,970	19.60	155,906	635	94.89
8.000 to 8.499	532	70,002,637	10.55	131,584	619	96.32
8.500 to 8.999	490	57,476,519	8.66	117,299	603	96.84
9.000 to 9.499	178	18,856,530	2.84	105,936	597	96.57
9.500 to 9.999	113	11,773,013	1.77	104,186	591	97.21
10.000 to 10.499	16	1,306,153	0.20	81,635	585	97.71
10.500 to 10.999	9	893,711	0.13	99,301	577	98.02
11.000 to 11.499	4	321,124	0.05	80,281	591	100.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Net Mortgage Rates of the Group II Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.500 to 3.999	2	870,400	0.13 %	435,200	702	62.77 %
4.000 to 4.499	17	5,125,852	0.77	301,521	667	85.03
4.500 to 4.999	44	11,665,900	1.76	265,134	700	80.33
5.000 to 5.499	219	46,658,046	7.03	213,050	689	86.36
5.500 to 5.999	398	83,083,695	12.52	208,753	679	89.02
6.000 to 6.499	628	118,876,664	17.92	189,294	668	91.48
6.500 to 6.999	629	107,834,862	16.26	171,439	652	94.08
7.000 to 7.499	784	120,667,774	18.19	153,913	633	94.94
7.500 to 7.999	633	84,701,941	12.77	133,810	622	96.39
8.000 to 8.499	446	51,172,685	7.71	114,737	606	97.28
8.500 to 8.999	188	20,914,328	3.15	111,246	598	96.61
9.000 to 9.499	90	8,399,992	1.27	93,333	594	97.32
9.500 to 9.999	17	1,981,050	0.30	116,532	590	98.49
10.000 to 10.499	10	1,038,606	0.16	103,861	579	98.29
10.500 to 10.999	5	376,104	0.06	75,221	593	100.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Original Loan-to-Value Ratios of the Group II Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	3	911,157	0.14 %	303,719	609
50.01 to 55.00	5	1,080,208	0.16	216,042	695
55.01 to 60.00	10	1,757,379	0.26	175,738	598
60.01 to 65.00	9	3,924,232	0.59	436,026	628
65.01 to 70.00	19	5,010,727	0.76	263,722	649
70.01 to 75.00	49	10,644,745	1.60	217,240	660
75.01 to 80.00	460	95,054,763	14.33	206,641	669
80.01 to 85.00	137	23,968,080	3.61	174,949	644
85.01 to 90.00	521	92,637,197	13.96	177,807	642
90.01 to 95.00	920	137,921,946	20.79	149,915	634
95.01 to 100.00	1,944	285,212,828	42.99	146,714	650
100.01 to 105.00	26	3,953,179	0.60	152,045	696
105.01 to 110.00	7	1,291,457	0.19	184,494	699
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**

Geographical Distribution of Mortgaged Properties of the Group II Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	137	16,576,914	2.50 %	120,999	629	96.84 %
Alaska	5	1,057,458	0.16	211,492	628	94.59
Arizona	95	15,768,988	2.38	165,989	649	94.02
Arkansas	28	3,237,464	0.49	115,624	618	97.59
California	180	52,360,451	7.89	290,891	659	86.44
Colorado	82	16,185,879	2.44	197,389	650	95.04
Connecticut	38	8,468,226	1.28	222,848	652	86.72
Delaware	4	603,199	0.09	150,800	682	93.89
District of Columbia	8	2,309,372	0.35	288,671	663	83.99
Florida	463	76,566,239	11.54	165,370	658	91.03
Georgia	254	39,133,487	5.90	154,069	636	93.54
Hawaii	1	699,779	0.11	699,779	581	95.00
Idaho	22	2,471,867	0.37	112,358	640	94.48
Illinois	214	36,040,132	5.43	168,412	658	95.61
Indiana	154	17,117,070	2.58	111,150	647	96.33
Iowa	57	6,226,971	0.94	109,245	618	97.45
Kansas	40	4,709,968	0.71	117,749	638	95.61
Kentucky	55	5,874,695	0.89	106,813	629	96.85
Louisiana	69	7,464,430	1.13	108,180	617	96.34
Maine	15	2,304,206	0.35	153,614	651	91.75
Maryland	133	29,116,330	4.39	218,920	662	89.69
Massachusetts	28	7,887,948	1.19	281,712	652	87.08
Michigan	253	37,789,877	5.70	149,367	647	95.14
Minnesota	87	15,858,384	2.39	182,280	652	93.18
Mississippi	55	5,511,874	0.83	100,216	615	96.71
Missouri	123	14,513,575	2.19	117,997	636	95.47
Montana	3	455,657	0.07	151,886	640	93.70
Nebraska	15	2,019,619	0.30	134,641	613	96.50
Nevada	39	7,747,309	1.17	198,649	653	91.93
New Hampshire	14	3,074,539	0.46	219,610	676	89.24
New Jersey	82	21,771,556	3.28	265,507	666	90.70
New Mexico	12	1,235,636	0.19	102,970	650	95.43
New York	41	11,078,627	1.67	270,210	665	85.41
North Carolina	139	18,339,522	2.76	131,939	638	93.49
North Dakota	1	132,852	0.02	132,852	699	95.00
Ohio	179	22,539,756	3.40	125,920	641	96.68
Oklahoma	25	2,860,015	0.43	114,401	649	95.37
Oregon	24	3,908,609	0.59	162,859	656	92.94
Pennsylvania	118	16,435,305	2.48	139,282	649	94.93
Rhode Island	3	566,601	0.09	188,867	660	98.53
South Carolina	78	9,572,658	1.44	122,726	631	96.55
South Dakota	8	908,479	0.14	113,560	647	90.68
Tennessee	119	14,213,308	2.14	119,440	626	97.14
Texas	196	26,273,930	3.96	134,051	636	94.06
Utah	42	7,527,621	1.13	179,229	654	94.00

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Virginia	165	36,265,759	5.47	219,792	661	91.40
Washington	52	9,655,050	1.46	185,674	640	94.60
West Virginia	7	857,614	0.13	122,516	621	96.08
Wisconsin	139	18,886,275	2.85	135,872	638	95.49
Wyoming	9	1,186,821	0.18	131,869	663	98.93
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	2,505	381,569,463	57.52 %	152,323	652	94.48 %
Equity Refinance	1,380	241,913,185	36.47	175,299	644	91.18
Rate/Term Refinance	225	39,885,251	6.01	177,268	642	88.59
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	3,777	614,593,572	92.65	162,720	646	93.46 %
Non Owner-occupied	258	35,975,778	5.42	139,441	686	84.65
Second/Vacation	75	12,798,550	1.93	170,647	668	90.32
Total:	**4,110**	**663,367,899**	**100.00**	**161,403**	**648**	**92.93 %**

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (more than 8 stories)	13	2,534,671	0.38 %	194,975	690	88.90 %
Condominium Low Rise (less than 5 stories)	242	35,911,616	5.41	148,395	668	92.73
Condominium Mid Rise (5 to 8 stories)	6	907,876	0.14	151,313	688	87.84
Manufactured Housing	4	491,358	0.07	122,839	674	87.02
Planned Unit Developments (attached)	145	25,312,174	3.82	174,567	657	93.42
Planned Unit Developments (detatched)	392	82,418,002	12.42	210,250	652	91.96
Single Family Detached	3,151	483,781,339	72.93	153,533	644	93.49
Townhouse	28	3,539,645	0.53	126,416	634	91.16
Two-Four Family Units	129	28,471,218	4.29	220,707	672	86.75
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Current Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	2,736	394,061,492	59.40 %	144,028	636	96.22 %
Reduced Documentation	1,374	269,306,407	40.60	196,002	666	88.10
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Prepayment Penalty Terms of the Group II Loans

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	1,413	233,702,744	35.23 %	165,395	652	91.69 %
12 Months	202	38,562,960	5.81	190,906	665	91.06
24 Months	1,872	283,976,249	42.81	151,697	639	95.15
36 Months	594	99,631,975	15.02	167,731	660	91.25
60 Months	16	5,830,146	0.88	364,384	660	73.56
Other(1)	13	1,663,824	0.25	127,986	632	98.21
Total	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

(1) Not None, 12, 24, 36 or 60 months and not more than 60 months.

Index Types of the Group II Loans

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Libor - 6 Month	3,868	622,009,000	93.77 %	160,809	646	93.15 %
Libor - 1 Year	213	34,317,018	5.17	161,113	693	92.20
Treasury - 1 Year	29	7,041,881	1.06	242,823	634	76.31
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Maximum Mortgage Rates of the Group II Loans

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
7.000 to 7.999	1	188,750	0.03 %	188,750	645	100.00 %
9.000 to 9.999	4	1,118,002	0.17	279,501	725	80.00
10.000 to 10.999	85	20,751,599	3.13	244,136	685	79.28
11.000 to 11.999	425	88,132,018	13.29	207,369	684	85.90
12.000 to 12.999	766	146,042,924	22.02	190,657	673	92.80
13.000 to 13.999	1,235	204,344,151	30.80	165,461	646	94.21
14.000 to 14.999	1,143	153,564,265	23.15	134,352	618	96.00
15.000 to 15.999	378	42,337,497	6.38	112,004	603	96.92
16.000 to 16.999	64	6,003,417	0.90	93,803	603	97.19
17.000 to 17.999	7	514,031	0.08	73,433	589	100.00
19.000 to 19.999	1	109,926	0.02	109,926	607	100.00
23.000 to 23.999	1	261,320	0.04	261,320	585	95.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Next Interest Rate Adjustment Date of the Group II Loans

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
April 2005	1	860,000	0.13	860,000	626	80.00
May 2005	4	574,825	0.09	143,706	696	86.66
June 2005	17	4,259,728	0.64	250,572	674	87.20
July 2005	4	871,899	0.13	217,975	650	86.19
September 2005	1	173,072	0.03	173,072	479	100.00
October 2005	4	481,036	0.07	120,259	0	95.18
November 2005	1	54,557	0.01	54,557	0	100.00
December 2005	1	470,997	0.07	470,997	0	95.00
January 2006	3	689,957	0.10	229,986	748	83.29
February 2006	2	167,287	0.03	83,643	620	100.00
March 2006	1	80,256	0.01	80,256	640	95.00
April 2006	2	216,280	0.03	108,140	636	94.32
May 2006	6	871,881	0.13	145,313	621	87.15
June 2006	10	1,488,870	0.22	148,887	630	100.91
July 2006	6	1,002,917	0.15	167,153	660	97.85
August 2006	14	2,012,322	0.30	143,737	635	95.19
September 2006	31	3,667,652	0.55	118,311	632	94.20
October 2006	111	15,147,427	2.28	136,463	629	91.45
November 2006	615	101,105,973	15.24	164,400	640	93.86
December 2006	1,758	269,186,825	40.58	153,121	644	95.60
January 2007	511	76,043,657	11.46	148,813	626	93.96
March 2007	1	285,000	0.04	285,000	618	93.00
May 2007	5	701,138	0.11	140,228	701	92.72
June 2007	6	1,164,183	0.18	194,030	668	97.83
July 2007	9	1,675,147	0.25	186,127	693	83.16
August 2007	10	1,295,469	0.20	129,547	677	83.75
September 2007	11	1,195,123	0.18	108,648	645	93.35
October 2007	47	6,720,474	1.01	142,989	652	90.25
November 2007	190	34,765,507	5.24	182,976	677	88.81
December 2007	275	48,587,787	7.32	176,683	658	90.43
January 2008	135	21,166,615	3.19	156,790	664	94.31
September 2008	1	456,240	0.07	456,240	0	41.00
June 2009	9	1,418,955	0.21	157,662	599	78.68
July 2009	9	1,328,808	0.20	147,645	608	81.40
August 2009	4	1,426,245	0.22	356,561	629	85.30
September 2009	3	411,599	0.06	137,200	675	95.00
October 2009	11	2,148,149	0.32	195,286	678	89.48
November 2009	72	15,597,659	2.35	216,634	685	86.69
December 2009	199	41,936,961	6.32	210,738	682	83.81
January 2010	5	648,375	0.10	129,675	687	82.62
November 2011	1	89,837	0.01	89,837	648	100.00
December 2011	1	354,811	0.05	354,811	694	80.00
January 2012	3	566,400	0.09	188,800	674	84.61
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Note Margin of the Group II Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 to 2.499	175	41,489,085	6.25 %	237,080	681	80.94 %
2.500 to 2.999	204	39,771,818	6.00	194,960	681	85.04
3.000 to 3.499	107	17,827,670	2.69	166,614	712	91.95
3.500 to 3.999	112	26,460,499	3.99	236,254	686	87.51
4.000 to 4.499	45	8,738,316	1.32	194,185	677	93.92
4.500 to 4.999	24	4,517,773	0.68	188,241	673	88.88
5.000 to 5.499	178	30,013,616	4.52	168,616	685	90.72
5.500 to 5.999	174	32,028,481	4.83	184,072	682	92.42
6.000 to 6.499	391	73,221,527	11.04	187,267	664	94.87
6.500 to 6.999	672	123,216,868	18.57	183,358	652	93.79
7.000 to 7.499	580	86,495,993	13.04	149,131	632	94.98
7.500 to 7.999	711	93,485,291	14.09	131,484	615	96.25
8.000 to 8.499	352	42,430,280	6.40	120,541	599	96.30
8.500 to 8.999	234	28,216,378	4.25	120,583	600	96.63
9.000 to 9.499	75	7,855,859	1.18	104,745	595	98.01
9.500 to 9.999	53	5,493,603	0.83	103,653	590	98.19
10.000 to 10.499	21	1,858,868	0.28	88,518	584	97.20
10.500 to 10.999	2	245,973	0.04	122,986	597	97.40
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

New Issue Computational Materials

$975,000,000 (Approximate)

RAMP Series 2005-RS1 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-RS1

January 18, 2005

Expected Timing:	Pricing Date:	On or about January [20], 2005
	Settlement Date:	On or about January 28, 2005
	First Payment Date:	February 25, 2005
Structure:	Group I (Fixed):	$250,000,000 senior/subordinate structure
	Group II (ARMs):	$725,000,000 senior/subordinate structure
	Rating Agencies:	Moody's and Fitch.

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

RAMP Series 2005-RS1 Trust Structure Summary

January 18, 2005
$975,000,000 (Approximate - Subject to Revision)
Characteristics of the Certificates (1), (2), (3)

Class	Amount ($)	Ratings (Moody's/Fitch)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	Expected WAL (yrs) Call/Mat	Expected Principal Window (mos) Call/Mat	Exp. Maturity to Call	Final Scheduled Maturity
A-I-1	$83,146,000	Aaa/AAA	Sr Fltr (4)	0	Actual/360	1.00 / 1.00	1-23 / 1-23	December 2006	August 2022
A-I-2	$24,552,000	Aaa/AAA	Sr Fxd (5)	24	30/360	2.20 / 2.20	23-30 / 23-30	July 2007	September 2025
A-I-3	$29,570,000	Aaa/AAA	Sr Fxd (5)	24	30/360	3.00 / 3.00	30-43 / 30-43	August 2008	March 2029
A-I-4	$41,639,000	Aaa/AAA	Sr Fxd (5)	24	30/360	5.00 / 5.00	43-85 / 43-85	February 2012	December 2032
A-I-5	$27,843,000	Aaa/AAA	Sr Fxd (6,7)	24	30/360	9.47 / 11.83	85-119 / 85-252	December 2014	December 2034
A-I-6	$22,000,000	Aaa/AAA	Sr Fxd – NAS (5)	24	30/360	6.75 / 6.83	37-119 / 37-250	December 2014	October 2034
M-I-1	$9,375,000	Aa2/AA	Mez Fxd (6,7)	24	30/360	6.59 / 7.15	39-119 / 39-188	December 2014	September 2034
M-I-2	$6,250,000	A2/ A	Mez Fxd (6,7)	24	30/360	6.59 / 7.05	39-119 / 39-170	December 2014	July 2034
M-I-3	$3,125,000	Baa1/BBB+	Mez Fxd (6,7)	24	30/360	6.59 / 6.91	39-119 / 39-151	December 2014	April 2034
M-I-4	$2,500,000	Baa2/ BBB	Mez Fxd (6,7)	24	30/360	6.59 /6.75	39-119 / 39-137	December 2014	January 2034
Total Group I	**$250,000,000**								
A-II-1	$311,934,000	Aaa/AAA	Sr Fltr (8)	0	Actual/360	1.00 / 1.00	1-22 / 1-22	November 2006	February 2026
A-II-2	$178,535,000	Aaa/AAA	Sr Fltr (8)	0	Actual/360	2.20 / 2.20	22-34 / 22-34	November 2007	April 2032
A-II-3	$93,156,000	Aaa/AAA	Sr Fltr (6,8)	0	Actual/360	4.71 / 5.61	34-68 / 34-149	September 2010	December 2034
M-II-1	$68,875,000	Aa2/AA	Mez Fltr (6,8)	0	Actual/360	4.46 / 4.84	43-68 / 43-127	September 2010	November 2034
M-II-2	$39,875,000	A2/A	Mez Fltr (6,8)	0	Actual/360	4.17 / 4.51	39-68 / 39-112	September 2010	October 2034
M-II-3	$10,875,000	A3/A-	Mez Fltr (6,8)	0	Actual/360	4.10 / 4.38	39-68 / 39-97	September 2010	August 2034
M-II-4	$10,875,000	Baa1/BBB+	Mez Fltr (6,8)	0	Actual/360	4.08 / 4.31	38-68 / 38-91	September 2010	July 2034
M-II-5	$10,875,000	Baa2/BBB	Mez Fltr (6,8)	0	Actual/360	4.07 / 4.20	37-68 / 37-83	September 2010	May 2034
Total Group II	**$725,000,000**								
Grand Total	**$975,000,000**								

Notes:

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:
Group I Loans: 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).
Group II Loans: 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call of the related Loan Group and (ii) the maturity of the related Loan Group.

(4) The pass-through rate on the Class A-I-1 Certificates will be equal to the lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.

(5) The pass-through rate on the Class A-I-2, Class A-I-3, Class A-I-4 and Class A-I-6 Certificates will be equal to the related fixed rate per annum.

(6) If the 10% optional call for the Group I Loans is not exercised, the coupon on the Class A-I-5 Certificates and the Class M-I-1 through Class M-I-4 Certificates will increase by 0.50% per annum beginning on the second Distribution Date after the first possible related optional call date. Likewise, if the 10% optional call for the Group II Loans is not exercised, the margin on the Class A-II-3 Certificates will double, and the margin on the Class M-II Certificates will each increase by a 1.5x multiple, in each case beginning on the second Distribution Date after the first possible related optional call date.

(7) The pass-through rates on the Class A-I-5 Certificates and Class M-I Certificates will be equal to the related fixed rate per annum, subject to the Group I Net WAC Cap Rate.

(8) The pass-through rate on the Class A-II Certificates and Class M-II Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap Rate and (iii) 14.00% per annum.

Issuer:	RAMP Series 2005-RS1 Trust.
Certificates:	The Class A-I-1 through Class A-I-6 Certificates (collectively, the "Class A-I Certificates") and the Class M-I-1 through Class M-I-4 Certificates (collectively, the "Class M-I Certificates"), are backed by first lien, fixed-rate mortgage loans (the "Group I Loans"). The Class A-II-1 through Class A-II-3 Certificates (collectively the Class "A-II Certificates") and the Class M-II-1 through Class M-II-5 Certificates (collectively, the "Class M-II Certificates") are backed by first lien, adjustable-rate mortgage loans (the "Group II Loans"). The Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates." The Class M-I Certificates and Class M-II Certificates are referred to together as the "Class M Certificates."
Lead Manager:	Greenwich Capital Markets, Inc.
Co-Managers:	Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC and Residential Funding Securities Corporation.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	JPMorgan Chase Bank, National Association.
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 96.88% of the Group I Loans and 99.27% of the Group II Loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Cut-off Date:	January 1, 2005 after deducting payments due during the month of January 2005.
Settlement Date:	On or about January 28, 2005.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on February 25, 2005.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A, Class M-I-1 and Class M-II-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; For the Class M-I-2, Class M-I-3, Class M-I-4, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates: $250,000 and integral multiples of $1 in excess thereof.
ERISA Considerations:	It is expected that, as of the Settlement Date, the Class A Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. The Class M Certificates are not expected to be eligible for purchase by such plans as of the Settlement Date. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Certificates.

Legal Investments: The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Tax Status: One or more REMIC elections.

Collateral Description: Two loan groups:

- Group I (fixed) and Group II (adjustable). Group I Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $250,000,000 as of the Cut-off Date.
- Group II Loans will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $725,000,000 as of the Cut-off Date.

Prepayment Assumptions: Two loan groups:

- Group I – 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).
- Group II – 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

Optional Calls: If the aggregate principal balance of either the Group I Loans or Group II Loans falls below 10% of the original principal balance of the respective group (the "Optional Call Date"), Residential Funding or its designee may terminate the trust with respect to that loan group. The optional calls are independent of each other. The exercise of the optional calls may be subject to limitations as described in the prospectus supplement.

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. Through the NCA program, Residential Funding seeks to acquire recently originated mortgage loan products with the characteristics described in the attached collateral tables. The mortgage loans may include a combination of layered risk factors including, but not limited to, credit score, reduced loan documentation, debt-to-income ratio, and loan to value ratio.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A" quality, non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A" quality borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A"quality mortgage loans with LTVs up to 107% and for which the related borrowers may have limited cash, may not want to take cash out of their investments, or may want to finance the full value of the home plus closing costs, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or whose total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A" quality credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "AlterNet" program guidelines allow.

Credit Enhancement:

A. Subordination.

Except as described below, with respect to each loan group, if the related Class M Certificates remain outstanding, losses on the related mortgage loans which are not covered by excess cash flow or overcollateralization will be allocated to the class of related Class M Certificates with the lowest payment priority, and the other related classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the related Class M Certificates are outstanding, all such losses will be allocated to the related Class A Certificates as described in the prospectus supplement.

Initial Subordination:

Class	Group I[1]	Class	Group II[1]
Class A	11.15%	Class A	22.35%
Class M-I-1	7.40%	Class M-II-1	12.85%
Class M-I-2	4.90%	Class M-II-2	7.35%
Class M-I-3	3.65%	Class M-II-3	5.85%
Class M-I-4	2.65%	Class M-II-4	4.35%
		Class M-II-5	2.85%

[1] Includes the target overcollateralization requirement as described herein.

C. Overcollateralization ("OC").

	Group I	Group II
Initial (% Orig.)	0.00%	0.00%
OC Target (% Orig.)	2.65%	2.85%
Stepdown OC Target (% Current)[1]	5.30%	5.70%
OC Floor (% Orig.)	0.50%	0.50%
OC Holiday	None	None

[1] Subject to certain trigger events as specified herein.

D. Cross-collateralization.

The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of OC in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

E. Excess Spread.

Group I: Initially equal to approximately 281 bps per annum.
Group II: Initially equal to approximately 416 bps per annum.
Assumes 1-month LIBOR remains constant at 2.48000%, 6-month LIBOR remains constant at 2.89000%, 1-Year LIBOR remains constant at 3.22000% and 1-Year CMT remains constant at 2.84000%.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount from each loan group generally as follows:

(1) Distribution of accrued and unpaid interest to the related certificates;

(2) Distribution of principal to the related certificates, in the priority described herein;

(3) Distribution of principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the mortgage loans, to cover realized losses;

(4) Distribution of additional principal, only to the extent the certificate principal balance of the non-related certificates exceeds the stated principal balance of the non-related mortgage loans, to the non-related certificates from the excess interest on the related mortgage loans;

(5) Distribution of additional principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the related mortgage loans, until the required level of overcollateralization is reached;

(6) Payment to the related certificates and subsequently, to the non-related certificates, in respect of prepayment interest shortfalls;

(7) To the extent provided in the prospectus supplement, payment to certain Group I Certificates in respect of any Group I Net WAC Cap Shortfall Carry-Forward Amount due to the application of the cap on the related pass-through rate, in the priority described in the prospectus supplement, and payment to the Group II Certificates in respect of any Group II Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement;

(8) Payment to the related certificates and subsequently, to the non-related certificates, in respect of current relief act shortfalls;

(9) To pay to the holders of the related Class A Certificates, pro rata, and then to the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(10) To pay to the holders of the non-related Class A Certificates, pro rata, and then to the non-related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

(11) Distribution of any remaining funds to the non-offered certificates.

Interest Accrual Period:

Class A-I-2 through Class A-I-6 and Class M-I Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1, Class A-II and Class M-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

Pass-Through Rates:

Group I Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus [ ]% (the "Class A-I-1 Margin") and (ii) the Group I Net WAC Cap Rate.
- On each Distribution Date, for the Class A-I-2, Class A-I-3, Class A-I-4 and Class A-I-6 Certificates, interest will accrue at a fixed rate equal to their respective fixed rate coupon.
- On each Distribution Date, for the Class A-I-5 Certificates and Class M-I Certificates, interest will accrue at a rate equal to the lesser of (a) their respective fixed rate coupons and (b) the Group I Net WAC Cap Rate.
- The fixed rate coupon on the Class A-I-5 Certificates and the Class M-I Certificates will increase by 0.50% per annum for any Distribution Date beginning on the second Distribution Date after the first possible related Optional Call Date.

Group II Pass-Through Rates:

- The Class A-II-1 Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus [ ]% (the "Class A-II-1 Margin"), (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-2 Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus [ ]% (the "Class A-II-2 Margin"), (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-3 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II-3 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-II-3 Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class M-II Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus the related Class M-II Margin, and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the related Class M-II Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.

Group I Net WAC Cap Rate:

For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, and, in the case of the Class A-I-1 Certificates, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group I Certificates is limited to the Group I Net WAC Cap Rate, the resulting shortfall (the "Group I Net WAC Cap Shortfall") will carry forward with interest thereon (the "Group I Net WAC Cap Shortfall Carry-Forward Amount").

Group II Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group II Certificates is limited to the Group II Net WAC Cap Rate, the resulting shortfall (the "Group II Basis Risk Shortfall") will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Group II Basis Risk Shortfall Carry-Forward Amount"). The payments from the Yield Maintenance Agreement will be available to cover any shortfalls on the Class M-II Certificates resulting from the application of the Group II Net WAC Cap Rate.

Weighted Average Monthly Fees: Master servicing fee and subservicing fee of approximately:
[0.324%] per annum for Group I
[0.439%] per annum for Group II

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee and (b) the sub-servicing fee.

Eligible Master Servicing Compensation: For either loan group and any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to any Distribution Date and either loan group, the excess, if any, of the aggregate stated principal balance of the mortgage loans in the related loan group before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the related Class A Certificates and related Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Group I Required Overcollateralization Amount: With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, 2.65%% of the aggregate stated principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) 5.30% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group I.

Trigger Event: A Trigger Event is in effect with respect to either loan group on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds 50% of the Group I Senior Enhancement Percentage or 40% of the Group II Senior Enhancement Percentage, respectively, or (ii) cumulative realized losses on the related mortgage loans as a percentage of the initial aggregate principal balance of the related mortgage loans as of the Cut-off Date exceed the following amounts:

	Group I Loans	Group II Loans
Months 37-48	2.00% in the first month plus an additional 1/12th of 1.25% for every month thereafter	4.00% in the first month plus an additional 1/12th of 2.25% for every month thereafter
Months 49-60	3.25% in the first month plus an additional 1/12th of 1.00% for every month thereafter	6.25% in the first month plus an additional 1/12th of 1.50% for every month thereafter
Months 61-72	4.25% in the first month plus an additional 1/12th of 0.75% for every month thereafter	7.75% in the first month plus an additional 1/12th of 1.00% for every month thereafter
Months 73 and thereafter	5.00%	8.75%

Sixty-Plus Delinquency Percentage: With respect to any Distribution Date and each loan group, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans of the related loan group that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans of the related loan group immediately preceding that Distribution Date.

Group I Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-I-1, Class M-I-2, Class M-I-3 and Class M-I-4 Certificates and (ii) the related Overcollateralization Amount, in each case prior to the distribution of the Group I Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date.

Overcollateralization

Floor:

As to either loan group, an amount equal to 0.50% of the aggregate stated principal balance of the related mortgage loans as of the Cut-off Date.

Overcollateralization Increase Amount:

With respect to any Distribution Date and either loan group, an amount equal to the lesser of (i) available excess cash flow from the related and non-related mortgage loans available for payment of the Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the related Required Overcollateralization Amount for that Distribution Date over (y) the related Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount:

With respect to any Distribution Date and each loan group for which the related Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the related Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the related mortgage loans for that Distribution Date.

Excess Overcollateralization Amount:

With respect to any Distribution Date, the excess, if any, of the related Overcollateralization Amount over the related Required Overcollateralization Amount.

Group I Principal Distribution Amount:

As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-I Certificates and Class M-I Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group I Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-I Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the Group I Principal Distribution Amount for that Distribution Date or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group I Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Priority of Class A-I Principal Distributions:

The Class A-I Principal Distribution Amount will be distributed to the Class A-I-1 through the Class A-I-6 Certificates as follows: first to the Class A-I-6 Certificates in an amount equal to the Class A-I-6 Lockout Distribution Amount for that distribution date, and then the remaining amounts will be paid to the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5 and Class A-I-6 Certificates, in that order, in each case until paid in full.

Class A-I-6 Lockout Distribution Amount: For any Distribution Date, the product of (x) the Class A-I-6 Lockout Percentage (as set forth in the underlying table) for that Distribution Date and (y) the Class A-I-6 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-I-6 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date or the certificate principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date.

Class A-I-6 Pro Rata Distribution Amount: For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-I-6 Lockout Percentage:

Distribution Dates	Lockout Percentage
February 2005 through and including January 2008	0%
February 2008 through and including January 2010	45%
February 2010 through and including January 2011	80%
February 2011 through and including January 2012	100%
February 2012 and thereafter	300%

Class M-I-1 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates and Class M-I-1 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount and Class M-I-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Group I Subordination Percentage:

As to any class of Class A-I or Class M-I Certificates, the respective percentage set forth below:

Class	Percentage
A-I	77.70%
M-I-1	85.20%
M-I-2	90.20%
M-I-3	92.70%
M-I-4	94.70%

Group I Stepdown Date:

The Distribution Date which is the later to occur of (x) the Distribution Date in February 2008 and (y) the first distribution date on which the Group I Senior Enhancement Percentage is equal to or greater than 22.30%.

Group II Required Overcollateralization Amount:

With respect to any Distribution Date and the Group II Loans, (a) if such Distribution Date is prior to the Group II Stepdown Date, 2.85% of the aggregate stated principal balance of the Group II Loans as of the Cut-off Date, or (b) if such Distribution Date is on or after the Group II Stepdown Date, the greater of (i) 5.70% of the current aggregate stated principal balance of the Group II Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group II.

Group II Senior Enhancement Percentage:

For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-II-1, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates and (ii) the Group II Overcollateralization Amount, in each case prior to the distribution of the Group II Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date.

Group II Principal Distribution Amount:

As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-II Certificates and Class M-II Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group II Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-II Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the Group II Principal Distribution Amount for that Distribution Date or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group II Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-II Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Priority of Class A-II Princial Distributions:

The Class A-II Principal Distribution Amount will be distributed sequentially, to the Class A-II-1, Class A-II-2 and Class A-II-3 Certificates, in that order, in each case until paid in full.

Class M-II-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II Certificates and Class M-II-1 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount and Class M-II-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1 and Class M-II-2 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2 and Class M-II-3 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-5 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2, Class M-II-3 and Class M-II-4 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Group II Subordination Percentage:

As to any class of Class A-II or Class M-II Certificates, the respective percentage set forth below:

Class	Percentage[1]
A-II	55.30%
M-II-1	74.30%
M-II-2	85.30%
M-II-3	88.30%
M-II-4	91.30%
M-II-5	94.30%

[1] Includes the target overcollateralization requirement as described herein.

Group II Stepdown Date:

The Distribution Date which is the later to occur of (x) the Distribution Date in February 2008 and (y) the first Distribution date on which the Group II Senior Enhancement Percentage is equal to or greater than 44.70%.

Subsequent Recoveries:

Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Yield Maintenance Agreement: On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [ ] (the "Counterparty") for the benefit of the Class M-II Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) the notional amount set forth below and (ii) the strike rates set forth in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate beginning with the Distribution Date in March 2005. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in February 2007.

Yield Maintenance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling Rate (%)
02/25/05	NA	NA	NA
03/25/05	141,375,000	6.24321	7.93000
04/25/05	141,375,000	5.53570	7.93000
05/25/05	141,375,000	5.75613	7.93000
06/25/05	141,375,000	5.53618	7.93000
07/25/05	141,375,000	5.79028	7.93000
08/25/05	141,375,000	5.57228	7.93000
09/25/05	141,375,000	5.57256	7.93000
10/25/05	141,375,000	5.79427	7.93000
11/25/05	141,375,000	5.57310	7.93000
12/25/05	141,375,000	5.79473	7.93000
01/25/06	141,375,000	5.59225	7.93000
02/25/06	141,375,000	5.59546	7.93000
03/25/06	141,375,000	6.30952	7.93000
04/25/06	141,375,000	5.59529	7.93000
05/25/06	141,375,000	5.81738	7.93000
06/25/06	141,375,000	5.59508	7.93000
07/25/06	141,375,000	5.81736	7.93000
08/25/06	141,375,000	5.59950	7.93000
09/25/06	141,375,000	5.59940	7.93000
10/25/06	141,375,000	5.82225	7.93000
11/25/06	141,375,000	5.60229	7.93000
12/25/06	141,375,000	5.84054	7.93000
1/25/07	141,375,000	7.65634	7.93000
2/25/07	141,375,000	7.65750	7.93000

Loan Group I Net WAC Cap

(Current Index Values; 100% PPC; Actual/360)

Month	(%)
1	7.30
2	7.30
3	6.59
4	6.81
5	6.59
6	6.81
7	6.59
8	6.59
9	6.81
10	6.59
11	6.81
12	6.59
13	6.59
14	7.30
15	6.59
16	6.81
17	6.60
18	6.82
19	6.60
20	6.60
21	6.82
22	6.60
23	6.82

Loan Group II Class A-II Certificates Net WAC Cap

Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)	Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)
1	02/25/05	7.31	7.31	35	12/25/07	8.50	9.95
2	03/25/05	7.31	7.31	36	01/25/08	8.46	10.70
3	04/25/05	6.60	6.60	37	02/25/08	8.46	10.71
4	05/25/05	6.83	6.83	38	03/25/08	9.05	11.44
5	06/25/05	6.61	6.61	39	04/25/08	8.46	10.71
6	07/25/05	6.83	6.86	40	05/25/08	8.75	11.06
7	08/25/05	6.61	6.64	41	06/25/08	8.46	10.72
8	09/25/05	6.61	6.64	42	07/25/08	8.75	11.91
9	10/25/05	6.83	6.86	43	08/25/08	8.46	11.53
10	11/25/05	6.61	6.64	44	09/25/08	8.46	11.53
11	12/25/05	6.83	6.86	45	10/25/08	8.75	11.92
12	01/25/06	6.61	6.66	46	11/25/08	8.46	11.56
13	02/25/06	6.61	6.67	47	12/25/08	8.74	11.94
14	03/25/06	7.32	7.38	48	01/25/09	8.46	11.79
15	04/25/06	6.61	6.67	49	02/25/09	8.46	11.79
16	05/25/06	6.83	6.89	50	03/25/09	9.37	13.06
17	06/25/06	6.61	6.67	51	04/25/09	8.46	11.79
18	07/25/06	6.83	6.89	52	05/25/09	8.74	12.19
19	08/25/06	6.61	6.67	53	06/25/09	8.46	11.79
20	09/25/06	6.61	6.67	54	07/25/09	8.74	12.28
21	10/25/06	6.83	6.89	55	08/25/09	8.46	11.89
22	11/25/06	6.62	6.67	56	09/25/09	8.46	11.89
23	12/25/06	6.84	6.91	57	10/25/09	8.74	12.29
24	01/25/07	8.23	8.72	58	11/25/09	8.46	11.93
25	02/25/07	8.23	8.73	59	12/25/09	8.72	12.65
26	03/25/07	9.11	9.66	60	01/25/10	8.41	12.43
27	04/25/07	8.22	8.72	61	02/25/10	8.41	12.43
28	05/25/07	8.49	9.01	62	03/25/10	9.32	13.76
29	06/25/07	8.22	8.73	63	04/25/10	8.41	12.43
30	07/25/07	8.49	9.75	64	05/25/10	8.70	12.85
31	08/25/07	8.22	9.44	65	06/25/10	8.41	12.45
32	09/25/07	8.22	9.44	66	07/25/10	8.70	12.87
33	10/25/07	8.49	9.76	67	08/25/10	8.41	12.46
34	11/25/07	8.23	9.47	68	09/25/10	8.41	12.46

(1) Assumes 1-month LIBOR remains constant at 2.48000%, 6-month LIBOR remains constant at 2.89000%, 1-Year LIBOR remains constant at 3.22000% and 1-Year CMT remains constant at 2.84000% and run at the prepayment assumption to call.

(2) Assumes 1-month LIBOR, 6-month LIBOR, 1-Year LIBOR and 1-Year CMT instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

Loan Group II Class M-II Certificates Net WAC Cap

Period	Payment Date	Net WAC Rate[1]	Effective Net WAC Rate[2]	Period	Payment Date	Net WAC Rate[1]	Effective Net WAC Rate[2]
1	02/25/05	7.31	7.31	35	12/25/07	8.50	9.95
2	03/25/05	7.31	9.00	36	01/25/08	8.46	10.70
3	04/25/05	6.60	9.00	37	02/25/08	8.46	10.71
4	05/25/05	6.83	9.00	38	03/25/08	9.05	11.44
5	06/25/05	6.61	9.00	39	04/25/08	8.46	10.71
6	07/25/05	6.83	9.00	40	05/25/08	8.75	11.06
7	08/25/05	6.61	9.00	41	06/25/08	8.46	10.72
8	09/25/05	6.61	9.00	42	07/25/08	8.75	11.91
9	10/25/05	6.83	9.00	43	08/25/08	8.46	11.53
10	11/25/05	6.61	9.00	44	09/25/08	8.46	11.53
11	12/25/05	6.83	9.00	45	10/25/08	8.75	11.92
12	01/25/06	6.61	9.00	46	11/25/08	8.46	11.56
13	02/25/06	6.61	9.00	47	12/25/08	8.74	11.94
14	03/25/06	7.32	9.00	48	01/25/09	8.46	11.79
15	04/25/06	6.61	9.00	49	02/25/09	8.46	11.79
16	05/25/06	6.83	9.00	50	03/25/09	9.37	13.06
17	06/25/06	6.61	9.00	51	04/25/09	8.46	11.79
18	07/25/06	6.83	9.00	52	05/25/09	8.74	12.19
19	08/25/06	6.61	9.00	53	06/25/09	8.46	11.79
20	09/25/06	6.61	9.00	54	07/25/09	8.74	12.28
21	10/25/06	6.83	9.00	55	08/25/09	8.46	11.89
22	11/25/06	6.62	9.00	56	09/25/09	8.46	11.89
23	12/25/06	6.84	9.00	57	10/25/09	8.74	12.29
24	01/25/07	8.23	9.00	58	11/25/09	8.46	11.93
25	02/25/07	8.23	9.00	59	12/25/09	8.72	12.65
26	03/25/07	9.11	9.66	60	01/25/10	8.41	12.43
27	04/25/07	8.22	8.72	61	02/25/10	8.41	12.43
28	05/25/07	8.49	9.01	62	03/25/10	9.32	13.76
29	06/25/07	8.22	8.73	63	04/25/10	8.41	12.43
30	07/25/07	8.49	9.75	64	05/25/10	8.70	12.85
31	08/25/07	8.22	9.44	65	06/25/10	8.41	12.45
32	09/25/07	8.22	9.44	66	07/25/10	8.70	12.87
33	10/25/07	8.49	9.76	67	08/25/10	8.41	12.46
34	11/25/07	8.23	9.47	68	09/25/10	8.41	12.46

(1) Assumes 1-month LIBOR remains constant at 2.48000%, 6-month LIBOR remains constant at 2.89000%, 1-Year LIBOR remains constant at 3.22000% and 1-Year CMT remains constant at 2.84000% and run at the prepayment assumption to call.

(2) Assumes 1-month LIBOR, 6-month LIBOR, 1-Year LIBOR and 1-Year CMT instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

Group I Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-1						
Avg. Life (yrs)	9.34	1.66	1.23	1.00	0.86	0.76
Principal Window	1 - 211	1 - 41	1 - 29	1 - 23	1 - 19	1 - 16
Principal Window Months	211	41	29	23	19	16
Class A-I-2						
Avg. Life (yrs)	19.15	4.10	2.84	2.20	1.81	1.54
Principal Window	211 - 248	41 - 58	29 - 40	23 - 30	19 - 25	16 - 21
Principal Window Months	38	18	12	8	7	6
Class A-I-3						
Avg. Life (yrs)	22.42	5.88	3.98	3.00	2.42	2.04
Principal Window	248 - 290	58 - 89	40 - 58	30 - 43	25 - 34	21 - 28
Principal Window Months	43	32	19	14	10	8
Class A-I-4						
Avg. Life (yrs)	26.13	11.08	7.17	5.00	3.85	3.05
Principal Window	290 - 335	89 - 182	58 - 129	43 - 85	34 - 63	28 - 50
Principal Window Months	46	94	72	43	30	23
Class A-I-5						
Avg. Life (yrs)	28.48	17.33	12.55	9.47	7.09	5.58
Principal Window	335 - 343	182 - 213	129 - 155	85 - 119	63 - 95	50 - 79
Principal Window Months	9	32	27	35	33	30
Class A-I-6						
Avg. Life (yrs)	14.14	8.16	7.31	6.75	6.30	5.73
Principal Window	37 - 343	37 - 213	37 - 155	37 - 119	38 - 95	40 - 79
Principal Window Months	307	177	119	83	58	40
Class M-I-1						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.31	4.56
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	39 - 79
Principal Window Months	91	141	105	81	59	41
Class M-I-2						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.30	4.53
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	38 - 79
Principal Window Months	91	141	105	81	59	42
Class M-I-3						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.30	4.52
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	37 - 79
Principal Window Months	91	141	105	81	59	43
Class M-I-4						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.30	4.50
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	37 - 79
Principal Window Months	91	141	105	81	59	43

Group I Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-1						
Avg. Life (yrs)	9.34	1.66	1.23	1.00	0.86	0.76
Principal Window	1 - 211	1 - 41	1 - 29	1 - 23	1 - 19	1 - 16
Principal Window Months	211	41	29	23	19	16
Class A-I-2						
Avg. Life (yrs)	19.15	4.10	2.84	2.20	1.81	1.54
Principal Window	211 - 248	41 - 58	29 - 40	23 - 30	19 - 25	16 - 21
Principal Window Months	38	18	12	8	7	6
Class A-I-3						
Avg. Life (yrs)	22.42	5.88	3.98	3.00	2.42	2.04
Principal Window	248 - 290	58 - 89	40 - 58	30 - 43	25 - 34	21 - 28
Principal Window Months	43	32	19	14	10	8
Class A-I-4						
Avg. Life (yrs)	26.13	11.08	7.17	5.00	3.85	3.05
Principal Window	290 - 335	89 - 182	58 - 129	43 - 85	34 - 63	28 - 50
Principal Window Months	46	94	72	43	30	23
Class A-I-5						
Avg. Life (yrs)	28.96	20.44	15.46	11.83	8.94	6.76
Principal Window	335 - 359	182 - 343	129 - 305	85 - 252	63 - 207	50 - 172
Principal Window Months	25	162	177	168	145	123
Class A-I-6						
Avg. Life (yrs)	14.14	8.18	7.34	6.83	6.50	6.31
Principal Window	37 - 357	37 - 341	37 - 303	37 - 250	38 - 205	40 - 170
Principal Window Months	321	305	267	214	168	131
Class M-I-1						
Avg. Life (yrs)	25.98	12.84	9.31	7.15	5.78	4.94
Principal Window	253 - 356	73 - 302	51 - 240	39 - 188	37 - 152	39 - 126
Principal Window Months	104	230	190	150	116	88
Class M-I-2						
Avg. Life (yrs)	25.97	12.72	9.19	7.05	5.68	4.83
Principal Window	253 - 354	73 - 283	51 - 218	39 - 170	37 - 137	38 - 113
Principal Window Months	102	211	168	132	101	76
Class M-I-3						
Avg. Life (yrs)	25.94	12.54	9.01	6.91	5.57	4.73
Principal Window	253 - 351	73 - 259	51 - 194	39 - 151	37 - 121	37 - 100
Principal Window Months	99	187	144	113	85	64
Class M-I-4						
Avg. Life (yrs)	25.90	12.30	8.81	6.75	5.44	4.60
Principal Window	253 - 348	73 - 240	51 - 177	39 - 137	37 - 110	37 - 91
Principal Window Months	96	168	127	99	74	55

Group II Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II-1						
Avg. Life (yrs)	12.98	1.56	1.20	1.00	0.86	0.76
Principal Window	1 - 253	1 - 36	1 - 25	1 - 22	1 - 18	1 - 16
Principal Window Months	253	36	25	22	18	16
Class A-II-2						
Avg. Life (yrs)	24.03	4.70	3.13	2.20	1.88	1.66
Principal Window	253 - 327	36 - 92	25 - 61	22 - 34	18 - 26	16 - 23
Principal Window Months	75	57	37	13	9	8
Class A-II-3						
Avg. Life (yrs)	28.40	10.42	6.89	4.71	2.54	2.11
Principal Window	327 - 346	92 - 141	61 - 93	34 - 68	26 - 36	23 - 28
Principal Window Months	20	50	33	35	11	6
Class M-II-1						
Avg. Life (yrs)	26.75	7.81	5.25	4.46	4.19	2.70
Principal Window	277 - 346	47 - 141	38 - 93	43 - 68	36 - 52	28 - 41
Principal Window Months	70	95	56	26	17	14
Class M-II-2						
Avg. Life (yrs)	26.75	7.81	5.23	4.17	3.89	3.41
Principal Window	277 - 346	47 - 141	37 - 93	39 - 68	42 - 52	41 - 41
Principal Window Months	70	95	57	30	11	1
Class M-II-3						
Avg. Life (yrs)	26.75	7.81	5.22	4.10	3.67	3.41
Principal Window	277 - 346	47 - 141	37 - 93	39 - 68	40 - 52	41 - 41
Principal Window Months	70	95	57	30	13	1
Class M-II-4						
Avg. Life (yrs)	26.75	7.81	5.22	4.08	3.59	3.41
Principal Window	277 - 346	47 - 141	37 - 93	38 - 68	39 - 52	41 - 41
Principal Window Months	70	95	57	31	14	1
Class M-II-5						
Avg. Life (yrs)	26.75	7.81	5.22	4.07	3.53	3.37
Principal Window	277 - 346	47 - 141	37 - 93	37 - 68	38 - 52	39 - 41
Principal Window Months	70	95	57	32	15	3

Group II Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II-1						
Avg. Life (yrs)	12.98	1.56	1.20	1.00	0.86	0.76
Principal Window	1 - 253	1 - 36	1 - 25	1 - 22	1 - 18	1 - 16
Principal Window Months	253	36	25	22	18	16
Class A-II-2						
Avg. Life (yrs)	24.03	4.70	3.13	2.20	1.88	1.66
Principal Window	253 - 327	36 - 92	25 - 61	22 - 34	18 - 26	16 - 23
Principal Window Months	75	57	37	13	9	8
Class A-II-3						
Avg. Life (yrs)	28.66	12.16	8.14	5.61	2.54	2.11
Principal Window	327 - 359	92 - 287	61 - 203	34 - 149	26 - 36	23 - 28
Principal Window Months	33	196	143	116	11	6
Class M-II-1						
Avg. Life (yrs)	26.87	8.56	5.78	4.84	5.42	2.89
Principal Window	277 - 358	47 - 253	38 - 174	43 - 127	36 - 113	28 - 89
Principal Window Months	82	207	137	85	78	62
Class M-II-2						
Avg. Life (yrs)	26.86	8.48	5.70	4.51	4.15	4.83
Principal Window	277 - 357	47 - 227	37 - 154	39 - 112	42 - 86	47 - 78
Principal Window Months	81	181	118	74	45	32
Class M-II-3						
Avg. Life (yrs)	26.85	8.37	5.61	4.38	3.88	3.86
Principal Window	277 - 355	47 - 199	37 - 134	39 - 97	40 - 74	44 - 58
Principal Window Months	79	153	98	59	35	15
Class M-II-4						
Avg. Life (yrs)	26.84	8.27	5.54	4.31	3.77	3.65
Principal Window	277 - 354	47 - 187	37 - 125	38 - 91	39 - 70	41 - 55
Principal Window Months	78	141	89	54	32	15
Class M-II-5						
Avg. Life (yrs)	26.81	8.08	5.41	4.20	3.64	3.45
Principal Window	277 - 352	47 - 171	37 - 114	37 - 83	38 - 64	39 - 50
Principal Window Months	76	125	78	47	27	12

RAMP Series 2005-RS1 – Collateral Characteristics (Group I Loans)

Summary Report

Principal Balance	$226,431,939		
Number of Mortgage Loans	1,567		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$144,646.66	$27,000.00	$1,410,000.00
Current Principal Balance	$144,500.28	$26,933.86	$1,410,000.00
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	349	120	360
Remaining Term to Maturity (mos)	348	120	360
Age	1	0	25
Mortgage Rate	7.138	5.375	12.500
Loan-to-Value Ratio	88.69	35.00	107.00
Credit Score	701	493	822

Lien Position	**% of Loan Group**
1st Lien	100.00

Occupancy	**% of Loan Group**
Primary Residence	65.86
Non-Owner Occupied	32.97
Second/Vacation	1.17

Documentation	**% of Loan Group**
Full Documentation	59.79
Reduced Documentation	40.21

Servicing	**% of Loan Group**
Homecomings	96.88

Delinquency	**% of Loan Group**
Current	99.73
30 to 59 Days Delinquent	0.27
60 to 89 Days Delinquent	0.00

Exception Category	**% of Loan Group**
Expanded Criteria Exceptions (RALI)	45.11
Home Solutions Exceptions	30.31
Jumbo A Exceptions (RFMSI)	13.53
Alternet Exceptions (RASC)	11.02
Seasoned Loans	0.03

Loan Purpose	**% of Loan Group**
Purchase	60.12
Equity Refinance	30.37
Rate/Term Refinance	9.51

Property Type	**% of Loan Group**
Single Family Detached	69.24
PUD (detached)	14.04
Two-Four Family Units	9.40
Condominium Low Rise	4.03
PUD (attached)	2.52
Condominium Mid Rise	0.43
Townhouse	0.19
Manufactured Housing	0.09

Percent of Pool with Prepayment Penalty	38.87
Percent of Pool over 80% LTV with MI	18.63
IO Loans	1.89

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Weighted Current Principal Balance	Weighted Average Original LTV
499 or less	1	122,126	0.05 %	122,126	85.00 %
500 - 519	1	66,054	0.03	66,054	85.00
520 - 539	3	468,599	0.21	156,200	84.81
540 - 559	2	93,234	0.04	46,617	77.78
560 - 579	18	1,549,859	0.68	86,103	81.74
580 - 599	34	4,247,518	1.88	124,927	91.52
600 - 619	43	5,561,366	2.46	129,334	90.18
620 - 639	87	12,227,912	5.40	140,551	87.95
640 - 659	120	17,884,904	7.90	149,041	85.28
660 - 679	176	27,791,726	12.27	157,908	83.45
680 - 699	266	42,987,036	18.98	161,605	87.33
700 - 719	213	31,789,926	14.04	149,248	89.67
720 - 739	221	29,209,189	12.90	132,168	91.24
740 - 759	173	23,299,946	10.29	134,682	92.89
760 or greater	203	28,053,106	12.39	138,193	91.41
Subtotal with Credit Score	1,561	225,352,502	99.52	144,364	88.74
Not Available	6	1,079,437	0.48	179,906	77.38
Total	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**88.69 %**

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	641	46,940,455	20.73 %	73,230	703	92.97 %
100,001 to 200,000	666	92,696,030	40.94	139,183	699	91.63
200,001 to 300,000	147	35,222,387	15.56	239,608	700	88.94
300,001 to 400,000	59	20,351,888	8.99	344,947	696	86.03
400,001 to 500,000	26	11,668,650	5.15	448,794	696	77.45
500,001 to 600,000	15	8,187,561	3.62	545,837	707	78.13
600,001 to 700,000	6	3,828,382	1.69	638,064	710	77.51
800,001 to 900,000	1	862,500	0.38	862,500	704	75.00
900,001 to 1,000,000	4	3,894,116	1.72	973,529	715	67.25
1,100,001 or greater	2	2,779,971	1.23	1,389,986	740	62.46
Total	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Mortgage Rates of the Group I Loans

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.000 to 5.499	4	1,933,071	0.85 %	483,268	763	70.46 %
5.500 to 5.999	90	27,798,484	12.28	308,872	714	74.50
6.000 to 6.499	224	42,319,431	18.69	188,926	705	83.83
6.500 to 6.999	300	45,240,487	19.98	150,802	697	86.77
7.000 to 7.499	189	23,549,426	10.40	124,600	688	90.19
7.500 to 7.999	221	27,343,119	12.08	123,725	694	94.83
8.000 to 8.499	248	26,884,373	11.87	108,405	719	97.96
8.500 to 8.999	236	25,573,176	11.29	108,361	701	98.24
9.000 to 9.499	28	3,489,828	1.54	124,637	625	93.41
9.500 to 9.999	18	1,538,779	0.68	85,488	604	94.41
10.000 to 10.499	3	247,497	0.11	82,499	581	97.54
10.500 to 10.999	5	366,920	0.16	73,384	577	94.29
12.500 to 12.999	1	147,347	0.07	147,347	524	57.00
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.000 to 5.499	44	15,976,882	7.06 %	363,111	720	72.68 %
5.500 to 5.999	198	43,532,580	19.23	219,862	704	79.20
6.000 to 6.499	276	43,149,657	19.06	156,339	702	87.05
6.500 to 6.999	260	34,671,336	15.31	133,351	696	90.09
7.000 to 7.499	191	22,539,277	9.95	118,007	685	93.37
7.500 to 7.999	245	28,841,429	12.74	117,720	710	97.30
8.000 to 8.499	286	30,503,575	13.47	106,656	710	98.30
8.500 to 8.999	39	4,799,699	2.12	123,069	635	95.58
9.000 to 9.499	19	1,610,035	0.71	84,739	602	94.98
9.500 to 9.999	5	410,020	0.18	82,004	570	96.12
10.000 to 10.499	3	250,102	0.11	83,367	597	96.60
11.500 to 11.999	1	147,347	0.07	147,347	524	57.00
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	13	1,784,359	0.79 %	137,258	690
50.01 to 55.00	4	657,374	0.29	164,344	669
55.01 to 60.00	16	4,793,493	2.12	299,593	684
60.01 to 65.00	17	5,062,865	2.24	297,816	722
65.01 to 70.00	35	8,087,039	3.57	231,058	684
70.01 to 75.00	45	10,308,824	4.55	229,085	685
75.01 to 80.00	284	49,635,145	21.92	174,772	696
80.01 to 85.00	75	11,806,717	5.21	157,423	690
85.01 to 90.00	154	21,714,234	9.59	141,002	686
90.01 to 95.00	181	24,093,450	10.64	133,113	694
95.01 to 100.00	693	80,859,508	35.71	116,680	714
100.01 to 105.00	45	7,174,881	3.17	159,442	711
105.01 to 110.00	5	454,051	0.20	90,810	738
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**

Geographical Distribution of Mortgaged Properties of the Group I Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	58	5,340,774	2.36 %	92,082	679	93.88 %
Alaska	1	118,750	0.05	118,750	636	95.00
Arizona	21	3,838,419	1.70	182,782	708	84.92
Arkansas	8	814,542	0.36	101,818	701	98.20
California	58	20,654,803	9.12	356,117	707	75.05
Colorado	33	6,266,673	2.77	189,899	705	84.50
Connecticut	9	2,066,472	0.91	229,608	686	90.26
Delaware	2	197,407	0.09	98,704	698	100.00
District of Columbia	2	374,831	0.17	187,415	703	88.19
Florida	176	25,812,395	11.40	146,661	694	87.57
Georgia	55	7,346,215	3.24	133,568	689	93.57
Hawaii	3	798,043	0.35	266,014	675	89.06
Idaho	15	2,270,526	1.00	151,368	693	87.48
Illinois	65	9,770,682	4.32	150,318	712	95.61
Indiana	91	9,426,434	4.16	103,587	718	96.63
Iowa	8	631,593	0.28	78,949	698	88.68
Kansas	15	1,486,896	0.66	99,126	739	96.91
Kentucky	24	2,730,367	1.21	113,765	692	95.77
Louisiana	37	4,030,493	1.78	108,932	682	92.55
Maine	3	650,621	0.29	216,874	688	82.14
Maryland	14	2,571,173	1.14	183,655	709	84.43
Massachusetts	12	3,024,489	1.34	252,041	697	81.66
Michigan	66	6,831,211	3.02	103,503	719	93.84
Minnesota	15	2,822,019	1.25	188,135	710	94.82
Mississippi	10	654,061	0.29	65,406	680	92.39
Missouri	67	6,942,490	3.07	103,619	716	93.64
Nebraska	19	1,722,488	0.76	90,657	714	95.69
Nevada	19	3,762,729	1.66	198,038	723	91.53
New Hampshire	1	48,000	0.02	48,000	705	75.00
New Jersey	35	10,690,358	4.72	305,439	717	80.99
New Mexico	8	1,057,014	0.47	132,127	671	88.93
New York	15	4,086,097	1.80	272,406	689	80.99
North Carolina	54	5,702,500	2.52	105,602	701	94.48
North Dakota	1	61,275	0.03	61,275	724	95.00
Ohio	59	6,004,747	2.65	101,775	711	96.28
Oklahoma	28	3,413,636	1.51	121,916	683	92.99
Oregon	16	3,119,847	1.38	194,990	706	87.54
Pennsylvania	36	4,728,162	2.09	131,338	671	92.97
Rhode Island	1	180,000	0.08	180,000	725	43.00
South Carolina	22	2,632,124	1.16	119,642	689	90.05
Tennessee	42	4,444,539	1.96	105,822	698	95.57
Texas	183	23,321,610	10.30	127,440	697	89.38
Utah	13	1,799,074	0.79	138,390	705	90.65
Vermont	5	944,776	0.42	188,955	712	85.02
Virginia	63	9,220,141	4.07	146,351	692	86.14
Washington	50	8,598,980	3.80	171,980	687	85.14

Loan Purpose	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
West Virginia	3	401,704	0.18	133,901	720	89.66
Wisconsin	23	2,635,944	1.16	114,606	693	97.65
Wyoming	3	383,817	0.17	127,939	717	95.82
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	1,038	136,131,797	60.12 %	131,148	714	92.95 %
Equity Refinance	404	68,758,336	30.37	170,194	679	82.72
Rate/Term Refinance	125	21,541,805	9.51	172,334	691	80.82
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Occupancy Type of the Group I Loans

Occupancy	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	855	149,133,422	65.86 %	174,425	689	86.26 %
Non Owner-occupied	694	74,658,503	32.97	107,577	724	93.61
Second/Vacation	18	2,640,013	1.17	146,667	715	86.46
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (more than 8 stories)	1	121,327	0.05 %	121,327	687	90.00 %
Condominium Low Rise (less than 5 stories)	73	9,119,219	4.03	124,921	716	92.22
Condominium Mid Rise (5 to 8 stories)	6	981,419	0.43	163,570	711	85.86
Manufactured Housing	3	202,620	0.09	67,540	684	76.94
Planned Unit Developments (attached)	41	5,707,991	2.52	139,219	699	91.16
Planned Unit Developments (detatched)	161	31,793,885	14.04	197,478	700	85.01
Single Family Detached	1,111	156,779,475	69.24	141,116	698	88.86
Townhouse	6	440,670	0.19	73,445	717	88.49
Two-Four Family Units	165	21,285,332	9.40	129,002	712	90.95
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,050	135,381,449	59.79 %	128,935	704	92.59 %
Reduced Documentation	517	91,050,490	40.21	176,113	696	82.89
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	918	138,419,064	61.13 %	150,783	707	86.52 %
12 Months	31	4,504,639	1.99	145,311	665	91.64
24 Months	56	9,560,854	4.22	170,730	691	84.95
36 Months	539	67,121,245	29.64	124,529	692	94.60
60 Months	19	5,596,084	2.47	294,531	697	78.22
Other (1)	4	1,230,052	0.54	307,513	715	75.97
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

(1) Not None, 12, 24, 36 or 60 months and not more than 60 months.

RAMP Series 2004-RS12 – Collateral Characteristics (Group II Loans)
Summary Report

Principal Balance	$663,367,899		
Number of Mortgage Loans	4,110		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$161,578.12	$23,625.00	$2,616,250.00
Current Principal Balance	$161,403.38	$23,625.00	$2,616,250.00
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	360	149	360
Remaining Term to Maturity (mos)	359	133	360
Age	1	0	18
Mortgage Rate	7.264	4.125	11.200
Loan-to-Value Ratio	92.93	33.00	107.00
Credit Score	648	479	814
Margin	6.225	2.250	10.625
Initial Periodic Cap	3.230	1.000	6.000
Periodic Cap	1.184	1.000	6.000
Maximum Mortgage Rate	13.342	7.375	23.750
Minimum Mortgage Rate	6.476	2.250	11.200
Next Rate Adj. (mos)	28	3	84

Lien Position	**% of Loan Group**	**Loan Purpose**	**% of Loan Group**
1st Lien	100.00	Purchase	57.52
		Equity Refinance	36.47
Occupancy	**% of Loan Group**	Rate/Term Refinance	6.01
Primary Residence	92.65		
Non-Owner Occupied	5.42	**Property Type**	**% of Loan Group**
Second/Vacation	1.93	Single Family Detached	72.93
		PUD (detached)	12.42
Documentation	**% of Loan Group**	Condominium Low Rise	5.41
Full Documentation	59.40	Two-Four Family Units	4.29
Reduced Documentation	40.60	PUD (attached)	3.82
		Townhouse	0.53
Servicing	**% of Loan Group**	Condominium High Rise	0.38
Homecomings	99.27	Condominium Mid Rise	0.14
		Manufactured Housing	0.07
Delinquency	**% of Loan Group**		
Current	99.71	**Percent of Pool with Prepayment Penalty**	64.77
30 to 59 Days Delinquent	0.24		
60 to 89 Days Delinquent	0.05		
		Percent of Pool over 80% LTV with MI	7.39
Exception Category	**% of Loan Group**		
Alternet Exceptions (RASC)	66.12		
Expanded Criteria Exceptions (RALI)	28.83	**IO Loans**	18.45
Home Solutions	4.22		
Jumbo A Exceptions (RFMSI)	0.83		
Seasoned Loans	0.00		

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
499 or less	2	228,004	0.03 %	114,002	89.88 %
500 - 519	5	693,335	0.10	138,667	74.05
520 - 539	10	1,591,106	0.24	159,111	74.46
540 - 559	63	7,358,646	1.11	116,804	88.63
560 - 579	237	28,922,016	4.36	122,034	91.96
580 - 599	442	57,563,035	8.68	130,233	95.79
600 - 619	744	105,918,095	15.97	142,363	95.61
620 - 639	663	103,962,532	15.67	156,806	94.32
640 - 659	570	101,537,647	15.31	178,136	91.33
660 - 679	469	90,514,241	13.64	192,994	90.86
680 - 699	343	63,455,524	9.57	185,002	91.44
700 - 719	202	38,297,047	5.77	189,589	90.84
720 - 739	146	26,090,999	3.93	178,705	93.58
740 - 759	112	19,018,968	2.87	169,812	94.74
760 or greater	91	16,085,098	2.42	176,759	93.50
Subtotal with Credit Score	4,099	661,236,293	99.68	161,316	92.97
Not Available	11	2,131,606	0.32	193,782	79.07
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**92.93 %**

s

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,168	89,467,474	13.49 %	76,599	630	94.74 %
100,001 - 200,000	1,972	285,101,991	42.98	144,575	642	94.93
200,001 - 300,000	631	153,682,034	23.17	243,553	654	92.57
300,001 - 400,000	225	76,818,488	11.58	341,416	668	90.71
400,001 - 500,000	81	36,316,009	5.47	448,346	666	87.49
500,001 - 600,000	20	11,083,029	1.67	554,151	679	81.90
600,001 - 700,000	7	4,311,986	0.65	615,998	651	73.74
700,001 - 800,000	3	2,193,038	0.33	731,013	612	87.85
800,001 - 900,000	1	860,000	0.13	860,000	626	80.00
900,001 - 1,000,000	1	917,600	0.14	917,600	655	80.00
1,100,001 or greater	1	2,616,250	0.39	2,616,250	644	65.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Mortgage Rates of the Group II Loans

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 to 4.499	3	1,036,650	0.16 %	345,550	690	67.94 %
4.500 to 4.999	25	8,210,885	1.24	328,435	678	78.53
5.000 to 5.499	70	14,403,752	2.17	205,768	696	84.65
5.500 to 5.999	268	59,604,989	8.99	222,407	686	86.78
6.000 to 6.499	360	70,996,635	10.70	197,213	679	89.59
6.500 to 6.999	694	132,366,783	19.95	190,730	667	92.16
7.000 to 7.499	514	86,092,549	12.98	167,495	653	94.29
7.500 to 7.999	834	130,025,970	19.60	155,906	635	94.89
8.000 to 8.499	532	70,002,637	10.55	131,584	619	96.32
8.500 to 8.999	490	57,476,519	8.66	117,299	603	96.84
9.000 to 9.499	178	18,856,530	2.84	105,936	597	96.57
9.500 to 9.999	113	11,773,013	1.77	104,186	591	97.21
10.000 to 10.499	16	1,306,153	0.20	81,635	585	97.71
10.500 to 10.999	9	893,711	0.13	99,301	577	98.02
11.000 to 11.499	4	321,124	0.05	80,281	591	100.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Net Mortgage Rates of the Group II Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.500 to 3.999	2	870,400	0.13 %	435,200	702	62.77 %
4.000 to 4.499	17	5,125,852	0.77	301,521	667	85.03
4.500 to 4.999	44	11,665,900	1.76	265,134	700	80.33
5.000 to 5.499	219	46,658,046	7.03	213,050	689	86.36
5.500 to 5.999	398	83,083,695	12.52	208,753	679	89.02
6.000 to 6.499	628	118,876,664	17.92	189,294	668	91.48
6.500 to 6.999	629	107,834,862	16.26	171,439	652	94.08
7.000 to 7.499	784	120,667,774	18.19	153,913	633	94.94
7.500 to 7.999	633	84,701,941	12.77	133,810	622	96.39
8.000 to 8.499	446	51,172,685	7.71	114,737	606	97.28
8.500 to 8.999	188	20,914,328	3.15	111,246	598	96.61
9.000 to 9.499	90	8,399,992	1.27	93,333	594	97.32
9.500 to 9.999	17	1,981,050	0.30	116,532	590	98.49
10.000 to 10.499	10	1,038,606	0.16	103,861	579	98.29
10.500 to 10.999	5	376,104	0.06	75,221	593	100.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Original Loan-to-Value Ratios of the Group II Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	3	911,157	0.14 %	303,719	609
50.01 to 55.00	5	1,080,208	0.16	216,042	695
55.01 to 60.00	10	1,757,379	0.26	175,738	598
60.01 to 65.00	9	3,924,232	0.59	436,026	628
65.01 to 70.00	19	5,010,727	0.76	263,722	649
70.01 to 75.00	49	10,644,745	1.60	217,240	660
75.01 to 80.00	460	95,054,763	14.33	206,641	669
80.01 to 85.00	137	23,968,080	3.61	174,949	644
85.01 to 90.00	521	92,637,197	13.96	177,807	642
90.01 to 95.00	920	137,921,946	20.79	149,915	634
95.01 to 100.00	1,944	285,212,828	42.99	146,714	650
100.01 to 105.00	26	3,953,179	0.60	152,045	696
105.01 to 110.00	7	1,291,457	0.19	184,494	699
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**

Geographical Distribution of Mortgaged Properties of the Group II Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	137	16,576,914	2.50 %	120,999	629	96.84 %
Alaska	5	1,057,458	0.16	211,492	628	94.59
Arizona	95	15,768,988	2.38	165,989	649	94.02
Arkansas	28	3,237,464	0.49	115,624	618	97.59
California	180	52,360,451	7.89	290,891	659	86.44
Colorado	82	16,185,879	2.44	197,389	650	95.04
Connecticut	38	8,468,226	1.28	222,848	652	86.72
Delaware	4	603,199	0.09	150,800	682	93.89
District of Columbia	8	2,309,372	0.35	288,671	663	83.99
Florida	463	76,566,239	11.54	165,370	658	91.03
Georgia	254	39,133,487	5.90	154,069	636	93.54
Hawaii	1	699,779	0.11	699,779	581	95.00
Idaho	22	2,471,867	0.37	112,358	640	94.48
Illinois	214	36,040,132	5.43	168,412	658	95.61
Indiana	154	17,117,070	2.58	111,150	647	96.33
Iowa	57	6,226,971	0.94	109,245	618	97.45
Kansas	40	4,709,968	0.71	117,749	638	95.61
Kentucky	55	5,874,695	0.89	106,813	629	96.85
Louisiana	69	7,464,430	1.13	108,180	617	96.34
Maine	15	2,304,206	0.35	153,614	651	91.75
Maryland	133	29,116,330	4.39	218,920	662	89.69
Massachusetts	28	7,887,948	1.19	281,712	652	87.08
Michigan	253	37,789,877	5.70	149,367	647	95.14
Minnesota	87	15,858,384	2.39	182,280	652	93.18
Mississippi	55	5,511,874	0.83	100,216	615	96.71
Missouri	123	14,513,575	2.19	117,997	636	95.47
Montana	3	455,657	0.07	151,886	640	93.70
Nebraska	15	2,019,619	0.30	134,641	613	96.50
Nevada	39	7,747,309	1.17	198,649	653	91.93
New Hampshire	14	3,074,539	0.46	219,610	676	89.24
New Jersey	82	21,771,556	3.28	265,507	666	90.70
New Mexico	12	1,235,636	0.19	102,970	650	95.43
New York	41	11,078,627	1.67	270,210	665	85.41
North Carolina	139	18,339,522	2.76	131,939	638	93.49
North Dakota	1	132,852	0.02	132,852	699	95.00
Ohio	179	22,539,756	3.40	125,920	641	96.68
Oklahoma	25	2,860,015	0.43	114,401	649	95.37
Oregon	24	3,908,609	0.59	162,859	656	92.94
Pennsylvania	118	16,435,305	2.48	139,282	649	94.93
Rhode Island	3	566,601	0.09	188,867	660	98.53
South Carolina	78	9,572,658	1.44	122,726	631	96.55
South Dakota	8	908,479	0.14	113,560	647	90.68
Tennessee	119	14,213,308	2.14	119,440	626	97.14
Texas	196	26,273,930	3.96	134,051	636	94.06
Utah	42	7,527,621	1.13	179,229	654	94.00

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Virginia	165	36,265,759	5.47	219,792	661	91.40
Washington	52	9,655,050	1.46	185,674	640	94.60
West Virginia	7	857,614	0.13	122,516	621	96.08
Wisconsin	139	18,886,275	2.85	135,872	638	95.49
Wyoming	9	1,186,821	0.18	131,869	663	98.93
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	2,505	381,569,463	57.52 %	152,323	652	94.48 %
Equity Refinance	1,380	241,913,185	36.47	175,299	644	91.18
Rate/Term Refinance	225	39,885,251	6.01	177,268	642	88.59
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	3,777	614,593,572	92.65	162,720	646	93.46 %
Non Owner-occupied	258	35,975,778	5.42	139,441	686	84.65
Second/Vacation	75	12,798,550	1.93	170,647	668	90.32
Total:	**4,110**	**663,367,899**	**100.00**	**161,403**	**648**	**92.93 %**

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (more than 8 stories)	13	2,534,671	0.38 %	194,975	690	88.90 %
Condominium Low Rise (less than 5 stories)	242	35,911,616	5.41	148,395	668	92.73
Condominium Mid Rise (5 to 8 stories)	6	907,876	0.14	151,313	688	87.84
Manufactured Housing	4	491,358	0.07	122,839	674	87.02
Planned Unit Developments (attached)	145	25,312,174	3.82	174,567	657	93.42
Planned Unit Developments (detatched)	392	82,418,002	12.42	210,250	652	91.96
Single Family Detached	3,151	483,781,339	72.93	153,533	644	93.49
Townhouse	28	3,539,645	0.53	126,416	634	91.16
Two-Four Family Units	129	28,471,218	4.29	220,707	672	86.75
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Current Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	2,736	394,061,492	59.40 %	144,028	636	96.22 %
Reduced Documentation	1,374	269,306,407	40.60	196,002	666	88.10
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Prepayment Penalty Terms of the Group II Loans

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	1,413	233,702,744	35.23 %	165,395	652	91.69 %
12 Months	202	38,562,960	5.81	190,906	665	91.06
24 Months	1,872	283,976,249	42.81	151,697	639	95.15
36 Months	594	99,631,975	15.02	167,731	660	91.25
60 Months	16	5,830,146	0.88	364,384	660	73.56
Other(1)	13	1,663,824	0.25	127,986	632	98.21
Total	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

(1) Not None, 12, 24, 36 or 60 months and not more than 60 months.

Index Types of the Group II Loans

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Libor - 6 Month	3,868	622,009,000	93.77 %	160,809	646	93.15 %
Libor - 1 Year	213	34,317,018	5.17	161,113	693	92.20
Treasury - 1 Year	29	7,041,881	1.06	242,823	634	76.31
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Maximum Mortgage Rates of the Group II Loans

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
7.000 to 7.999	1	188,750	0.03 %	188,750	645	100.00 %
9.000 to 9.999	4	1,118,002	0.17	279,501	725	80.00
10.000 to 10.999	85	20,751,599	3.13	244,136	685	79.28
11.000 to 11.999	425	88,132,018	13.29	207,369	684	85.90
12.000 to 12.999	766	146,042,924	22.02	190,657	673	92.80
13.000 to 13.999	1,235	204,344,151	30.80	165,461	646	94.21
14.000 to 14.999	1,143	153,564,265	23.15	134,352	618	96.00
15.000 to 15.999	378	42,337,497	6.38	112,004	603	96.92
16.000 to 16.999	64	6,003,417	0.90	93,803	603	97.19
17.000 to 17.999	7	514,031	0.08	73,433	589	100.00
19.000 to 19.999	1	109,926	0.02	109,926	607	100.00
23.000 to 23.999	1	261,320	0.04	261,320	585	95.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Next Interest Rate Adjustment Date of the Group II Loans

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
April 2005	1	860,000	0.13	860,000	626	80.00
May 2005	4	574,825	0.09	143,706	696	86.66
June 2005	17	4,259,728	0.64	250,572	674	87.20
July 2005	4	871,899	0.13	217,975	650	86.19
September 2005	1	173,072	0.03	173,072	479	100.00
October 2005	4	481,036	0.07	120,259	0	95.18
November 2005	1	54,557	0.01	54,557	0	100.00
December 2005	1	470,997	0.07	470,997	0	95.00
January 2006	3	689,957	0.10	229,986	748	83.29
February 2006	2	167,287	0.03	83,643	620	100.00
March 2006	1	80,256	0.01	80,256	640	95.00
April 2006	2	216,280	0.03	108,140	636	94.32
May 2006	6	871,881	0.13	145,313	621	87.15
June 2006	10	1,488,870	0.22	148,887	630	100.91
July 2006	6	1,002,917	0.15	167,153	660	97.85
August 2006	14	2,012,322	0.30	143,737	635	95.19
September 2006	31	3,667,652	0.55	118,311	632	94.20
October 2006	111	15,147,427	2.28	136,463	629	91.45
November 2006	615	101,105,973	15.24	164,400	640	93.86
December 2006	1,758	269,186,825	40.58	153,121	644	95.60
January 2007	511	76,043,657	11.46	148,813	626	93.96
March 2007	1	285,000	0.04	285,000	618	93.00
May 2007	5	701,138	0.11	140,228	701	92.72
June 2007	6	1,164,183	0.18	194,030	668	97.83
July 2007	9	1,675,147	0.25	186,127	693	83.16
August 2007	10	1,295,469	0.20	129,547	677	83.75
September 2007	11	1,195,123	0.18	108,648	645	93.35
October 2007	47	6,720,474	1.01	142,989	652	90.25
November 2007	190	34,765,507	5.24	182,976	677	88.81
December 2007	275	48,587,787	7.32	176,683	658	90.43
January 2008	135	21,166,615	3.19	156,790	664	94.31
September 2008	1	456,240	0.07	456,240	0	41.00
June 2009	9	1,418,955	0.21	157,662	599	78.68
July 2009	9	1,328,808	0.20	147,645	608	81.40
August 2009	4	1,426,245	0.22	356,561	629	85.30
September 2009	3	411,599	0.06	137,200	675	95.00
October 2009	11	2,148,149	0.32	195,286	678	89.48
November 2009	72	15,597,659	2.35	216,634	685	86.69
December 2009	199	41,936,961	6.32	210,738	682	83.81
January 2010	5	648,375	0.10	129,675	687	82.62
November 2011	1	89,837	0.01	89,837	648	100.00
December 2011	1	354,811	0.05	354,811	694	80.00
January 2012	3	566,400	0.09	188,800	674	84.61
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Note Margin of the Group II Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 to 2.499	175	41,489,085	6.25 %	237,080	681	80.94 %
2.500 to 2.999	204	39,771,818	6.00	194,960	681	85.04
3.000 to 3.499	107	17,827,670	2.69	166,614	712	91.95
3.500 to 3.999	112	26,460,499	3.99	236,254	686	87.51
4.000 to 4.499	45	8,738,316	1.32	194,185	677	93.92
4.500 to 4.999	24	4,517,773	0.68	188,241	673	88.88
5.000 to 5.499	178	30,013,616	4.52	168,616	685	90.72
5.500 to 5.999	174	32,028,481	4.83	184,072	682	92.42
6.000 to 6.499	391	73,221,527	11.04	187,267	664	94.87
6.500 to 6.999	672	123,216,868	18.57	183,358	652	93.79
7.000 to 7.499	580	86,495,993	13.04	149,131	632	94.98
7.500 to 7.999	711	93,485,291	14.09	131,484	615	96.25
8.000 to 8.499	352	42,430,280	6.40	120,541	599	96.30
8.500 to 8.999	234	28,216,378	4.25	120,583	600	96.63
9.000 to 9.499	75	7,855,859	1.18	104,745	595	98.01
9.500 to 9.999	53	5,493,603	0.83	103,653	590	98.19
10.000 to 10.499	21	1,858,868	0.28	88,518	584	97.20
10.500 to 10.999	2	245,973	0.04	122,986	597	97.40
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

RAMP 2005-RS1

Documentation	WALTV	WACLTV	WA SS CLTV	WAFICO	WA Margin	Remaining Balance	% of Total Remaining Balance	Purchase %	Single Family %	CA%	1st Lien %	IO%	DTI %
Full	95.29	95.29	96.40	654	6.819	$529,442,941	59.50	35.00	45.58	2.79	59.50	5.02	41.46
Non-Full	86.78	86.78	89.29	673	5.355	$360,356,897	40.50	23.18	26.41	5.41	40.50	9.22	28.51
Total	91.85	91.85	93.52	662	6.225	$889,799,838	100.00	58.18	71.99	8.21	100.00	14.23	36.22

Interest Only	WALTV	WACLTV	WA SS CLTV	WAFICO	WA Margin	Remaining Balance	% of Total Remaining Balance	Purchase %	Single Family %	CA%	1st Lien %	Full Doc %	DTI %
IO	86.46	86.46	92.07	680	3.933	$126,655,751	14.23	8.60	8.69	2.65	14.23	5.02	26.79
Non-IO	92.74	92.74	93.76	659	6.743	$763,144,087	85.77	49.59	63.30	5.55	85.77	54.48	37.78
Total	91.85	91.85	93.52	662	6.225	$889,799,838	100.00	58.18	71.99	8.21	100.00	59.50	36.22

FICO	WALTV	WACLTV	WA SS CLTV	WAFICO	WA Margin	Remaining Balance	% of Total Remaining Balance	Purchase %	Single Family %	CA%	1st Lien %	Full Doc %	IO %	DTI %
Not Available	78.50	78.50	80.84	0	5.038	$3,211,043	0.36	0.28	0.19	0.00	0.36	0.23	0.04	29.12
001 - 559	85.25	85.25	85.78	541	7.791	$10,621,104	1.19	0.54	0.91	0.11	1.19	0.98	0.02	40.55
560 - 599	94.15	94.15	94.32	583	7.969	$92,282,429	10.37	5.93	8.41	0.33	10.37	9.51	0.00	42.18
600 - 639	94.48	94.48	95.05	620	7.016	$227,669,905	25.59	13.98	20.02	1.61	25.59	17.25	1.60	40.42
640 - 679	89.78	89.78	92.21	659	5.656	$237,728,518	26.72	13.52	18.94	2.72	26.72	13.14	6.24	34.74
680 >=	91.20	91.20	93.55	721	4.869	$318,286,839	35.77	23.92	23.51	3.43	35.77	18.39	6.33	32.51
Total	91.85	91.85	93.52	662	6.225	$889,799,838	100.00	58.18	71.99	8.21	100.00	59.50	14.23	36.22

Low Balance	WALTV	WACLTV	WA SS CLTV	WAFICO	WA Margin	Remaining Balance	% of Total Remaining Balance	Purchase %	Single Family %	CA%	1st Lien %	Full Doc %	IO %	DTI %
< 80,000	94.35	94.35	94.98	658	7.383	$67,397,328	7.57	5.63	6.42	0.02	7.57	5.89	0.14	35.94
80,000 - 99,999.99	93.99	93.99	95.20	652	7.043	$68,210,600	7.67	4.85	6.38	0.05	7.67	5.76	0.25	37.24
100,000 - 249,999.99	93.75	93.75	95.17	658	6.403	$486,770,094	54.71	33.10	38.78	2.19	54.71	36.07	6.10	37.16
250,000 >=	87.21	87.21	89.71	671	5.466	$267,421,815	30.05	14.60	20.41	5.95	30.05	11.78	7.74	34.32
Total	91.85	91.85	93.52	662	6.225	$889,799,838	100.00	58.18	71.99	8.21	100.00	59.50	14.23	36.22

	Originator	Originator
FICO avg	662	
FICO < 560 %	1.19	
CLTV avg	91.85	
CLTV >80%	77.67	
SS CLTV %	93.52	
Full Doc %	59.50	
Loan Bal avg	$156,738	
DTI %	36.22	
DTI >45%	29.70	
Purch %	58.18	
Cash Out %	34.91	
Fxd %	25.45	
3 yr ARM >= %	20.69	
WAC avg	7.232	
1st Lien %	100.00	
MI %	10.29	
CA %	8.21	
Sng Fam %	71.99	
IO%	14.23	
IO non-Full Doc %	9.22	
Prim Occ %	85.83	

COMPARISON

	Alternet Exceptions (Subprime)	Expanded Criteria Exceptions (Alt-A	Home Solutions (1st Lien High LTV)	Jumbo A Exceptions	Seasoned Loans	Total
Shelf	RASC	RALI	RAMP-RZ	RFMSI		
Percent of Total	11.02%	45.11%	30.31%	13.53%	0.03%	100.00%
Principal Balance	$24,963,987	$102,144,111	$68,626,466	$30,635,646	$61,729	$226,431,939
# of Loans	198	717	590	61	1	1,567
Average Balance	$126,081	$142,460	$116,316	$502,224	$61,729	$144,500
WA Mortgage Rate	8.091	6.748	7.929	5.889	7.625	7.138
WA Age (mos)	1	1	1	1	25	1
WA Original Term (mos)	349	345	357	347	360	349
WA FICO Score	634	694	730	712	575	701
WA Original LTV	92.30	84.59	100.07	73.93	75.00	88.69
Purchase	41.50%	51.63%	90.72%	35.18%	0.00%	60.12%
Refi Cashout	52.39%	36.19%	6.84%	45.77%	0.00%	30.37%
Refi Rate/Term	6.10%	12.18%	2.44%	19.06%	100.00%	9.51%
Prepayment Penalty	77.11%	28.41%	47.70%	22.88%	0.00%	38.87%
Serviced by HomeComings	100.00%	93.09%	100.00%	100.00%	100.00%	96.88%
Current	99.60%	99.72%	99.68%	100.00%	100.00%	99.73%
Delq: 30 Days	0.40%	0.28%	0.32%	0.00%	0.00%	0.27%

COMPARISON

	Alternet Exceptions (Subprime)	Expanded Criteria Exceptions (Alt-A	Home Solutions (1st Lien High LTV)	Jumbo A Exceptions	Seasoned Loans	Total
Shelf	RASC	RALI	RAMP-RZ	RFMSI		
Percent of Total	66.12%	28.83%	4.22%	0.83%	0.00%	100.00%
Principal Balance	$438,600,200	$191,255,619	$28,008,758	$5,503,321	$0	$663,367,899
# of Loans	2,978	939	179	14	0	4,110
Average Loan Amount	$147,408	$203,836	$156,691	$403,929	$0	$161,578
WA Mortgage Rate	7.685	6.485	6.407	5.157	0.000	7.264
WA Age (mos)	1	2	2	3	0	1
WA Original Term (mos)	360	360	360	343	0	360
WA FICO Score	629	680	722	673	0	648
WA Original LTV	94.99	87.75	99.85	72.87	0.00	92.93
Purchase	56.45%	60.03%	62.65%	29.76%	0.00%	57.52%
Refi Cashout	37.56%	33.78%	33.49%	57.60%	0.00%	36.47%
Refi Rate/Term	5.99%	6.19%	3.86%	12.63%	0.00%	6.01%
Prepayment Penalty	68.85%	57.17%	61.18%	22.25%	0.00%	64.77%
Serviced by HomeComings	100.00%	97.72%	100.00%	91.71%	0.00%	99.27%
Current	99.57%	100.00%	100.00%	100.00%	0.00%	99.71%
Delq: 30 Days	0.36%	0.00%	0.00%	0.00%	0.00%	0.24%
Delq: 60 Days	0.08%	0.00%	0.00%	0.00%	0.00%	0.05%

Aggregate Loans

FICO	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	% IO	WAC	MARGIN
001 - 499	0.04	88.18	100.00	0.04	0.04	0.00	8.251	8.604
500 - 519	0.09	75.00	100.00	0.05	0.09	0.00	8.374	7.474
520 - 539	0.23	76.81	100.00	0.11	0.23	0.00	8.281	7.725
540 - 559	0.84	88.49	95.00	0.78	0.79	0.02	8.406	7.809
560 - 579	3.42	91.44	100.00	3.25	3.36	0.00	8.487	7.993
580 - 599	6.95	95.49	104.00	6.26	6.75	0.00	8.444	7.957
600 - 619	12.53	95.34	106.00	8.80	12.28	0.24	7.901	7.332
620 - 639	13.06	93.65	103.00	8.45	12.35	1.35	7.369	6.695
640 - 659	13.42	90.43	103.00	7.56	12.39	2.88	7.067	5.997
660 - 679	13.30	89.12	103.00	5.59	11.85	3.36	6.702	5.274
680 - 699	11.96	89.78	107.00	5.21	9.65	2.36	6.782	5.096
700 - 719	7.88	90.31	107.00	3.52	5.70	1.62	6.805	4.697
720 - 739	6.21	92.35	107.00	3.47	4.38	1.03	6.823	4.814
740 - 759	4.76	93.72	107.00	2.88	2.96	0.65	6.855	4.551
760 - 779	3.03	91.86	107.00	1.92	1.80	0.50	6.818	4.771
780 - 799	1.30	93.83	103.00	0.91	0.69	0.14	6.940	4.870
800 >=	0.63	90.26	101.00	0.48	0.33	0.03	6.848	5.355
Not Available	0.36	78.50	100.00	0.23	0.21	0.04	7.113	5.038
Total	100.00	91.85	107.00	59.50	85.83	14.23	7.232	6.225

IO Loans

FICO	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	WAC	MARGIN
540 - 559	0.14	80.00	80.00	0.00	0.14	5.875	3.875
600 - 619	1.71	81.92	100.00	1.12	1.71	6.608	4.407
620 - 639	9.50	90.81	100.00	6.68	7.66	6.339	4.750
640 - 659	20.23	83.73	100.00	8.75	18.21	6.425	3.841
660 - 679	23.62	86.38	100.00	6.35	20.82	6.160	3.769
680 - 699	16.60	88.21	100.00	4.75	13.96	6.242	3.926
700 - 719	11.41	85.67	100.00	2.47	9.28	6.146	3.666
720 - 739	7.20	82.28	100.00	1.68	6.01	6.077	3.887
740 - 759	4.60	91.07	100.00	1.23	2.95	6.387	3.770
760 - 779	3.49	89.46	100.00	1.30	2.37	6.176	4.291
780 - 799	0.96	88.49	100.00	0.50	0.96	6.092	4.393
800 >=	0.23	98.24	100.00	0.23	0.15	6.072	5.660
Not Available	0.30	80.00	80.00	0.17	0.30	6.020	2.250
Total	100.00	86.46	100.00	35.24	84.52	6.254	3.933

We needs strats broken out in this format for Total ARMs, Total Fixed, Total IO Loans seperately
We also need this for the total pool combined

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0.00 - 25,000.00	1	$23,625.00	0.00	$23,625.00	5.875	90.00	735
25,000.01 - 50,000.00	70	$3,242,431.00	0.36	$46,277.35	7.884	91.47	668
50,000.01 - 75,000.00	801	$50,803,684.65	5.70	$63,364.90	8.113	94.33	658
75,000.01 - 100,000.00	937	$82,474,349.87	9.26	$87,929.14	7.807	94.12	653
100,000.01 - 125,000.00	842	$95,717,789.00	10.75	$113,578.46	7.611	94.38	657
125,000.01 - 150,000.00	792	$108,993,790.85	12.24	$137,496.61	7.475	94.48	657
150,000.01 - 175,000.00	580	$94,127,131.00	10.57	$162,101.82	7.311	94.16	653
175,000.01 - 200,000.00	424	$79,320,051.00	8.91	$186,907.04	7.246	93.27	657
200,000.01 - 225,000.00	264	$56,202,483.45	6.31	$212,716.59	7.075	92.70	667
225,000.01 - 250,000.00	220	$52,309,000.00	5.87	$237,567.73	6.995	92.34	663
250,000.01 - 275,000.00	163	$42,779,093.80	4.80	$262,259.16	6.989	91.95	660
275,000.01 - 300,000.00	131	$37,765,360.00	4.24	$288,046.54	7.017	89.99	659
300,000.01 - 333,700.00	133	$41,886,191.50	4.70	$314,644.43	6.803	90.55	673
333,700.01 - 350,000.00	42	$14,433,510.00	1.62	$343,382.73	6.865	90.33	667
350,000.01 - 600,000.00	251	$108,242,288.82	12.16	$430,899.76	6.501	85.58	678
600,000.01 - 1,000,000.00	23	$17,020,341.80	1.90	$733,374.88	6.076	75.66	676
1,000,000.01 +	3	$5,406,250.00	0.61	$1,798,740.42	6.471	63.69	693
Total	5,677	$890,747,371.74	100.00	$156,737.68	7.232	91.85	662

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0.00 - 25,000.00	1	$23,625.00	0.00	$23,625.00	5.875	90.00	735
25,000.01 - 50,000.00	71	$3,289,303.73	0.37	$46,328.22	7.878	91.36	666
50,000.01 - 75,000.00	801	$50,780,382.99	5.71	$63,396.23	8.112	94.34	658
75,000.01 - 100,000.00	936	$82,314,616.55	9.25	$87,942.97	7.808	94.12	653
100,000.01 - 125,000.00	845	$96,007,456.28	10.79	$113,618.29	7.610	94.38	657
125,000.01 - 150,000.00	792	$108,969,707.72	12.25	$137,588.01	7.469	94.44	657
150,000.01 - 175,000.00	578	$93,747,269.22	10.54	$162,192.51	7.320	94.19	653
175,000.01 - 200,000.00	423	$79,073,587.21	8.89	$186,935.19	7.243	93.29	657
200,000.01 - 225,000.00	264	$56,157,178.53	6.31	$212,716.59	7.075	92.70	667
225,000.01 - 250,000.00	221	$52,514,895.02	5.90	$237,623.96	6.995	92.33	663
250,000.01 - 275,000.00	162	$42,498,249.64	4.78	$262,334.87	6.989	91.97	660
275,000.01 - 300,000.00	131	$37,734,097.39	4.24	$288,046.54	7.017	89.99	659
300,000.01 - 333,700.00	133	$41,847,709.66	4.70	$314,644.43	6.803	90.55	673
333,700.01 - 350,000.00	43	$14,772,020.72	1.66	$343,535.37	6.883	90.45	667
350,000.01 - 600,000.00	251	$108,262,134.40	12.17	$431,323.24	6.491	85.36	678
600,000.01 - 1,000,000.00	22	$16,411,382.26	1.84	$745,971.92	6.110	76.62	676
1,000,000.01 +	3	$5,396,221.25	0.61	$1,798,740.42	6.471	63.69	693
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
04.000 - 4.499	3	$1,036,650.00	0.12	$345,550.00	4.237	67.94	690
04.500 - 4.999	25	$8,210,885.05	0.92	$328,435.40	4.759	78.53	678
05.000 - 5.499	74	$16,336,823.16	1.84	$220,767.88	5.283	82.97	704
05.500 - 5.999	358	$87,403,473.18	9.82	$244,143.78	5.768	82.87	694
06.000 - 6.499	584	$113,316,066.41	12.74	$194,034.36	6.241	87.44	689
06.500 - 6.999	994	$177,607,270.24	19.96	$178,679.35	6.745	90.78	675
07.000 - 7.499	703	$109,641,975.43	12.32	$155,962.98	7.229	93.41	660
07.500 - 7.999	1,055	$157,369,089.07	17.69	$149,165.01	7.734	94.88	645
08.000 - 8.499	780	$96,887,009.64	10.89	$124,214.11	8.216	96.78	647
08.500 - 8.999	726	$83,049,694.41	9.33	$114,393.52	8.678	97.27	633
09.000 - 9.499	206	$22,346,357.34	2.51	$108,477.46	9.198	96.08	601
09.500 - 9.999	131	$13,311,791.97	1.50	$101,616.73	9.701	96.89	593
10.000 - 10.499	19	$1,553,649.62	0.17	$81,771.03	10.220	97.68	584
10.500 - 10.999	14	$1,260,631.50	0.14	$90,045.11	10.639	96.93	577
11.000 - 11.499	4	$321,123.92	0.04	$80,280.98	11.151	100.00	591
12.500 - 12.999	1	$147,346.63	0.02	$147,346.63	12.500	57.00	524
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
000 - 180	85	$12,785,664.23	1.44	$150,419.58	6.243	79.72	707
181 - 240	20	$1,721,261.46	0.19	$86,063.07	7.632	80.33	646
241 - 360	5,572	$875,292,911.88	98.37	$157,087.74	7.245	92.05	661
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
000 - 120	1	$43,500.00	0.00	$43,500.00	5.750	39.00	670
121 - 180	84	$12,742,164.23	1.43	$151,692.43	6.245	79.86	707
181 - 240	20	$1,721,261.46	0.19	$86,063.07	7.632	80.33	646
301 - 360	5,572	$875,292,911.88	98.37	$157,087.74	7.245	92.05	661
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
No	5,115	$798,222,147.65	89.71	$156,055.16	7.309	91.82	658
Yes	562	$91,577,689.92	10.29	$162,949.63	6.561	92.12	697
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0	1,269	$189,972,886.99	21.35	$149,702.83	7.374	90.65	670
1	2,741	$437,236,023.42	49.14	$159,516.97	7.247	92.43	658
2	1,234	$201,036,780.05	22.59	$162,914.73	7.076	92.19	665
3	227	$32,063,395.73	3.60	$141,248.44	7.308	90.59	653
4	66	$8,008,425.00	0.90	$121,339.77	7.663	92.02	647
5	39	$5,858,049.66	0.66	$150,206.40	7.310	90.76	653
6	28	$4,516,030.42	0.51	$161,286.80	6.553	87.99	663
7	31	$5,090,194.90	0.57	$164,199.84	6.616	93.19	646
8	14	$1,943,810.30	0.22	$138,843.59	6.283	90.38	670
9	4	$407,552.63	0.05	$101,888.16	7.984	91.48	593
10	3	$420,646.14	0.05	$140,215.38	5.878	91.01	627
11	2	$167,286.81	0.02	$83,643.41	8.500	100.00	620
12	2	$433,457.46	0.05	$216,728.73	5.466	79.32	763
13	5	$961,236.33	0.11	$192,247.27	8.207	91.96	649
14	1	$54,557.34	0.01	$54,557.34	8.990	100.00	0
15	4	$481,036.11	0.05	$120,259.03	7.769	95.18	0
16	5	$917,095.24	0.10	$183,419.05	5.921	61.63	619
18	1	$169,643.77	0.02	$169,643.77	5.800	57.00	601
25	1	$61,729.27	0.01	$61,729.27	7.625	75.00	575
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
30.01 - 35.00	2	$151,713.87	0.02	$75,856.94	6.059	34.27	762
35.01 - 40.00	6	$899,321.42	0.10	$149,886.90	6.135	37.76	683
40.01 - 45.00	4	$912,317.98	0.10	$228,079.50	5.693	42.21	689
45.01 - 50.00	4	$732,162.45	0.08	$183,040.61	6.867	47.30	633
50.01 - 55.00	9	$1,737,581.96	0.20	$193,064.66	5.580	53.00	685
55.01 - 60.00	26	$6,550,872.05	0.74	$251,956.62	6.294	58.51	661
60.01 - 65.00	26	$8,987,096.66	1.01	$345,657.56	6.615	64.33	681
65.01 - 70.00	54	$13,097,765.60	1.47	$242,551.21	6.260	69.12	670
70.01 - 75.00	94	$20,953,569.68	2.35	$222,910.32	6.428	74.15	672
75.01 - 80.00	744	$144,689,907.65	16.26	$194,475.68	6.292	79.76	678
80.01 - 85.00	212	$35,774,796.62	4.02	$168,749.04	7.072	84.62	659
85.01 - 90.00	675	$114,351,431.02	12.85	$169,409.53	7.147	89.76	650
90.01 - 95.00	1,101	$162,015,395.86	18.21	$147,152.95	7.522	94.82	643
95.01 - 100.00	2,637	$366,072,336.27	41.14	$138,821.52	7.655	99.92	664
100.01 - 105.00	71	$11,128,060.13	1.25	$156,733.24	6.939	102.73	706
105.01 - 110.00	12	$1,745,508.35	0.20	$145,459.03	6.930	106.79	709
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Non-owner Occupied	952	$110,634,280.57	12.43	$116,212.48	7.430	90.70	712
Primary	4,632	$763,726,993.98	85.83	$164,880.61	7.210	92.06	654
Second Home/Vacation	93	$15,438,563.02	1.74	$166,006.05	6.874	89.66	674
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Condominium High Rise	14	$2,655,997.90	0.30	$189,714.14	6.778	88.95	690
Condominium Low Rise (less than 5 s	315	$45,030,834.58	5.06	$142,955.03	7.115	92.63	678
Condominium Mid Rise	12	$1,889,295.06	0.21	$157,441.26	6.787	86.81	699
Manufactured Housing	7	$693,977.27	0.08	$99,139.61	7.272	84.07	677
Planned Unit Developments (attached	186	$31,020,165.53	3.49	$166,775.08	6.938	93.00	665
Planned Unit Developments (detached	553	$114,211,887.74	12.84	$206,531.44	7.029	90.03	665
Single Family Detached	4,262	$640,560,813.97	71.99	$150,295.83	7.305	92.36	657
Townhouse	34	$3,980,315.69	0.45	$117,068.11	7.422	90.86	644
Two-Four Family Units	294	$49,756,549.83	5.59	$169,239.97	7.071	88.55	689
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Equity Refinance	1,784	$310,671,521.15	34.91	$174,143.23	7.031	89.31	652
Purchase	3,543	$517,701,259.87	58.18	$146,119.46	7.383	94.08	668
Rate/Term Refinance	350	$61,427,056.55	6.90	$175,505.88	6.977	85.87	660
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Full Documentation	3,786	$529,442,940.58	59.50	$139,842.30	7.422	95.29	654
Reduced Documentation	1,891	$360,356,896.99	40.50	$190,564.20	6.952	86.78	673
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1Yr CMT	1	$95,340.70	0.01	$95,340.70	8.375	90.00	669
1Yr CMT: 3Yr IO	4	$640,950.00	0.07	$160,237.50	8.098	90.97	638
1Yr CMT:10Yr IO	1	$313,400.00	0.04	$313,400.00	5.500	95.00	662
1Yr LIBOR	2	$630,893.63	0.07	$315,446.82	4.871	84.07	765
2/1 1Yr LIBOR	11	$1,547,947.28	0.17	$140,722.48	7.066	102.53	694
2/1 1Yr LIBOR: 5Yr IO	1	$368,000.00	0.04	$368,000.00	5.750	80.00	681
2/28 6Mo LIBOR	2,892	$430,340,889.27	48.36	$148,803.90	7.653	95.14	636
2/28 6Mo LIBOR: 2Yr IO	23	$3,985,680.00	0.45	$173,290.43	7.538	94.41	676
2/28 6Mo LIBOR: 5Yr IO	108	$25,750,978.74	2.89	$238,434.99	6.515	93.77	670
2/28 6Mo LIBOR:10Yr IO	35	$9,517,472.80	1.07	$271,927.79	5.857	82.75	689
3/1 1Yr CMT: 3Yr IO	4	$438,550.00	0.05	$109,637.50	5.164	75.67	735
3/1 1Yr LIBOR	115	$17,926,666.21	2.01	$155,884.05	6.234	96.13	708
3/1 1Yr LIBOR: 3Yr IO	53	$9,011,763.66	1.01	$170,033.28	5.643	87.94	669
3/27 6Mo LIBOR	413	$64,038,636.25	7.20	$155,057.23	7.306	91.43	641
3/27 6Mo LIBOR: 3Yr IO	29	$5,712,142.50	0.64	$196,970.43	5.952	87.82	703
3/27 6Mo LIBOR: 5Yr IO	29	$6,700,310.73	0.75	$231,045.20	6.173	95.98	693
3/27 6Mo LIBOR:10Yr IO	47	$13,880,830.44	1.56	$295,336.82	5.739	80.28	689
5/1 1Yr CMT	17	$2,843,040.04	0.32	$167,237.65	6.285	80.71	603
5/1 1Yr CMT: 5Yr IO	1	$94,350.00	0.01	$94,350.00	8.000	85.00	669
5/1 1Yr CMT:10Yr IO	1	$2,616,250.00	0.29	$2,616,250.00	7.500	65.00	644
5/1 1Yr LIBOR	15	$2,287,347.69	0.26	$152,489.85	6.281	85.04	671
5/1 1Yr LIBOR: 5Yr IO	13	$1,978,000.00	0.22	$152,153.85	6.040	83.12	665
5/25 6Mo LIBOR	116	$20,206,214.84	2.27	$174,191.51	6.300	86.75	689
5/25 6Mo LIBOR: 3Yr IO	1	$131,839.00	0.01	$131,839.00	6.250	85.00	670
5/25 6Mo LIBOR: 5Yr IO	84	$20,451,057.96	2.30	$243,464.98	6.462	87.77	685
5/25 6Mo LIBOR:10Yr IO	65	$14,764,891.35	1.66	$227,152.17	6.312	80.36	678
6Mo LIBOR	1	$63,134.01	0.01	$63,134.01	5.750	79.00	707
6Mo LIBOR: 5Yr IO	3	$345,058.00	0.04	$115,019.33	7.105	85.61	716
6Mo LIBOR: 6Mo IO	1	$141,455.00	0.02	$141,455.00	6.750	95.00	665
6Mo LIBOR:10Yr IO	19	$5,533,760.67	0.62	$291,250.56	5.827	86.34	665
7/1 1Yr LIBOR	3	$566,400.00	0.06	$188,800.00	6.565	84.61	674
7/23 6Mo LIBOR	2	$444,648.05	0.05	$222,324.03	5.702	84.04	685
FIXED 15Yr BALLOON	6	$733,278.88	0.08	$122,213.15	8.419	99.08	726
FIXED RATE	1,548	$221,419,649.87	24.88	$143,035.95	7.149	88.95	701
FIXED RATE: 5Yr IO	4	$605,650.00	0.07	$151,412.50	7.169	94.06	659
FIXED RATE: 9Yr IO	1	$1,410,000.00	0.16	$1,410,000.00	5.625	60.00	722
FIXED RATE:10Yr IO	8	$2,263,360.00	0.25	$282,920.00	6.596	75.93	706
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

** For ARM loans please break out 2/28, 3/27, 5/25 by percentage
** For IO loans please include length of ammortization term and fixed rate term (2yr, 3yr, 5yr, 10yr)

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
CA	238	$73,015,253.64	8.21	$306,786.78	6.478	83.22	673
MA	40	$10,912,436.83	1.23	$272,810.92	6.818	85.58	664
NY	56	$15,164,724.46	1.70	$270,798.65	6.492	84.22	672
Other	5,343	$790,707,422.64	88.86	$147,989.41	7.321	92.88	660
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Has Prepay Penalty	3,346	$517,678,029.51	58.18	$154,715.49	7.318	93.34	654
None	2,331	$372,121,808.06	41.82	$159,640.42	7.112	89.76	672
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0	2,331	$372,121,808.06	41.82	$159,640.42	7.112	89.76	672
4	1	$179,550.00	0.02	$179,550.00	6.250	95.00	699
6	10	$905,254.88	0.10	$90,525.49	8.149	99.53	611
7	1	$945,000.00	0.11	$945,000.00	5.750	70.00	723
12	233	$43,067,599.41	4.84	$184,839.48	7.208	91.12	665
18	1	$177,650.00	0.02	$177,650.00	7.250	95.00	662
24	1,928	$293,537,102.57	32.99	$152,249.53	7.466	94.82	641
30	4	$686,421.43	0.08	$171,605.36	6.898	97.13	658
36	1,133	$166,753,220.42	18.74	$147,178.48	7.154	92.60	673
60	35	$11,426,230.80	1.28	$326,463.74	6.418	75.84	678
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
001 - 499	3	$350,129.97	0.04	$116,709.99	8.251	88.18	485
500 - 519	6	$759,389.03	0.09	$126,564.84	8.374	75.00	505
520 - 539	13	$2,059,705.41	0.23	$158,438.88	8.281	76.81	530
540 - 559	65	$7,451,879.72	0.84	$114,644.30	8.406	88.49	551
560 - 579	255	$30,471,875.52	3.42	$119,497.55	8.487	91.44	569
580 - 599	476	$61,810,553.09	6.95	$129,854.10	8.444	95.49	589
600 - 619	787	$111,479,460.90	12.53	$141,651.16	7.901	95.34	609
620 - 639	750	$116,190,444.34	13.06	$154,920.59	7.369	93.65	630
640 - 659	690	$119,422,551.33	13.42	$173,076.16	7.067	90.43	649
660 - 679	645	$118,305,966.23	13.30	$183,420.10	6.702	89.12	669
680 - 699	609	$106,442,560.12	11.96	$174,782.53	6.782	89.78	689
700 - 719	415	$70,086,973.13	7.88	$168,884.27	6.805	90.31	709
720 - 739	367	$55,300,187.39	6.21	$150,681.71	6.823	92.35	729
740 - 759	285	$42,318,914.69	4.76	$148,487.42	6.855	93.72	750
760 - 779	174	$26,917,488.58	3.03	$154,698.21	6.818	91.86	767
780 - 799	81	$11,593,318.13	1.30	$143,127.38	6.940	93.83	788
800 >=	39	$5,627,396.50	0.63	$144,292.22	6.848	90.26	807
Not Available	17	$3,211,043.49	0.36	$188,884.91	7.113	78.50	0
Total	5,677	$889,799,837.57	100.00	$156,737.68	7.232	91.85	662

RAMP 2005-RS1

	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc
FICO													
under 500/unavailable	178,059	0.40	7.225	0.00	485	0.00	79.45	57.75	38.22	63.48	66.86	33.14	0.00
500-524 LTV > 65	96,637	0.08	8.986	0.00	511	0.00	81.51	100.00	0.00	100.00	77.25	22.75	0.00
525-549 LTV > 65	112,310	0.47	8.443	7.73	541	0.00	88.54	78.03	19.09	100.00	97.16	2.84	0.00
550-574 LTV > 65	121,818	3.05	8.461	0.00	565	0.00	91.28	80.35	15.01	97.09	93.31	6.69	0.00
575-599 LTV > 70	127,885	7.65	8.462	0.19	588	0.00	95.76	80.37	11.86	97.19	91.55	8.45	0.00
600-624 LTV > 70	143,284	15.27	7.841	3.05	612	0.00	95.52	79.21	15.04	97.39	68.75	31.25	0.00
625-649 LTV > 70	159,721	16.51	7.273	5.54	637	0.00	93.76	75.32	16.25	93.93	63.89	36.11	0.00
650-674 LTV > 80	164,472	10.83	7.079	15.71	662	0.00	95.83	74.80	14.30	92.75	58.66	41.34	0.00
675-699 LTV > 80	161,967	9.83	7.077	27.95	687	0.00	96.09	66.59	19.04	82.28	51.12	48.88	0.00
700-724 LTV > 80	147,534	6.80	7.136	27.07	712	0.00	96.90	66.77	17.12	67.78	57.81	42.19	0.00
725-749 LTV > 85	143,259	4.91	7.113	18.13	737	0.00	98.11	68.08	13.55	66.45	64.74	35.26	0.00
750-774 LTV > 85	141,370	3.69	7.102	22.60	760	0.00	98.36	62.94	16.49	59.79	68.89	31.11	0.00
775-799 LTV > 85	127,807	1.38	7.265	19.64	786	0.00	98.26	71.38	13.08	42.64	78.40	21.60	0.00
800-824 LTV > 85	121,265	0.44	7.211	21.09	807	0.00	97.40	65.77	24.87	43.35	72.59	27.41	0.00
LTV													
DTI Not Available													
DTI													
DTI Not Available													
Stated & Limited Doc													
Not Available	168,584	0.13	7.521	0.00	0	0.00	78.63	33.37	59.09	33.37	0.00	100.00	0.00
500-524	207,685	0.09	8.930	0.00	515	0.00	62.13	63.91	36.09	100.00	0.00	100.00	0.00
525-549	258,818	0.06	7.765	0.00	539	0.00	66.28	100.00	0.00	100.00	0.00	100.00	0.00
550-574	171,152	0.23	7.899	0.00	563	0.00	80.70	70.53	26.91	92.52	0.00	100.00	0.00
575-599	180,885	0.69	7.823	0.00	589	0.00	84.86	69.67	21.88	95.06	0.00	100.00	0.00
600-624	172,303	4.90	7.799	3.54	612	0.00	90.23	71.98	16.77	95.03	0.00	100.00	0.00
625-649	188,699	6.43	7.269	4.67	637	0.00	87.14	73.63	15.01	90.06	0.00	100.00	0.00
650-674	198,064	8.93	6.753	13.18	663	0.00	85.12	65.17	22.97	88.46	0.00	100.00	0.00
675-699	197,407	8.41	6.655	26.86	687	0.00	86.36	65.24	19.83	86.44	0.00	100.00	0.00
700-724	205,456	5.33	6.617	27.78	712	0.00	85.52	56.32	22.41	79.13	0.00	100.00	0.00
725-749	175,797	2.75	6.720	32.95	736	0.00	89.87	59.93	12.24	78.15	0.00	100.00	0.00
750-774	184,848	1.85	6.729	39.40	760	0.00	88.54	49.12	24.69	75.46	0.00	100.00	0.00
775-799	174,951	0.55	6.583	14.74	786	0.00	88.54	68.39	23.19	88.90	0.00	100.00	0.00
800-824	152,116	0.15	6.868	61.82	805	0.00	90.23	72.57	27.43	53.55	0.00	100.00	0.00
IO Loans													
Not Available	187,400	0.04	6.020	0.00	0	0.00	80.00	100.00	0.00	100.00	56.78	43.22	0.00
550-574	181,600	0.02	5.875	0.00	552	0.00	80.00	100.00	0.00	100.00	0.00	100.00	0.00
600-624	225,435	0.46	6.352	33.74	615	0.00	86.30	78.05	9.59	87.64	52.92	47.08	0.00
625-649	264,074	2.85	6.452	15.39	639	0.00	86.59	66.00	26.05	84.81	57.79	42.21	0.00
650-674	236,279	3.96	6.244	18.59	664	0.00	85.63	51.37	24.90	89.48	32.07	67.93	0.00
675-699	242,177	2.94	6.180	33.10	686	0.00	87.74	63.60	25.92	85.79	26.50	73.50	0.00
700-724	252,620	2.13	6.096	28.54	712	0.00	83.96	51.29	28.50	84.03	24.11	75.89	0.00
725-749	192,114	0.89	6.302	39.00	737	0.00	88.64	48.71	13.95	72.30	16.36	83.64	0.00
750-774	189,208	0.72	6.296	30.99	762	0.00	90.24	62.15	25.28	60.78	40.73	59.27	0.00
775-799	198,307	0.20	5.912	18.06	785	0.00	85.79	56.40	12.73	100.00	35.69	64.31	0.00
800-824	144,325	0.03	6.072	35.22	802	0.00	98.24	35.22	64.78	64.78	100.00	0.00	0.00

% Int Only	% CA	% NY	% FL
10.52			
0.00			
0.00			
0.67			
0.00			
2.87			
15.35			
15.88			
16.39			
15.26			
9.22			
12.56			
5.74			
7.44			
13.73	0.00	0.00	66.63
0.00	27.65	0.00	0.00
0.00	77.22	0.00	0.00
8.84	26.80	0.00	36.66
0.00	10.37	5.55	2.93
4.38	12.65	3.54	17.65
18.72	14.66	1.24	15.53
30.11	11.58	3.63	19.44
25.69	14.82	1.29	16.95
30.30	14.23	3.89	18.98
26.96	6.91	6.28	19.34
23.18	17.32	0.00	20.63
23.43	17.85	0.00	18.66
0.00	0.00	0.00	42.48
100.00	0.00	0.00	0.00
100.00	0.00	0.00	100.00
100.00	17.94	0.00	9.54
100.00	15.89	0.00	12.10
100.00	19.78	2.70	18.32
100.00	17.03	2.20	12.34
100.00	26.90	1.63	14.50
100.00	2.34	6.04	25.37
100.00	23.55	0.00	25.46
100.00	35.59	0.00	15.99
100.00	0.00	0.00	35.22

Documentation	WALTV	WACLTV	WA SS CLTV	WAFICO	WA Margin	Remaining Balance	% of Total Remaining Balance	Purchase %	Single Family %	CA%	1st Lien %	IO%
Full	95.29	95.29	96.40	654	6.819	$529,442,941	59.50	35.00	45.58	2.79	59.50	5.02
Non-Full	86.78	86.78	89.29	673	5.355	$360,356,897	40.50	23.18	26.41	5.41	40.50	9.22
Total	91.85	91.85	93.52	662	6.225	$889,799,838	100.00	58.18	71.99	8.21	100.00	14.23

Interest Only	WALTV	WACLTV	WA SS CLTV	WAFICO	WA Margin	Remaining Balance	% of Total Remaining Balance	Purchase %	Single Family %	CA%	1st Lien %	Full Doc %
IO	86.46	86.46	92.07	680	3.933	$126,655,751	14.23	8.60	8.69	2.65	14.23	5.02
Non-IO	92.74	92.74	93.76	659	6.743	$763,144,087	85.77	49.59	63.30	5.55	85.77	54.48
Total	91.85	91.85	93.52	662	6.225	$889,799,838	100.00	58.18	71.99	8.21	100.00	59.50

FICO	WALTV	WACLTV	WA SS CLTV	WAFICO	WA Margin	Remaining Balance	% of Total Remaining Balance	Purchase %	Single Family %	CA%	1st Lien %	Full Doc %	IO %
Not Available	78.50	78.50	80.84	0	5.038	$3,211,043	0.36	0.28	0.19	0.00	0.36	0.23	0.04
001 - 559	85.25	85.25	85.78	541	7.791	$10,621,104	1.19	0.54	0.91	0.11	1.19	0.98	0.02
560 - 599	94.15	94.15	94.32	583	7.969	$92,282,429	10.37	5.93	8.41	0.33	10.37	9.51	0.00
600 - 639	94.48	94.48	95.05	620	7.016	$227,669,905	25.59	13.98	20.02	1.61	25.59	17.25	1.60
640 - 679	89.78	89.78	92.21	659	5.656	$237,728,518	26.72	13.52	18.94	2.72	26.72	13.14	6.24
680 >=	91.20	91.20	93.55	721	4.869	$318,286,839	35.77	23.92	23.51	3.43	35.77	18.39	6.33
Total	91.85	91.85	93.52	662	6.225	$889,799,838	100.00	58.18	71.99	8.21	100.00	59.50	14.23

Low Balance	WALTV	WACLTV	WA SS CLTV	WAFICO	WA Margin	Remaining Balance	% of Total Remaining Balance	Purchase %	Single Family %	CA%	1st Lien %	Full Doc %	IO %
< 80,000	94.35	94.35	94.98	658	7.383	$67,397,328	7.57	5.63	6.42	0.02	7.57	5.89	0.14
80,000 - 99,999.99	93.99	93.99	95.20	652	7.043	$68,210,600	7.67	4.85	6.38	0.05	7.67	5.76	0.25
100,000 - 249,999.99	93.75	93.75	95.17	658	6.403	$486,770,094	54.71	33.10	38.78	2.19	54.71	36.07	6.10
250,000 >=	87.21	87.21	89.71	671	5.466	$267,421,815	30.05	14.60	20.41	5.95	30.05	11.78	7.74
Total	91.85	91.85	93.52	662	6.225	$889,799,838	100.00	58.18	71.99	8.21	100.00	59.50	14.23

	Originator	Originator
FICO avg	662	
FICO < 560 %	1.19	
CLTV avg	91.85	
CLTV >80%	77.67	
SS CLTV %	93.52	
Full Doc %	59.50	
Loan Bal avg	$156,738	
Purch %	58.18	
Cash Out %	34.91	
Fxd %	25.45	
3 yr ARM >= %	20.69	
WAC avg	7.232	
1st Lien %	100.00	
MI %	10.29	
CA %	8.21	
Sng Fam %	71.99	
IO%	14.23	
IO non-Full Doc %	9.22	
Prim Occ %	85.83	

Documentation	WALTV	WACLTV	WA SS CLTV	WAFICO	WA Margin	Remaining Balance	% of Total Remaining Balance	Purchase %	Single Family %	CA%	1st Lien %	IO%	DTI %
Full	95.23	95.29	96.40	654	6.819	$529,442,941	59.50	35.00	45.58	2.79	59.50	5.02	41.46
Non-Full	86.69	86.78	89.29	673	5.355	$360,356,897	40.50	23.18	26.41	5.41	40.50	9.22	28.51
Total	91.77	91.85	93.52	662	6.225	$889,799,838	100.00	58.18	71.99	8.21	100.00	14.23	36.22

Interest Only	WALTV	WACLTV	WA SS CLTV	WAFICO	WA Margin	Remaining Balance	% of Total Remaining Balance	Purchase %	Single Family %	CA%	1st Lien %	Full Doc %	DTI %
IO	86.40	86.46	92.07	680	3.933	$126,655,751	14.23	8.60	8.69	2.65	14.23	5.02	26.79
Non-IO	92.66	92.74	93.76	659	6.743	$763,144,087	85.77	49.59	63.30	5.55	85.77	54.48	37.78
Total	91.77	91.85	93.52	662	6.225	$889,799,838	100.00	58.18	71.99	8.21	100.00	59.50	36.22

FICO	WALTV	WACLTV	WA SS CLTV	WAFICO	WA Margin	Remaining Balance	% of Total Remaining Balance	Purchase %	Single Family %	CA%	1st Lien %	Full Doc %	IO %	DTI %
Not Available	78.37	78.50	80.84	0	5.038	$3,211,043	0.36	0.28	0.19	0.00	0.36	0.23	0.04	29.12
001 - 559	85.16	85.25	85.78	541	7.791	$10,621,104	1.19	0.54	0.91	0.11	1.19	0.98	0.02	40.55
560 - 599	94.11	94.15	94.32	583	7.969	$92,282,429	10.37	5.93	8.41	0.33	10.37	9.51	0.00	42.18
600 - 639	94.41	94.48	95.05	620	7.016	$227,669,905	25.59	13.98	20.02	1.61	25.59	17.25	1.60	40.42
640 - 679	89.69	89.78	92.21	659	5.656	$237,728,518	26.72	13.52	18.94	2.72	26.72	13.14	6.24	34.74
680 >=	91.12	91.20	93.55	721	4.869	$318,286,839	35.77	23.92	23.51	3.43	35.77	18.39	6.33	32.51
Total	91.77	91.85	93.52	662	6.225	$889,799,838	100.00	58.18	71.99	8.21	100.00	59.50	14.23	36.22

Low Balance	WALTV	WACLTV	WA SS CLTV	WAFICO	WA Margin	Remaining Balance	% of Total Remaining Balance	Purchase %	Single Family %	CA%	1st Lien %	Full Doc %	IO %	DTI %
< 80,000	94.31	94.35	94.98	658	7.383	$67,397,328	7.57	5.63	6.42	0.02	7.57	5.89	0.14	35.94
80,000 - 99,999.99	93.94	93.99	95.20	652	7.043	$68,210,600	7.67	4.85	6.38	0.05	7.67	5.76	0.25	37.24
100,000 - 249,999.99	93.69	93.75	95.17	658	6.403	$486,770,094	54.71	33.10	38.78	2.19	54.71	36.07	6.10	37.16
250,000 >=	87.09	87.21	89.71	671	5.466	$267,421,815	30.05	14.60	20.41	5.95	30.05	11.78	7.74	34.32
Total	91.77	91.85	93.52	662	6.225	$889,799,838	100.00	58.18	71.99	8.21	100.00	59.50	14.23	36.22

	Originator	Originator
FICO avg	662	
FICO < 560 %	1.19	
CLTV avg	91.85	
CLTV >80%	77.67	
SS CLTV %	93.52	
Full Doc %	59.50	
Loan Bal avg	$156,738	
DTI %	36.22	
DTI >45%	29.70	
Purch %	58.18	
Cash Out %	34.91	
Fxd %	25.45	
3 yr ARM >= %	20.69	
WAC avg	7.232	
1st Lien %	100.00	
MI %	10.29	
CA %	8.21	
Sng Fam %	71.99	
IO%	14.23	
IO non-Full Doc %	9.22	
Prim Occ %	85.83	

Deal Name	RAMP 2005-RS1
Bloomberg Ticker:	
Asset Class:	Subprime
Issuer:	
Trustee:	
Lead Manager(s)	
Month:	
To Roll	28
Remaining Term	356
Remaining IO Term	78 (Weighted Average of IO Loans)

- Cells in red font are calculations and should be left alone.
- Significant Loans qualities are list below each bucket

(i) Fill in top 15 states only, combine the remaining in the "Other" Bucket.
(ii) Extend Fixed / Floating bucket to include all loan types also separate 2/28 from Interest Only (IO) 2/28 and so on. If the concentration of IO's is greater than 20% please fill out the IO template.

FICO BUCKET

NA	17	3,211,043	0.36%	188,885	7.113		78.50	0.00	40.50%	4.47%	1.75%	0.00%	0.00%	11.67%
<= 500	3	350,130	0.04%	116,710	8.251	485	88.18	0.00	0.00%	0.00%	15.69%	0.00%	0.00%	0.00%
501 - 520	7	913,313	0.10%	130,473	8.563	508	74.16	0.00	0.00%	0.00%	82.37%	0.00%	0.00%	0.00%
521 - 540	16	2,329,275	0.26%	145,580	8.373	532	79.30	0.00	0.00%	5.15%	56.91%	13.79%	0.00%	0.00%
541 - 560	70	8,045,186	0.90%	114,931	8.393	553	88.94	0.00	4.86%	5.37%	40.87%	0.00%	0.00%	2.26%
561 - 580	272	33,111,047	3.72%	121,732	8.457	571	91.82	0.00	2.48%	3.88%	35.98%	0.39%	0.00%	0.00%
581 - 600	489	63,266,756	7.11%	129,380	8.409	591	95.45	0.00	2.39%	7.73%	35.61%	0.00%	0.00%	0.00%
601 - 620	777	111,124,620	12.49%	143,018	7.882	610	95.20	0.00	2.13%	5.60%	37.27%	1.71%	0.00%	2.05%
621 - 640	768	120,583,285	13.55%	157,009	7.339	631	93.67	0.00	5.39%	7.77%	42.13%	5.72%	0.00%	12.67%
641 - 660	670	115,280,720	12.96%	172,061	7.045	650	89.99	0.00	8.12%	10.46%	44.97%	5.96%	0.00%	20.74%
661 - 680	651	118,035,127	13.27%	181,314	6.719	670	89.44	0.00	10.91%	12.88%	37.97%	13.98%	0.00%	24.82%
681 - 700	596	104,549,052	11.75%	175,418	6.775	690	89.72	0.00	20.22%	13.96%	34.01%	19.18%	0.00%	20.10%
701 - 750	810	145,213,984	16.32%	159,576	6.826	722	91.68	0.00	30.32%	19.90%	24.06%	18.49%	0.00%	17.78%
751 +	431	63,786,300	7.17%	147,996	6.846	771	92.47	0.00	40.38%	16.90%	17.77%	18.90%	0.00%	13.34%

FICO Mean: ______ Median: ______ Standard Deviation: ______

LTV BUCKET

<= 50.00	16	2,695,516	0.30%	168,470	6.180	673	41.66	0.00	6.72%	5.79%	44.51%	0.00%	0.00%	0.00%
50.01 - 55.00	9	1,737,582	0.20%	193,065	5.580	685	53.00	0.00	11.84%	0.00%	87.92%	0.00%	0.00%	43.45%
55.01 - 60.00	26	6,550,872	0.74%	251,957	6.294	661	58.51	0.00	4.27%	1.28%	48.16%	0.00%	0.00%	23.72%
60.01 - 65.00	26	8,987,097	1.01%	345,658	6.615	681	64.33	0.00	1.94%	2.36%	52.79%	0.00%	0.00%	31.49%
65.01 - 70.00	54	13,097,766	1.47%	242,551	6.260	670	69.12	0.00	17.24%	20.65%	71.49%	0.00%	0.00%	27.48%
70.01 - 75.00	94	20,953,570	2.35%	222,910	6.428	672	74.15	0.00	29.97%	12.20%	52.08%	0.00%	0.00%	8.69%
75.01 - 80.00	744	144,689,908	16.26%	194,476	6.292	678	79.76	0.00	18.57%	16.82%	37.81%	0.28%	0.00%	35.24%
80.01 - 85.00	212	35,774,797	4.02%	168,749	7.072	659	84.62	0.00	27.94%	14.38%	54.65%	33.63%	0.00%	13.69%
85.01 - 90.00	676	114,351,431	12.85%	169,410	7.147	650	89.76	0.00	14.56%	17.87%	52.08%	31.11%	0.00%	13.71%
90.01 - 95.00	1,101	162,015,396	18.21%	147,153	7.522	643	94.82	0.00	6.72%	7.83%	31.57%	19.38%	0.00%	11.93%
95.01 - 100.00	2,637	366,072,336	41.14%	138,822	7.655	664	99.92	0.00	14.28%	9.06%	24.99%	3.32%	0.00%	6.88%
100.01 +	83	12,873,568	1.45%	155,103	6.938	706	103.28	0.00	0.00%	19.68%	25.86%	0.00%	0.00%	0.00%

LTV Mean: ______ Median: ______ Standard Deviation: ______

DTI BUCKET

=<20			#DIV/0!											
>20 =<25			#DIV/0!											
>25 =<30			#DIV/0!											
>30 =<35			#DIV/0!											
>35 =<40			#DIV/0!											
>40 =<45			#DIV/0!											
>45 =<50			#DIV/0!											
>50 =<55			#DIV/0!											
>55 =<60			#DIV/0!											
>60			#DIV/0!											

DTI Mean: ______ Median: ______ Standard Deviation: ______

PURPOSE BUCKET

Equity Refinance	1,784	310,671,521	34.91%	174,143	7.031	652	89.31	0.00	5.96%	9.18%	100.00%	8.27%	0.00%	13.39%
Purchase	3,543	517,701,260	58.18%	146,119	7.383	668	94.06	0.00	19.32%	13.53%	0.00%	11.65%	0.00%	14.77%
Rate/Term Refinance	350	61,427,057	6.90%	175,506	6.977	660	85.87	0.00	12.23%	8.86%	0.00%	9.10%	0.00%	13.95%

OCCUPANCY BUCKET

Non-owner Occupied	952	110,634,281	12.43%	116,212	7.430	712	90.70	0.00	100.00%	23.83%	15.81%	20.19%	0.00%	14.39%
Primary	4,632	763,726,994	85.83%	164,881	7.210	654	92.06	0.00	0.00%	9.76%	38.25%	8.37%	0.00%	14.02%
Second Home/Vacation	93	15,438,563	1.74%	166,006	6.874	674	89.66	0.00	100.00%	20.12%	6.70%	34.49%	0.00%	23.84%

DOCUMENTATION BUCKET

Full Documentation	3,788	529,442,941	59.50%	139,842	7.422	654	95.29	0.00	14.58%	9.40%	34.72%	5.20%	0.00%	8.43%
Reduced Documentation	1,891	360,356,897	40.50%	190,564	6.952	673	86.78	0.00	13.56%	15.06%	35.21%	17.78%	0.00%	22.76%

PROPERTY BUCKET

Condominium High Rise	14	2,655,998	0.30%	189,714	6.778	690	88.95	0.00	44.43%	100.00%	23.66%	46.54%	0.00%	38.12%
Condominium Low Rise	315	45,030,835	5.06%	142,955	7.115	678	92.63	0.00	16.72%	100.00%	21.89%	17.00%	0.00%	21.95%
Condominium Mid Rise	12	1,889,295	0.21%	157,441	6.787	699	86.81	0.00	4.71%	100.00%	44.45%	31.59%	0.00%	23.90%
Manufactured Housing	7	693,977	0.08%	99,140	7.272	677	84.07	0.00	0.00%	100.00%	79.66%	11.45%	0.00%	0.00%
Planned Unit Developme	186	31,020,166	3.49%	166,775	6.938	665	93.00	0.00	12.30%	0.00%	29.59%	14.24%	0.00%	26.83%
Planned Unit Developme	553	114,211,888	12.84%	206,531	7.029	665	90.03	0.00	17.39%	0.00%	26.30%	16.02%	0.00%	19.92%
Single Family Detached	4,262	640,560,814	71.99%	150,296	7.305	657	92.36	0.00	11.39%	0.00%	37.93%	7.75%	0.00%	12.08%
Townhouse	34	3,980,316	0.45%	117,068	7.422	644	90.86	0.00	16.18%	100.00%	46.38%	4.46%	0.00%	16.28%
Two-Four Family Units	294	49,756,550	5.59%	169,240	7.071	689	88.55	0.00	40.25%	100.00%	29.73%	19.07%	0.00%	12.51%

PRINCIPAL BUCKET

0.00 - 50,000.00	72	3,312,929	0.37%	46,013	7.864	666	91.35	0.00	37.16%	10.94%	19.68%	10.24%	0.00%	0.71%
50,000.01 - 75,000.00	801	50,780,383	5.71%	63,396	8.112	658	94.34	0.00	33.14%	13.05%	21.31%	8.26%	0.00%	1.93%
75,000.01 - 100,000.00	936	82,314,617	9.25%	87,943	7.808	653	94.12	0.00	22.94%	11.65%	28.87%	8.41%	0.00%	3.20%
100,000.01 - 125,000.00	845	96,007,456	10.79%	113,618	7.610	657	94.38	0.00	19.63%	11.79%	28.21%	8.26%	0.00%	5.44%
125,000.01 - 150,000.00	792	108,969,708	12.25%	137,588	7.469	657	94.44	0.00	16.15%	11.29%	30.74%	11.32%	0.00%	7.61%
150,000.01 - 175,000.00	578	93,747,269	10.54%	162,193	7.320	653	94.19	0.00	10.14%	10.70%	33.86%	8.61%	0.00%	8.44%
175,000.01 - 200,000.00	423	79,073,587	8.89%	186,935	7.243	657	93.29	0.00	15.00%	12.72%	36.11%	12.99%	0.00%	15.46%
200,000.01 - 250,000.00	485	108,672,074	12.21%	224,066	7.036	665	92.52	0.00	13.58%	11.48%	36.76%	10.09%	0.00%	19.29%
250,000.01 - 300,000.00	293	80,232,347	9.02%	273,831	7.002	660	91.04	0.00	8.87%	11.93%	44.26%	12.96%	0.00%	21.11%
300,000.01 - 350,000.00	176	56,619,730	6.36%	321,703	6.824	672	90.52	0.00	3.87%	14.75%	40.28%	14.11%	0.00%	20.25%
350,000.01 - 400,000.00	108	40,550,646	4.56%	375,469	6.614	677	88.63	0.00	1.92%	16.52%	48.17%	13.94%	0.00%	22.00%
400,000.01 - 450,000.00	58	24,727,287	2.78%	426,333	6.435	672	85.62	0.00	6.81%	12.05%	53.41%	8.42%	0.00%	34.57%
450,000.01 - 500,000.00	50	23,713,611	2.67%	474,272	6.564	675	83.60	0.00	1.99%	7.93%	30.10%	13.93%	0.00%	30.05%
500,000.01 - 600,000.00	35	19,270,590	2.17%	550,588	6.211	691	80.30	0.00	14.59%	5.54%	37.13%	2.71%	0.00%	34.33%
600,000.01 - 700,000.00	13	8,383,908	0.94%	644,916	6.161	672	79.02	0.00	7.61%	8.22%	53.43%	7.18%	0.00%	15.40%
700,000.01 +	12	13,423,696	1.51%	1,118,641	6.222	686	69.93	0.00	6.41%	0.00%	35.52%	0.00%	0.00%	55.82%

Min ____________ Max ____________

State Concentration Bucket (i)														
FL	839	102,378,634	11.51%	160,217	7.083	667	80.16	0.00	28.30%	15.74%	24.04%	26.04%	0.00%	19.61%
CA	238	73,015,254	8.21%	306,787	6.478	673	83.22	0.00	9.02%	13.08%	51.37%	3.88%	0.00%	32.33%
TX	379	49,595,540	5.57%	130,859	7.579	665	91.86	0.00	22.22%	5.96%	12.62%	8.69%	0.00%	1.55%
GA	309	46,479,702	5.22%	150,420	7.626	645	93.55	0.00	16.39%	5.40%	22.12%	7.81%	0.00%	14.09%
IL	279	45,810,814	5.15%	164,196	7.360	670	95.61	0.00	7.60%	20.78%	37.08%	5.68%	0.00%	4.74%
VA	228	45,485,900	5.11%	199,500	6.831	667	80.33	0.00	9.76%	8.13%	40.43%	16.95%	0.00%	35.17%
MI	319	44,621,088	5.01%	139,878	7.426	658	94.84	0.00	10.07%	7.67%	34.54%	6.57%	0.00%	7.47%
NJ	117	32,461,914	3.65%	277,452	6.807	683	87.50	0.00	6.13%	31.53%	36.39%	10.97%	0.00%	10.63%
MD	147	31,687,502	3.56%	215,561	6.717	666	89.26	0.00	7.39%	10.78%	42.01%	14.59%	0.00%	45.43%
OH	238	28,544,503	3.21%	119,935	7.573	656	96.60	0.00	11.90%	7.08%	45.78%	5.41%	0.00%	7.70%
IN	245	26,543,504	2.98%	108,341	7.406	672	96.44	0.00	8.68%	5.22%	28.69%	3.13%	0.00%	2.07%
NC	193	24,042,022	2.70%	124,570	7.536	653	93.72	0.00	24.06%	2.77%	32.01%	9.96%	0.00%	8.53%
CO	115	22,452,552	2.52%	195,240	6.963	665	82.10	0.00	11.09%	6.28%	46.93%	9.85%	0.00%	25.02%
AL	195	21,917,688	2.46%	112,398	7.820	641	96.12	0.00	10.86%	5.34%	37.71%	5.73%	0.00%	8.14%
WI	162	21,522,220	2.42%	132,853	7.787	645	85.76	0.00	7.97%	15.40%	46.43%	1.34%	0.00%	1.50%
Other	1,874	273,241,002	30.71%	145,806	7.335	657	92.65	0.00	13.56%	11.94%	36.20%	8.82%	0.00%	8.62%

*Separate California into North and South if possible.

CA-NORTH	84	24,801,639	2.79%	295,258	6.426	679	82.94	0.00	6.43%	7.65%	55.78%	4.73%	0.00%	26.01%
CA-SOUTH	154	48,213,615	5.42%	313,075	6.505	670	83.36	0.00	10.35%	15.87%	49.10%	3.45%	0.00%	35.58%
OUTSIDE CA	5,439	816,784,584	91.79%	150,172	7.299	661	82.62	0.00	14.63%	11.56%	33.44%	10.86%	0.00%	12.62%

FIXED / FLOATING (ii)														
1Yr ARM	3	726,234	0.08%	242,078	5.331	752	84.84	0.00	13.13%	0.00%	100.00%	35.32%	0.00%	0.00%
1Yr ARM IO	5	954,350	0.11%	190,870	7.245	646	92.29	0.00	22.00%	0.00%	45.16%	0.00%	0.00%	100.00%
2/1 ARM	11	1,547,947	0.17%	140,722	7.066	694	102.53	0.00	7.95%	27.16%	17.50%	0.00%	0.00%	0.00%
2/1 ARM IO	1	368,000	0.04%	368,000	5.750	681	80.00	0.00	0.00%	0.00%	100.00%	0.00%	0.00%	100.00%
2/28 6Mo LIBOR	2,892	430,340,889	48.36%	148,804	7.653	636	95.14	0.00	3.82%	9.16%	35.33%	0.16%	0.00%	0.00%
2/28 6Mo LIBOR IO	166	39,254,132	4.41%	236,471	6.459	675	91.16	0.00	6.43%	9.24%	33.30%	5.60%	0.00%	100.00%
3/1 ARM	115	17,926,666	2.01%	155,884	6.234	708	96.13	0.00	27.88%	24.02%	26.81%	3.23%	0.00%	0.00%
3/1 ARM IO	57	9,450,314	1.06%	165,795	5.621	672	87.37	0.00	35.54%	25.02%	35.77%	64.55%	0.00%	100.00%
3/27 6Mo LIBOR	413	64,038,636	7.20%	155,057	7.306	641	91.43	0.00	5.17%	7.72%	49.53%	4.09%	0.00%	0.00%
3/27 6Mo LIBOR IO	105	26,293,284	2.95%	250,412	5.896	693	85.92	0.00	12.83%	23.22%	37.13%	18.84%	0.00%	100.00%
5/1 and 7/1 ARM	35	5,696,788	0.64%	162,765	6.311	638	82.83	0.00	17.33%	5.30%	75.46%	40.03%	0.00%	0.00%
5/1 and 7/1 ARM IO	15	4,688,600	0.53%	312,573	6.894	654	73.05	0.00	7.87%	2.63%	18.68%	13.81%	0.00%	100.00%
5/25 and 7/23 6Mo LI	118	20,650,863	2.32%	175,007	6.288	689	86.69	0.00	19.67%	21.26%	39.30%	59.49%	0.00%	0.00%
5/25 and 7/23 6Mo LI IO	150	35,347,788	3.97%	235,652	6.398	682	84.67	0.00	16.02%	12.93%	28.25%	41.27%	0.00%	100.00%
6Mo LIBOR	1	63,134	0.01%	63,134	5.750	707	79.00	0.00	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%
6Mo LIBOR IO	23	6,020,274	0.68%	261,751	5.922	668	86.51	0.00	53.39%	21.73%	34.24%	36.58%	0.00%	100.00%
Balloon	6	733,279	0.08%	122,213	8.419	726	99.08	0.00	81.63%	41.59%	0.00%	18.37%	0.00%	0.00%
Fixed	1,548	221,419,650	24.88%	143,036	7.149	701	88.95	0.00	34.24%	14.33%	30.30%	18.68%	0.00%	0.00%
Fixed IO	13	4,279,010	0.48%	329,155	8.357	705	73.25	0.00	20.90%	2.88%	38.92%	15.92%	0.00%	100.00%

List all loan types and separate the IO loans i.e. 2/28 and 2/28 IO should have separate rows.

LIEN BUCKET														
First	5,677	889,799,838	100.00%	156,738	7.232	662	91.85	0.00	14.17%	11.69%	34.91%	10.29%	0.00%	14.23%

PREPAYMENT BUCKET

None	2,331	372,121,608	41.82%	159,640	7.112	672	89.76	0.00	17.98%	13.44%	33.78%	14.56%	0.00%	13.06%
6 Months	10	905,255	0.10%	90,525	8.149	611	99.53	0.00	0.00%	0.00%	9.44%	0.00%	0.00%	0.00%
12 Months	233	43,067,599	4.84%	184,839	7.208	665	91.12	0.00	18.25%	20.28%	36.96%	16.73%	0.00%	29.38%
24 Months	1,928	293,537,103	32.99%	152,250	7.466	641	94.82	0.00	4.90%	7.72%	34.44%	0.38%	0.00%	9.60%
36 Months	1,133	166,753,220	18.74%	147,178	7.154	673	92.60	0.00	21.19%	12.98%	37.91%	16.48%	0.00%	18.60%
60 Months	35	11,426,231	1.28%	326,464	6.418	678	75.84	0.00	12.29%	8.30%	29.19%	12.10%	0.00%	46.19%
Other	7	1,988,621	0.22%	284,089	6.325	693	83.85	0.00	10.57%	0.00%	66.26%	10.57%	0.00%	47.52%

INDEX BUCKET

Libor - 1 Year	213	34,317,018	3.86%	161,113	6.084	693	92.20	0.00	28.39%	20.63%	34.84%	26.64%	0.00%	33.10%
Treasury - 1 Year	29	7,041,881	0.79%	242,823	6.848	634	76.31	0.00	5.68%	6.22%	44.95%	10.23%	0.00%	58.27%
Libor - 6 Month	3,868	622,009,000	69.90%	160,809	7.334	646	93.15	0.00	6.21%	10.34%	36.46%	6.36%	0.00%	17.19%
Fixed Rate	1,567	226,431,939	25.45%	144,500	7.138	701	88.69	0.00	34.14%	14.20%	30.37%	18.63%	0.00%	1.89%

List all reset rates

INITIAL CAP

Fixed Rate Loan	1,567	226,431,939	25.45%	144,500	7.138	701	88.69	0.00	34.14%	14.20%	30.37%	18.63%	0.00%	1.89%
1.00%	77	11,131,120	1.25%	144,560	7.280	644	92.09	0.00	12.03%	15.67%	28.61%	22.45%	0.00%	23.95%
1.50%	10	1,544,033	0.17%	154,403	7.503	625	92.81	0.00	21.45%	15.16%	16.06%	0.00%	0.00%	0.00%
2.00%	341	56,255,579	6.32%	164,972	6.641	679	92.12	0.00	18.92%	16.91%	28.23%	13.98%	0.00%	27.72%
2.50%	2	253,330	0.03%	126,665	8.018	606	97.19	0.00	0.00%	0.00%	56.22%	0.00%	0.00%	0.00%
3.00%	3,273	506,118,525	56.88%	154,634	7.516	639	94.36	0.00	3.93%	8.77%	38.31%	0.46%	0.00%	8.68%
Other	407	88,065,312	9.90%	216,377	6.207	683	85.29	0.00	18.81%	18.15%	32.45%	41.68%	0.00%	68.32%

PERIODIC CAP

Fixed Rate Loan	1,567	226,431,939	25.45%	144,500	7.138	701	88.69	0.00	34.14%	14.20%	30.37%	18.63%	0.00%	1.89%
1.00%	3,449	534,568,166	60.08%	154,992	7.421	643	93.66	0.00	4.34%	9.10%	35.93%	3.19%	0.00%	14.41%
1.50%	210	42,923,746	4.82%	204,399	7.237	645	92.90	0.00	1.59%	17.72%	50.14%	0.00%	0.00%	0.00%
2.00%	442	82,207,687	9.24%	185,990	6.338	687	88.59	0.00	27.80%	18.52%	32.29%	39.36%	0.00%	50.71%
Other	9	3,668,300	0.41%	407,589	5.476	639	83.87	0.00	55.39%	9.70%	47.97%	0.00%	0.00%	100.00%

LIFETIME CAP

<= 9.000	1	188,750	0.02%	188,750	5.375	645	100.00	0.00	0.00%	0.00%	0.00%	100.00%	0.00%	100.00%
9.001 - 10.000	8	2,127,041	0.24%	265,880	4.901	738	81.17	0.00	7.58%	7.58%	66.02%	0.00%	0.00%	42.07%
10.001 - 11.000	96	22,410,462	2.52%	233,442	5.379	681	79.30	0.00	7.03%	9.37%	41.03%	17.02%	0.00%	56.05%
11.001 - 12.000	449	94,707,318	10.64%	210,929	5.943	682	86.03	0.00	14.23%	19.06%	38.81%	19.39%	0.00%	58.09%
12.001 - 13.000	780	146,311,747	16.44%	187,579	6.634	673	93.27	0.00	10.72%	12.48%	41.97%	15.13%	0.00%	26.49%
13.001 - 14.000	1,270	207,389,302	23.31%	163,299	7.450	643	94.34	0.00	6.09%	9.43%	37.83%	2.35%	0.00%	6.63%
14.001 - 15.000	1,100	146,448,871	16.46%	133,135	8.235	617	96.07	0.00	3.10%	6.83%	31.39%	0.00%	0.00%	0.73%
15.001 - 16.000	336	37,114,048	4.17%	110,458	9.081	602	96.88	0.00	1.88%	7.69%	22.01%	0.00%	0.00%	0.36%
16.001 - 17.000	61	5,785,083	0.65%	94,837	9.734	602	97.23	0.00	0.00%	14.04%	9.74%	0.00%	0.00%	0.00%
17.001 - 18.000	7	514,031	0.06%	73,433	10.806	589	100.00	0.00	0.00%	12.82%	0.00%	0.00%	0.00%	0.00%
18.001 +	2	371,246	0.04%	185,623	8.437	592	96.48	0.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed Rate Loan	1,567	226,431,939	25.45%	144,500	7.138	701	88.69	0.00	34.14%	14.20%	30.37%	18.63%	0.00%	1.69%

MORTGAGE RATE (WAC) BUCKET

<= 5.000	33	10,530,643	1.18%	319,110	4.737	683	77.69	0.00	17.19%	10.28%	38.00%	20.10%	0.00%	67.55%
5.001 - 5.500	115	25,637,460	2.88%	222,934	5.387	695	83.04	0.00	15.80%	16.46%	43.66%	9.71%	0.00%	48.98%
5.501 - 6.000	384	90,283,138	10.15%	235,112	5.834	695	82.81	0.00	9.47%	10.79%	39.14%	12.75%	0.00%	35.24%
6.001 - 6.500	690	131,924,703	14.83%	191,195	6.329	686	87.84	0.00	11.22%	15.35%	40.93%	24.91%	0.00%	25.75%
6.501 - 7.000	919	161,071,098	18.10%	175,268	6.818	675	91.64	0.00	12.83%	13.34%	42.51%	15.11%	0.00%	15.08%
7.001 - 7.500	801	125,688,458	14.13%	156,914	7.325	656	93.02	0.00	12.20%	10.79%	38.30%	8.98%	0.00%	9.55%
7.501 - 8.000	996	144,728,825	16.27%	145,310	7.820	645	95.90	0.00	14.92%	9.75%	31.10%	3.75%	0.00%	2.56%
8.001 - 8.500	856	103,734,927	11.66%	121,186	8.326	648	96.89	0.00	28.76%	10.67%	23.64%	1.02%	0.00%	0.58%
8.501 - 9.000	559	62,650,603	7.04%	112,076	8.779	624	97.36	0.00	17.17%	9.30%	19.27%	0.61%	0.00%	0.75%
9.001 - 9.500	185	20,450,269	2.30%	110,542	9.302	596	95.88	0.00	2.29%	6.76%	26.74%	0.43%	0.00%	0.65%
9.501 - 10.000	103	9,920,589	1.11%	96,316	9.775	592	97.31	0.00	1.11%	11.45%	16.98%	0.00%	0.00%	0.00%
10.001 - 10.500	22	2,040,390	0.23%	92,745	10.312	583	97.75	0.00	0.00%	3.95%	21.84%	0.00%	0.00%	0.00%
10.501 - 11.000	9	670,264	0.08%	74,474	10.761	575	96.09	0.00	0.00%	0.00%	28.12%	0.00%	0.00%	0.00%
11.001 - 11.500	4	321,124	0.04%	80,281	11.151	591	100.00	0.00	0.00%	20.51%	0.00%	0.00%	0.00%	0.00%
12.001 - 12.500	1	147,347	0.02%	147,347	12.500	524	57.00	0.00	0.00%	0.00%	100.00%	0.00%	0.00%	0.00%

WAC Mean: ______ Median: ______ Standard Deviation: ______

MARGIN (WAM) BUCKET

2.001 - 2.500	178	41,489,085	4.66%	237,080	6.106	681	80.94	0.00	12.92%	18.07%	31.14%	27.25%	0.00%	68.97%
2.501 - 3.000	206	39,981,601	4.49%	194,085	5.959	681	85.01	0.00	18.86%	28.50%	32.37%	44.51%	0.00%	48.78%
3.001 - 3.500	197	39,040,193	4.39%	198,174	6.350	699	90.33	0.00	30.73%	16.84%	26.75%	47.36%	0.00%	68.36%
3.501 - 4.000	30	8,449,847	0.95%	281,662	6.011	661	83.85	0.00	24.46%	18.46%	41.09%	19.14%	0.00%	80.02%
4.001 - 4.500	51	7,990,558	0.90%	156,678	6.825	685	96.22	0.00	32.84%	12.89%	38.12%	0.00%	0.00%	34.10%
4.501 - 5.000	114	18,019,251	2.03%	158,064	6.490	692	90.68	0.00	2.33%	16.14%	19.24%	0.00%	0.00%	16.40%
5.001 - 5.500	103	18,838,180	2.12%	182,895	6.677	678	90.59	0.00	14.87%	8.53%	47.38%	0.00%	0.00%	34.68%
5.501 - 6.000	179	35,254,340	3.96%	196,952	6.395	675	92.00	0.00	1.57%	7.88%	47.92%	0.00%	0.00%	18.45%
6.001 - 6.500	450	84,218,487	9.46%	187,152	6.954	664	95.63	0.00	2.84%	8.99%	44.87%	0.23%	0.00%	11.37%
6.501 - 7.000	653	115,557,157	12.99%	176,963	7.196	650	93.38	0.00	3.78%	12.54%	45.60%	0.00%	0.00%	8.24%
7.001 - 7.500	614	91,068,060	10.23%	148,319	7.717	628	95.25	0.00	4.64%	6.84%	37.23%	0.00%	0.00%	3.19%
7.501 - 8.000	657	84,505,770	9.50%	128,624	8.120	613	96.32	0.00	4.42%	4.23%	31.92%	0.00%	0.00%	0.11%
8.001 - 8.500	365	44,277,154	4.98%	121,307	8.603	600	96.29	0.00	1.55%	7.34%	21.56%	0.00%	0.00%	0.00%
8.501 - 9.000	182	20,956,120	2.36%	115,144	8.956	598	97.04	0.00	0.00%	4.27%	31.31%	0.00%	0.00%	0.00%
9.001 - 9.500	72	7,842,322	0.88%	108,921	9.307	591	97.85	0.00	0.00%	11.56%	18.48%	0.00%	0.00%	0.00%
9.501 - 10.000	42	4,071,666	0.46%	96,944	9.788	591	98.58	0.00	0.00%	9.52%	12.82%	0.00%	0.00%	0.00%
10.001 - 10.500	18	1,562,237	0.18%	86,791	10.184	586	97.06	0.00	0.00%	0.00%	33.28%	0.00%	0.00%	0.00%
10.501 - 11.000	2	245,973	0.03%	122,986	9.108	597	97.40	0.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed Rate Loan	1,567	226,431,939	25.45%	144,500	7.138	701	88.69	0.00	34.14%	14.20%	30.37%	18.63%	0.00%	1.89%

WAC Mean: ______ Median: ______ Standard Deviation: ______

MORTGAGE INSURANCE (MI)

<80 with MI	1	399,292	0.04%	399,292	6.625	714	77.00	0.00	0.00%	100.00%	100.00%	100.00%	0.00%	0.00%
>80 without MI	4,147	599,909,131	67.42%	144,661	7.639	651	96.94	0.00	10.36%	9.19%	33.30%	0.00%	0.00%	5.62%
>=80 with MI	561	91,178,398	10.25%	162,528	6.561	697	92.19	0.00	30.34%	20.66%	27.73%	100.00%	0.00%	34.41%
Not Covered by MI	968	198,313,017	22.29%	204,869	6.311	677	76.32	0.00	18.28%	14.95%	42.97%	0.00%	0.00%	31.04%

Loan-to-Value (LTV)

	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.02%	0.00%
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.35%	0.09%	0.02%	0.00%
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.07%	0.38%	0.40%	0.13%	0.00%
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.12%	0.93%	0.59%	0.12%	0.00%
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.36%	0.95%	0.98%	0.37%	0.00%
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.35%	0.62%	0.57%	0.29%	0.00%
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.23%	0.33%	0.38%	0.21%	0.00%
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.19%	0.41%	0.45%	0.19%	0.00%
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.04%	0.04%	0.02%	0.00%

Master Servicer:
Backup Servicer:

Primary Servicer (s):	%	Name
	98.67%	Homecomings
2	1.33%	Other
3		
4		
5		
6		
7		
8		
9		
10		

Originator (s):	%	Name
2		
3		
4		
5		
6		
7		
8		
9		
10		

If there are more then 10 Servicers or Originator please list them ALL:

Significant Loan Breakdown

NA	3,211,043	0.36%		1,079,531	0.12%			0.00%			0.00%		143,526	0.02%
=<500	350,130	0.04%		295,199	0.03%			0.00%			0.00%		-	0.00%
>500 =<520	913,313	0.10%		230,205	0.03%			0.00%			0.00%		-	0.00%
>520 =<540	2,329,275	0.26%		1,365,843	0.15%			0.00%			0.00%		119,868	0.01%
>540 =<560	8,045,186	0.90%		6,723,102	0.76%			0.00%			0.00%		432,248	0.05%
>560 =<580	33,111,047	3.72%		30,403,673	3.42%			0.00%			0.00%		1,286,208	0.14%
>580 =<600	63,268,756	7.11%		59,543,227	6.69%			0.00%			0.00%		4,891,768	0.55%
>600 =<620	111,124,620	12.49%		103,828,104	11.67%			0.00%			0.00%		6,222,000	0.70%
>620 =<640	120,583,285	13.55%		104,218,453	11.71%			0.00%			0.00%		9,374,611	1.05%
>640 =<660	115,280,720	12.96%		79,331,162	8.92%			0.00%			0.00%		12,063,627	1.36%
>660 =<680	118,035,127	13.27%		77,874,949	8.75%			0.00%			0.00%		15,201,307	1.71%
>680 =<700	104,549,052	11.75%		68,938,213	7.75%			0.00%			0.00%		14,597,298	1.64%
>700 =<750	145,213,984	16.32%		107,985,846	12.14%			0.00%			0.00%		28,893,680	3.25%
=>750	63,786,300	7.17%		49,270,020	5.54%			0.00%			0.00%		10,780,828	1.21%
			Flow →			Flow →			Flow →			Flow →		

Buckets should flow from one Signifier to the next Signifier see diagram below for flow chart:



Aggregate Collateral
LTV Significant Loans
Doc Significant Loans
DTI Significant Loans
Property Significant Loans

** Cells in red font are calculations and should be left alone.*

(i) Loans with LTV >80 should be placed in each corresponding bucket
(ii) Significant Documentation should consist of No doc, No Ratio and NINA loans.
(iii) Property Significant loans will consist of everything that is not Single Family and (PUD).
(iv) DTI Significant loans should consist of loans with a DTI >40

RAMP Series 2005-RS1 Trust - Price/Yield - M1_2

AIG Stress Runs

Balance	$6,250,000.00	Delay	24
Coupon	5.89	Dated	01/01/2005
Settle	01/28/2005	First Payment	02/25/2005

Price	1	2	3	4	5	6	7	8	9	10
WAL	14.36	15.10	15.62	14.60	15.48	15.97	15.32	15.91	16.32	21.02
Mod Durn 30360	9.34	9.64	9.84	9.52	9.79	9.98	9.72	9.95	10.10	11.67
Principal Writedown	0.20%	0.23%	0.32%	0.06%	0.10%	0.23%	0.09%	0.09%	0.12%	0.20%
Total Collat Group Loss (Collat Maturity)	12.35%	12.91%	13.30%	11.34%	11.82%	12.17%	8.78%	8.98%	9.12%	18.94%
Total Collat Loss (Collat Maturity)	9.59%	9.86%	10.06%	8.74%	8.99%	9.16%	6.64%	6.71%	6.76%	15.82%
Shock(bps)										
LIBOR	Flat	Flat	Flat	Fwd	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd + 200	Flat
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	50 PricingSpeed
Default	9.18 CDR	7.271 CDR	6.018 CDR	8.201 CDR	6.515 CDR	5.403 CDR	5.942 CDR	4.677 CDR	3.856 CDR	9.881 CDR
Loss Severity	40%	50%	60%	40%	50%	60%	40%	50%	60%	40%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

Price	11
WAL	22.40
Mod Durn 30360	12.08
Principal Writedown	0.25%
Total Collat Group Loss (Collat Maturity)	20.57%
Total Collat Loss (Collat Maturity)	16.91%
Shock(bps)	
LIBOR	Flat
Prepay	50 PricingSpeed
Default	7.868 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	12
Triggers	FAIL
Optional Redemption	Call (N,N)

12	13	14	15	16	17	18
23.36	21.93	23.14	23.99	23.65	24.54	25.14
12.31	11.92	12.26	12.48	12.39	12.62	12.76
0.49%	0.76%	0.17%	0.29%	0.21%	0.15%	0.26%
21.80%	17.86%	19.32%	20.42%	14.80%	15.90%	16.73%
17.71%	14.86%	15.64%	18.56%	12.11%	12.86%	13.42%
Flat	Fwd	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd + 200
50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed
6.533 CDR	8.959 CDR	7.15 CDR	5.949 CDR	6.708 CDR	5.416 CDR	4.643 CDR
60%	40%	50%	60%	40%	50%	60%
100%	100%	100%	100%	100%	100%	100%
12	12	12	12	12	12	12
FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

RAMP Series 2005-RS1 Trust - Price/Yield - M2_1

AIG Stress Runs

Balance	$68,875,000.00	Delay	0
		Dated	01/28/2005
Settle	01/28/2005	First Payment	02/25/2005

Price	*1*	*2*	*3*	*4*	*5*	*6*	*7*
WAL	5.13	5.57	5.88	5.30	5.73	6.03	5.79
Mod Durn 30360	4.65	5.02	5.27	4.61	4.92	5.14	4.66
Principal Writedown	0.06%	0.07%	0.04%	0.03%	0.02%	0.01%	0.07%
Total Collat Group Loss (Collat Maturity)	18.44%	19.04%	19.46%	17.35%	17.86%	18.21%	14.41%
Total Collat Loss (Collat Maturity)	19.62%	20.53%	21.18%	18.54%	19.33%	19.89%	15.58%
LIBOR	Flat	Flat	Flat	Fwd	Fwd	Fwd	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	24.32 CDR	18.63 CDR	15.09 CDR	22.28 CDR	17.09 CDR	13.86 CDR	17.27 CDR
Loss Severity	40%	50%	60%	40%	50%	60%	40%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12
Delinq (1)	100%	100%	100%	100%	100%	100%	100%
Delinq (2)	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

Price	*8*
WAL	6.16
Mod Durn 30360	4.89
Principal Writedown	0.07%
Total Collat Group Loss (Collat Maturity)	14.76%
Total Collat Loss (Collat Maturity)	16.15%
LIBOR	Fwd + 200
Prepay	100 PricingSpeed
Default	13.38 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	12
Delinq (1)	100%
Delinq (2)	100%
Optional Redemption	Call (N,N)

9	10	11	12	13	14	Price	15	16	17	18
6.41	8.05	9.17	10.00	8.56	9.67	WAL	10.51	9.71	10.72	11.46
5.05	6.97	7.80	8.40	6.85	7.52	Mod Dum 30360	7.99	6.85	7.31	7.63
0.03%	0.04%	0.12%	0.03%	0.05%	0.08%	Principal Writedown	0.17%	0.03%	0.09%	0.09%
15.01%	23.38%	25.19%	26.54%	22.16%	23.76%	Total Collat Group Loss (Collat Maturity)	24.97%	19.26%	20.54%	21.49%
16.55%	24.40%	26.55%	28.20%	23.20%	25.13%	Total Collat Loss (Collat Maturity)	26.61%	20.34%	21.88%	23.04%
Fwd + 200	Flat	Flat	Flat	Fwd	Fwd	LIBOR	Fwd	Fwd + 200	Fwd + 200	Fwd + 200
100 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed
10.92 CDR	21.11 CDR	16.09 CDR	12.99 CDR	18.99 CDR	14.52 CDR	Default	11.76 CDR	14.8 CDR	11.49 CDR	9.39 CDR
60%	40%	50%	60%	40%	50%	Loss Severity	60%	40%	50%	60%
100%	100%	100%	100%	100%	100%	Servicer Advances	100%	100%	100%	100%
12	12	12	12	12	12	Liquidation Lag	12	12	12	12
100%	100%	100%	100%	100%	100%	Delinq (1)	100%	100%	100%	100%
100%	100%	100%	100%	100%	100%	Delinq (2)	100%	100%	100%	100%
Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

RAMP Series 2005-RS1 Trust - Price/Yield - M2_2

AIG Stress Runs

Balance	$39,875,000.00	Delay	0
		Dated	01/28/2005
Settle	01/28/2005	First Payment	02/25/2005

Price	1	2	3	4	5	6	7
WAL	6.78	7.18	7.46	7.01	7.39	7.64	7.61
Mod Durn 30360	5.90	6.20	6.41	5.75	5.99	6.16	5.67
Principal Writedown	0.04%	0.09%	0.21%	0.10%	0.19%	0.04%	0.09%
Total Collat Group Loss (Collat Maturity)	13.66%	14.09%	14.40%	12.50%	12.85%	13.09%	9.43%
Total Collat Loss (Collat Maturity)	14.82%	15.46%	15.92%	13.63%	14.16%	14.53%	10.43%
LIBOR	Flat	Flat	Flat	Fwd	Fwd	Fwd	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	16.13 CDR	12.65 CDR	10.41 CDR	14.37 CDR	11.29 CDR	9.29 CDR	10.17 CDR
Loss Severity	40%	50%	60%	40%	50%	60%	40%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12
Delinq (1)	100%	100%	100%	100%	100%	100%	100%
Delinq (2)	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

Price	8
WAL	7.91
Mod Durn 30360	5.83
Principal Writedown	0.15%
Total Collat Group Loss (Collat Maturity)	9.66%
Total Collat Loss (Collat Maturity)	10.77%
LIBOR	Fwd + 200
Prepay	100 PricingSpeed
Default	8.06 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	12
Delinq (1)	100%
Delinq (2)	100%
Optional Redemption	Call (N,N)

9	10	11	12	13	14	Price	15	16	17	18
8.11	10.92	12.02	12.84	11.61	12.68	WAL	13.47	13.01	13.91	14.58
5.94	8.85	9.56	10.07	8.41	8.93	Mod Durn 30360	9.30	8.08	8.40	8.62
0.23%	0.10%	0.16%	0.22%	0.13%	0.16%	Principal Writedown	0.26%	0.16%	0.03%	0.09%
9.83%	19.65%	21.13%	22.25%	18.31%	19.61%	Total Collat Group Loss (Collat Maturity)	20.59%	15.24%	16.22%	16.95%
11.02%	20.74%	22.51%	23.86%	19.40%	20.95%	Total Collat Loss (Collat Maturity)	22.13%	16.30%	17.47%	18.35%
Fwd + 200	Flat	Flat	Flat	Fwd	Fwd	LIBOR	Fwd	Fwd + 200	Fwd + 200	Fwd + 200
100 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed
6.68 CDR	15.41 CDR	12.1 CDR	9.96 CDR	13.65 CDR	10.75 CDR	Default	8.87 CDR	10.27 CDR	8.18 CDR	6.8 CDR
60%	40%	50%	60%	40%	50%	Loss Severity	60%	40%	50%	60%
100%	100%	100%	100%	100%	100%	Servicer Advances	100%	100%	100%	100%
12	12	12	12	12	12	Liquidation Lag	12	12	12	12
100%	100%	100%	100%	100%	100%	Delinq (1)	100%	100%	100%	100%
100%	100%	100%	100%	100%	100%	Delinq (2)	100%	100%	100%	100%
Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

RAMP Series 2005-RS1 Trust - Price/Yield - M2_3

AIG Stress Runs

Balance	$10,875,000.00	Delay	0
		Dated	01/28/2005
Settle	01/28/2005	First Payment	02/25/2005

Price	1	2	3	4	5	6	7	8
WAL	9.21	9.70	10.02	9.54	10.00	10.29	10.32	10.66
Mod Durn 30360	7.59	7.92	8.15	7.23	7.48	7.64	6.95	7.09
Principal Writedown	0.40%	0.41%	0.07%	0.44%	0.50%	0.15%	0.18%	0.24%
Total Collat Group Loss (Collat Maturity)	12.31%	12.69%	12.95%	11.12%	11.43%	11.64%	8.03%	8.22%
Total Collat Loss (Collat Maturity)	13.43%	13.99%	14.38%	12.20%	12.66%	12.97%	8.94%	9.22%
LIBOR	Flat	Flat	Flat	Fwd	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	14.11 CDR	11.13 CDR	9.18 CDR	12.42 CDR	9.81 CDR	8.1 CDR	8.42 CDR	6.71 CDR
Loss Severity	40%	50%	60%	40%	50%	60%	40%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Delinq (1)	100%	100%	100%	100%	100%	100%	100%	100%
Delinq (2)	100%	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

9	10	11	12	13	14	Price	15	16	17	18
10.91	14.90	16.24	17.19	15.84	17.07	WAL	18.06	17.69	18.74	19.47
7.19	11.12	11.84	12.35	10.15	10.61	Mod Durn 30360	10.94	9.38	9.63	9.80
0.52%	0.49%	0.51%	0.39%	0.49%	0.03%	Principal Writedown	0.72%	0.15%	0.09%	0.00%
8.36%	18.55%	19.92%	20.96%	17.17%	18.37%	Total Collat Group Loss (Collat Maturity)	19.27%	13.90%	14.72%	15.32%
9.42%	19.65%	21.29%	22.54%	18.26%	19.69%	Total Collat Loss (Collat Maturity)	20.78%	14.93%	15.91%	16.64%
Fwd + 200	Flat	Flat	Flat	Fwd	Fwd	LIBOR	Fwd	Fwd + 200	Fwd + 200	Fwd + 200
100 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed
5.58 CDR	14.01 CDR	11.07 CDR	9.15 CDR	12.33 CDR	9.77 CDR	Default	8.1 CDR	9 CDR	7.18 CDR	5.97 CDR
60%	40%	50%	60%	40%	50%	Loss Severity	60%	40%	50%	60%
100%	100%	100%	100%	100%	100%	Servicer Advances	100%	100%	100%	100%
12	12	12	12	12	12	Liquidation Lag	12	12	12	12
100%	100%	100%	100%	100%	100%	Delinq (1)	100%	100%	100%	100%
100%	100%	100%	100%	100%	100%	Delinq (2)	100%	100%	100%	100%
Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

RAMP Series 2005-RS1 Trust - Price/Yield - Allstate Stress Runs, Classes MI1, MI2, MII1, MII2, MII3 Triggers Pass

Balance	$9,375,000.00	Delay	24		349
		Dated	01/01/2005		1
Settle	01/28/2005	First Payment	02/25/2005		

Price	Class MI-1 Breakevens		Class MI-2 Breakevens		Class MII-1 Breakevens		Class MII-2 Breakevens		Class MII-3 Breakevens	
WAL	13.19	13.48	15.63	15.66	5.05	5.26	6.84	7.08	9.50	9.80
Mod Durn 30360	9.09	9.23	9.84	9.85	4.42	4.44	5.63	5.58	7.21	7.03
Principal Writedown	0.05%	0.05%	0.08%	0.08%	0.01%	0.01%	0.01%	0.01%	0.05%	0.05%
Total Collat Group Loss (Collat Maturity)	13.29%	12.48%	11.32%	11.30%	17.64%	16.46%	12.51%	11.47%	11.05%	10.08%
Total Collat Loss (Collat Maturity)	9.50%	6.89%	8.01%	7.99%	19.57%	18.36%	14.21%	13.09%	12.64%	11.58%
LIBOR_1MO	Fwd	Fwd + 100	Fwd	Fwd + 100	Fwd	Fwd + 100	Fwd	Fwd + 100	Fwd	Fwd + 100
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	326.936 *allstate_def	301.081 *allstate_def	265.858 *allstate_def	265.146 *allstate_def	801.061 *allstate_def	811.256 *allstate_def	553.331 *allstate_def	493.786 *allstate_def	471.347 *allstate_def	419.807 *allstate_def
Loss Severity	50%	50%	50%	50%	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12	12	12
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)
Triggers	PASS	PASS	PASS	PASS	PASS	PASS	PASS	PASS	PASS	PASS

RAMP Series 2005-RS1 Trust - Price/Yield - Allstate Stress Runs, Classes MI1, MI2, MII1, MII2, MII3

Balance	$9,375,000.00	Delay	24
		Dated	01/01/2005
Settle	01/28/2005	First Payment	02/25/2005

	Class MI-1 Breakevens		Class MI-2 Breakevens		Class MII-1 Breakevens		Class MII-2 Breakevens		Class MII-3 Breakevens	
Price	1	2	3	4	5	6	7	8	9	10
WAL	14.10	14.27	15.45	15.64	5.05	5.26	6.84	7.08	9.5	9.6
Mod Durn 30360	9.53	9.60	9.77	9.85	4.42	4.44	5.63	5.58	7.21	7.03
Principal Writedown	0.05%	0.05%	0.08%	0.08%	0.01%	0.01%	0.01%	0.01%	0.05%	0.05%
Total Collat Group Loss (Collat Maturity)	12.64%	11.94%	11.84%	11.34%	17.64%	16.46%	12.51%	11.47%	11.05%	10.08%
Total Collat Loss (Collat Maturity)	9.01%	8.48%	8.40%	8.03%	19.57%	18.36%	14.21%	13.09%	12.64%	11.58%
LIBORs	Fwd	Fwd + 100	Fwd	Fwd + 100	Fwd	Fwd + 100	Fwd	Fwd + 100	Fwd	Fwd + 100
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	306.148 *allstate_def	284.47 *allstate_def	281.241 *allstate_def	266.426 *allstate_def	901.061 *allstate_def	811.256 *allstate_def	553.331 *allstate_def	493.786 *allstate_def	471.347 *allstate_def	419.807 *allstate_def
Loss Severity	50%	50%	50%	50%	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

base vector 0-4 cdr over 36 months, then 4 CDR for eternity.
Use 50% severity, and show the cum loss which accompanies each Run. Run this for FWD Libor and FWD Libor +100, and run for the following tranches:

RAMP Series 2005-RS1 Trust - Price/Yield - Class MI-2, Atlantic Asset Management Standard Stress Runs

Balance	$6,250,000.00	Delay	24	Fwd LIBOR + 200 over 24 months
		Dated	01/01/2005	
Settle	01/28/2005	First Payment	02/25/2005	

Price = 100	3 CDR	4 CDR	5 CDR	6 CDR	7 CDR	8 CDR	9 CDR
14 CPR							
Yield	5.976	5.976	5.974	6.035	-23.179	-43.260	-56.888
WAL for Princ Pmts	13.93	13.35	12.81	15.09	0.00	0.00	0.00
Principal Writedown	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	100.00%
Total Collat Group Loss (Collat Maturity)	7.65%	9.77%	11.71%	13.50%	15.15%	16.67%	18.09%
Total Collat Loss (Collat Maturity)	7.93%	10.10%	12.08%	13.90%	15.57%	17.11%	18.53%
16 CPR							
Yield	5.976	5.976	5.974	6.071	-26.122	-42.412	-56.298
WAL for Princ Pmts	12.59	12.10	11.65	15.84	0.00	0.00	0.00
Principal Writedown	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	100.00%
Total Collat Group Loss (Collat Maturity)	6.89%	8.83%	10.63%	12.30%	13.85%	15.29%	16.64%
Total Collat Loss (Collat Maturity)	7.10%	9.09%	10.92%	12.61%	14.18%	15.64%	17.00%
18 CPR							
Yield	6.030	5.975	5.972	6.080	-24.346	-41.441	-55.657
WAL for Princ Pmts	13.60	11.03	10.65	14.87	0.00	0.00	0.00
Principal Writedown	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	100.00%
Total Collat Group Loss (Collat Maturity)	6.24%	8.03%	9.70%	11.26%	12.72%	14.09%	15.37%
Total Collat Loss (Collat Maturity)	6.41%	8.24%	9.94%	11.52%	12.99%	14.38%	15.67%
20 CPR							
Yield	5.958	5.972	5.971	6.094	-21.786	-40.252	-54.924
WAL for Princ Pmts	9.40	10.10	9.79	14.44	0.00	0.00	0.00
Principal Writedown	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	100.00%
Total Collat Group Loss (Collat Maturity)	5.69%	7.35%	8.90%	10.36%	11.74%	13.04%	14.26%
Total Collat Loss (Collat Maturity)	5.83%	7.51%	9.09%	10.57%	11.96%	13.27%	14.51%
22 CPR							
Yield	5.917	5.970	5.970	6.102	-17.491	-38.683	-54.091
WAL for Princ Pmts	7.68	9.29	9.03	13.79	0.00	0.00	0.00
Principal Writedown	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	100.00%
Total Collat Group Loss (Collat Maturity)	5.22%	6.76%	8.21%	9.58%	10.88%	12.11%	13.28%
Total Collat Loss (Collat Maturity)	5.33%	6.89%	8.36%	9.75%	11.06%	12.30%	13.48%
24 CPR							
Yield	5.912	5.967	5.969	6.112	-5.551	-36.546	-53.070
WAL for Princ Pmts	7.06	8.59	8.36	13.15	18.37	0.00	0.00
Principal Writedown	0.00%	0.00%	0.00%	0.00%	89.69%	100.00%	100.00%
Total Collat Group Loss (Collat Maturity)	4.81%	6.24%	7.60%	8.89%	10.12%	11.28%	12.40%
Total Collat Loss (Collat Maturity)	4.90%	6.35%	7.73%	9.03%	10.27%	11.45%	12.57%
26 CPR							
Yield	5.908	6.061	5.967	5.833	-2.918	-33.635	-51.772
WAL for Princ Pmts	6.52	10.46	7.77	12.62	15.39	0.00	0.00
Principal Writedown	0.00%	0.00%	0.00%	6.25%	77.35%	100.00%	100.00%
Total Collat Group Loss (Collat Maturity)	4.45%	5.79%	7.06%	8.28%	9.44%	10.55%	11.61%
Total Collat Loss (Collat Maturity)	4.52%	5.88%	7.17%	8.39%	9.57%	10.68%	11.75%

Default	3 CDR	4 CDR	5 CDR	6 CDR	7 CDR	8 CDR	9 CDR
Loss Severity	50%	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

Yield Curve Mat	1MO	3MO	6MO	2YR	5YR	10YR	30YR
Yld	2.400	2.564	2.781	3.480	4.062	4.652	5.234

RAMP Series 2005-RS1 Trust - Price/Yield - MII-2 Atlantic Asset Management

Balance	$39,875,000.00	Delay	0	Fwd LIBOR + 200 over 24 months
		Dated	01/28/2005	
Settle	01/28/2005	First Payment	02/25/2005	

Price = 100	3 CDR	4 CDR	5 CDR	6 CDR	7 CDR	8 CDR	9 CDR
14% CPR							
Yield	7.133	7.203	7.261	7.352	7.434	7.488	7.589
WAL for Princ Pmts	8.86	9.45	9.81	11.47	12.28	12.83	14.29
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Collat Group Loss (Collat Maturity)	8.02%	10.21%	12.21%	14.04%	15.71%	17.26%	18.68%
Total Collat Loss (Collat Maturity)	7.93%	10.10%	12.08%	13.90%	15.57%	17.11%	18.53%
16% CPR							
Yield	7.043	7.052	7.141	7.303	7.364	7.426	7.534
WAL for Princ Pmts	7.91	8.02	8.46	10.69	11.21	11.78	13.08
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Collat Group Loss (Collat Maturity)	7.18%	9.18%	11.02%	12.72%	14.30%	15.76%	17.12%
Total Collat Loss (Collat Maturity)	7.10%	9.09%	10.92%	12.61%	14.18%	15.64%	17.00%
18 CPR							
Yield	6.956	6.925	7.011	7.103	7.297	7.365	7.472
WAL for Princ Pmts	7.12	6.88	7.37	8.21	10.30	10.87	12.00
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Collat Group Loss (Collat Maturity)	6.47%	8.31%	10.02%	11.61%	13.09%	14.47%	15.77%
Total Collat Loss (Collat Maturity)	6.41%	8.24%	9.94%	11.52%	12.99%	14.38%	15.67%
20 CPR							
Yield	6.871	6.841	6.872	6.982	7.230	7.304	7.411
WAL for Princ Pmts	6.47	6.27	6.44	7.13	9.51	10.06	11.04
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Collat Group Loss (Collat Maturity)	5.87%	7.57%	9.16%	10.64%	12.04%	13.35%	14.59%
Total Collat Loss (Collat Maturity)	5.83%	7.51%	9.09%	10.57%	11.96%	13.27%	14.51%
22 CPR							
Yield	6.791	6.763	6.738	6.858	7.165	7.242	7.344
WAL for Princ Pmts	5.94	5.77	5.63	6.29	8.83	9.34	10.18
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Collat Group Loss (Collat Maturity)	5.37%	6.94%	8.42%	9.81%	11.13%	12.37%	13.55%
Total Collat Loss (Collat Maturity)	5.33%	6.89%	8.36%	9.75%	11.06%	12.30%	13.48%
24 CPR							
Yield	6.716	6.691	6.666	6.726	7.239	7.160	7.279
WAL for Princ Pmts	5.51	5.37	5.24	5.61	9.17	8.69	9.42
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Collat Group Loss (Collat Maturity)	4.93%	6.39%	7.77%	9.08%	10.32%	11.50%	12.63%
Total Collat Loss (Collat Maturity)	4.90%	6.35%	7.73%	9.03%	10.27%	11.45%	12.57%
26 CPR							
Yield	6.650	6.625	6.602	6.627	6.864	7.116	7.211
WAL for Princ Pmts	5.16	5.04	4.92	5.12	6.50	8.11	8.73

Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Collat Group Loss (Collat Maturity)	4.55%	5.91%	7.20%	8.44%	9.61%	10.73%	11.80%
Total Collat Loss (Collat Maturity)	4.52%	5.88%	7.17%	8.39%	9.57%	10.68%	11.75%
Default	3 CDR	4 CDR	5 CDR	6 CDR	7 CDR	8 CDR	9 CDR
Loss Severity	50%	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

RAMP Series 2005-RS1 Trust - Price/Yield - M2_2 Declaration Stress Runs

Balance	$39,875,000.00	Delay	0	Index	LIBOR_1MO | 0	WAC(2)	7.263957519	WAM(2)	359
		Dated	01/28/2005	Mult / Margin	1 / 0.95	NET(2)	6.82447	WALA(2)	1
Settle	01/28/2005	First Payment	02/25/2005	Cap / Floor	14.0 / 0				

Price	1	2	3	4	5	6	7	8
WAL	7.21	7.77	7.52	8.00	10.23	11.23	10.87	11.76
Mod Durn 30360	5.88	5.78	6.08	5.89	7.69	7.40	8.04	7.81
Principal Writedown	0.02%	0.02%	0.03%	0.01%	0.02%	0.02%	0.03%	0.02%
Total Collat Group Loss (Collat Maturity)	12.68%	9.55%	12.98%	9.74%	16.42%	13.16%	17.15%	13.69%
Total Collat Loss (Collat Maturity)	13.91%	10.81%	14.35%	10.90%	17.69%	14.32%	18.62%	15.00%
LIBOR	Fwd	Fwd + 200	Fwd	Fwd + 200	Fwd	Fwd + 200	Fwd	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed
Default	12.637 CDR	8.988 CDR	10.189 CDR	7.297 CDR	12.154 CDR	9.001 CDR	9.81 CDR	7.332 CDR
Loss Severity	45%	45%	55%	55%	45%	45%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

RAMP Series 2005-RS1 Trust - Price/Yield - A2_3

Balance	$93,156,000.00	Delay	0		359
		Dated	01/28/2005		1
Settle	01/28/2005	First Payment	02/25/2005		

Price	1	2	3	4	5	6	7	8	9	10	11	Price	12	13
WAL	3.17	2.80	2.53	3.11	2.76	2.51	3.41	2.97	2.66	4.43	3.69	WAL	3.16	4.35
Mod Durn 30360	2.91	2.59	2.36	2.86	2.58	2.34	3.05	2.70	2.43	3.94	3.34	Mod Durn 30360	2.90	3.90
Principal Writedown	0.01%	0.01%	0.01%	0.02%	0.01%	0.02%	0.02%	0.01%	0.01%	0.03%	0.03%	Principal Writedown	0.04%	0.01%
l Collat Group Loss (Collat Maturity)	24.87%	24.35%	24.00%	25.10%	24.56%	24.18%	24.06%	23.45%	23.04%	26.70%	25.56%	l Collat Group Loss (Collat Maturity)	24.62%	27.08%
Total Collat Loss (Collat Maturity)	25.22%	24.73%	24.39%	25.43%	24.92%	24.55%	24.47%	23.89%	23.50%	27.59%	26.50%	Total Collat Loss (Collat Maturity)	25.77%	27.96%
LIBORs	Fwd	Fwd	Fwd	Flat + 100	Flat + 100	Flat + 100	Flat + 200	Flat + 200	Flat + 200	Fwd	Fwd	LIBORs	Fwd	Flat + 100
Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	Prepay	125 PricingSpeed	75 PricingSpeed
Default	60.89 CDR	65.55 CDR	69.83 CDR	62.4 CDR	66.79 CDR	70.65 CDR	55.77 CDR	60.35 CDR	64.47 CDR	38.83 CDR	40.87 CDR	Default	44.69 CDR	37.93 CDR
Loss Severity	30%	30%	30%	30%	30%	30%	30%	30%	30%	40%	40%	Loss Severity	40%	40%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	Servicer Advances	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12	12	12	12	Liquidation Lag	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	Triggers	FAIL	FAIL
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Optional Redemption	Call (N,N)	Call (N,N)

14	15	16	17	18	19	20	21	22	Price	23	24	25	26	27
3.64	3.14	4.63	3.83	3.26	5.25	4.22	3.53	5.16	WAL	4.18	3.51	5.42	4.36	3.61
3.32	2.89	4.01	3.39	2.93	4.57	3.78	3.20	4.55	Mod Durn 30360	3.77	3.20	4.60	3.80	3.22
0.02%	0.02%	0.03%	0.03%	0.01%	0.07%	0.01%	0.04%	0.02%	Principal Writedown	0.02%	0.05%	0.05%	0.04%	0.02%
25.89%	25.09%	25.81%	24.57%	23.76%	27.93%	26.32%	25.29%	28.43%	Group Loss (Collat Maturity)	26.73%	25.62%	27.02%	25.30%	24.20%
26.61%	28.04%	28.75%	25.56%	24.76%	29.29%	27.73%	28.70%	29.77%	Collat Loss (Collat Maturity)	28.12%	27.03%	28.40%	26.73%	25.64%
Flat + 100	Flat + 100	Flat + 200	Flat + 200	Flat + 200	Fwd	Fwd	Fwd	Flat + 100	LIBORs	Flat + 100	Flat + 100	Flat + 200	Flat + 200	Flat + 200
100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	Prepay	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
41.81 CDR	45.49 CDR	34.43 CDR	38.15 CDR	41.73 CDR	28.42 CDR	29.67 CDR	32.85 CDR	27.25 CDR	Default	30.4 CDR	33.48 CDR	24.96 CDR	27.92 CDR	30.86 CDR
40%	40%	40%	40%	40%	50%	50%	50%	50%	Loss Severity	50%	50%	50%	50%	50%
100%	100%	100%	100%	100%	100%	100%	100%	100%	Servicer Advances	100%	100%	100%	100%	100%
12	12	12	12	12	12	12	12	12	Liquidation Lag	12	12	12	12	12
FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

RAMP Series 2005-RS1 Trust - Price/Yield - Class AII-1

Balance	$311,934,000.00	Delay	0
		Dated	01/28/2005
Settle	01/28/2005	First Payment	02/25/2005

Price	*5 CPR*	*10 CPR*	*15 CPR*	*20 CPR*	*25 CPR*	*30 CPR*
	Yield	Yield	Yield	Yield	Yield	Yield
100.000000	2.614	2.614	2.614	2.614	2.614	2.614
WAL	3.75	2.00	1.35	1.01	0.80	0.66
Principal Window	1 - 102	1 - 55	1 - 37	1 - 27	1 - 21	1 - 17
LIBOR_1MO	2.48	2.48	2.48	2.48	2.48	2.48
LIBOR_6MO	2.89	2.89	2.89	2.89	2.89	2.89
LIBOR_1YR	3.22	3.22	3.22	3.22	3.22	3.22
CMT_1YR	2.84	2.84	2.84	2.84	2.84	2.84
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

RAMP Series 2005-RS1 Trust - Price/Yield - M2_1
Rabo Stress Runs

Balance	$68,875,000.00	Delay	0
		Dated	01/28/2005
Settle	01/28/2005	First Payment	02/25/2005

Price	1	2	3	4	5	6	Price	7
WAL	7.50	6.07	4.63	9.36	7.31	5.36	WAL	8.16
Mod Durn 30360	6.16	5.16	4.08	7.33	6.02	4.64	Mod Durn 30360	6.20
Principal Writedown	0.04%	0.05%	0.02%	0.03%	0.11%	0.11%	Principal Writedown	0.03%
Total Collat Group Loss (Collat Maturity)	20.20%	18.13%	16.26%	22.63%	19.58%	16.86%	otal Collat Group Loss (Collat Maturity)	18.38%
Total Collat Loss (Collat Maturity)	20.73%	18.72%	16.90%	23.39%	20.40%	17.84%	Total Collat Loss (Collat Maturity)	18.90%
LIBOR	Fwd	Fwd	Fwd	Fwd	Fwd	Fwd	LIBOR	Flat for 12 then 400
Prepay (1)	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	Prepay (1)	75 *RABBO_FRM_PREPAY_new
Prepay (2)	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	Prepay (2)	75 *RABBO_ARM_PREPAY_new
Default	20.02 CDR	21.59 CDR	24 CDR	11.28 CDR	12.2 CDR	13.66 CDR	Default	17.09 CDR
Loss Severity	40%	40%	40%	65%	65%	65%	Loss Severity	40%
Servicer Advances	100%	100%	100%	100%	100%	100%	Servicer Advances	100%
Liquidation Lag	12	12	12	12	12	12	Liquidation Lag	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	Triggers	FAIL
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Optional Redemption	Call (N,N)

8	9	10	11	12
6.50	4.88	9.92	7.68	5.55
5.22	4.13	7.13	5.92	4.60
0.05%	0.06%	0.12%	0.13%	0.05%
18.37%	14.74%	20.52%	17.58%	15.28%
18.85%	15.36%	21.24%	18.36%	18.10%
Flat for 12 then 400	Flat for 12 then 400	Flat for 12 then 400	Flat for 12 then 400	Flat for 12 then 400
100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
18.55 CDR	21.05 CDR	9.83 CDR	10.62 CDR	12.05 CDR
40%	40%	65%	65%	65%
100%	100%	100%	100%	100%
12	12	12	12	12
FAIL	FAIL	FAIL	100%	100%
Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

RAMP Series 2005-RS1 Trust - Price/Yield - M2_2
Rabo Stress Runs

Balance	$39,875,000.00	Delay	0
		Dated	01/28/2005
Settle	01/28/2005	First Payment	02/25/2005

Price	1	2	3	4	5	6
WAL	10.30	8.28	6.26	12.07	9.43	6.90
Mod Durn 30360	7.72	6.56	5.23	8.63	7.23	5.68
Principal Writedown	0.16%	0.03%	0.06%	0.25%	0.18%	0.16%
Total Collat Group Loss (Collat Maturity)	18.04%	13.51%	11.22%	17.95%	14.58%	11.70%
Total Collat Loss (Collat Maturity)	18.54%	14.05%	11.78%	18.62%	15.27%	12.38%
LIBOR	Fwd	Fwd	Fwd	Fwd	Fwd	Fwd
Prepay (1)	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (2)	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Default	13.85 CDR	14.2 CDR	14.91 CDR	8.25 CDR	8.44 CDR	8.85 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

Price	7
WAL	11.11
Mod Durn 30360	7.56
Principal Writedown	0.18%
Total Collat Group Loss (Collat Maturity)	14.18%
Total Collat Loss (Collat Maturity)	14.65%
LIBOR	Flat for 12 then 400
Prepay (1)	75 *RABBO_FRM_PREPAY_new
Prepay (2)	75 *RABBO_ARM_PREPAY_new
Default	11.55 CDR
Loss Severity	40%
Servicer Advances	100%
Liquidation Lag	12
Triggers	FAIL
Optional Redemption	Call (N,N)

8	9	10	11	12
8.84	6.57	12.71	9.85	7.14
6.47	5.19	8.22	6.98	5.53
0.09%	0.11%	0.23%	0.08%	0.19%
11.70%	9.64%	15.83%	12.57%	10.01%
12.20%	10.15%	16.44%	13.18%	10.61%
Flat for 12 then 400	Flat for 12 then 400	Flat for 12 then 400	Flat for 12 then 400	Flat for 12 then 400
100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
11.73 CDR	12.41 CDR	7.01 CDR	7.06 CDR	7.42 CDR
40%	40%	65%	65%	65%
100%	100%	100%	100%	100%
12	12	12	12	12
FAIL	FAIL	FAIL	100%	100%
Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

RAMP Series 2005-RS1 Trust - Price/Yield - M2_3
Rabo Stress Runs

Balance	$10,875,000.00	Delay	0
		Dated	01/28/2005
Settle	01/28/2005	First Payment	02/25/2005

Price	1	2	3	4	5	6
WAL	14.18	11.45	8.68	16.32	12.85	9.47
Mod Durn 30360	9.49	8.24	6.72	10.33	8.80	7.18
Principal Writedown	0.08%	0.14%	0.01%	0.19%	0.19%	0.26%
Total Collat Group Loss (Collat Maturity)	14.62%	12.19%	9.80%	16.56%	13.14%	10.21%
Total Collat Loss (Collat Maturity)	15.31%	12.70%	10.32%	17.19%	13.78%	10.82%
LIBOR	Fwd	Fwd	Fwd	Fwd	Fwd	Fwd
Prepay (1)	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (2)	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Default	12.33 CDR	12.39 CDR	12.66 CDR	7.44 CDR	7.45 CDR	7.59 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

Price	7
WAL	15.23
Mod Durn 30360	9.03
Principal Writedown	0.21%
Total Collat Group Loss (Collat Maturity)	12.97%
Total Collat Loss (Collat Maturity)	13.42%
LIBOR	Flat for 12 then 400
Prepay (1)	75 *RABBO_FRM_PREPAY_new
Prepay (2)	75 *RABBO_ARM_PREPAY_new
Default	10.2 CDR
Loss Severity	40%
Servicer Advances	100%
Liquidation Lag	12
Triggers	FAIL
Optional Redemption	Call (N,N)

8	9	10	11	12
12.20	9.11	17.10	13.41	7.05
7.94	6.55	9.60	8.40	5.32
0.24%	0.40%	0.11%	0.28%	0.15%
10.38%	8.22%	14.46%	11.15%	8.53%
10.84%	8.68%	15.02%	11.71%	9.05%
Flat for 12 then 400	Flat for 12 then 400	Flat for 12 then 400	Flat for 12 then 400	Flat for 12 then 400
100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
10.08 CDR	10.29 CDR	6.26 CDR	6.14 CDR	6.22 CDR
40%	40%	65%	65%	65%
100%	100%	100%	100%	100%
12	12	12	12	12
FAIL	FAIL	FAIL	100%	100%
Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

BEST AVAILABLE COPY

RAMP Series 2005-RS1 Trust - Price/Yield - M2_2

Balance	$39,875,000.00	Delay	0	Index	LIBOR_1MO | 0	WAC(2)	7.263957519 WAM(2)	359
		Dated	01/28/2005	Mult / Margin	1 / 0.95	NET(2)	6.82447 WALA(2)	1
Settle	01/28/2005	First Payment	02/25/2005	Cap / Floor	14.0 / 0			

Price	1	2	3	4	5	6	7	8
WAL	12.66	13.91	13.44	14.57	7.38	7.90	7.64	8.10
Mod Durn 30360	8.93	8.40	9.29	8.61	5.99	5.83	6.16	5.93
Principal Writedown	0.02%	0.03%	0.01%	0.02%	0.02%	0.02%	0.02%	0.04%
Total Collat Group Loss (Collat Maturity)	19.60%	16.22%	20.57%	16.95%	12.84%	9.66%	13.09%	9.82%
Total Collat Loss (Collat Maturity)	20.95%	17.47%	22.12%	18.35%	14.15%	10.76%	14.53%	11.01%
Shock(bps)		200bp		200bp		200bp		200bp
LIBOR_1MO	2.635 . . .	2.635 . . .	2.635 . . .	2.635 . . .	2.635 . . .	2.635 . . .	2.635 . . .	2.635 . . .
LIBOR_6MO	3.027 . . .	3.027 . . .	3.027 . . .	3.027 . . .	3.027 . . .	3.027 . . .	3.027 . . .	3.027 . . .
LIBOR_1YR	3.492 . . .	3.492 . . .	3.492 . . .	3.492 . . .	3.492 . . .	3.492 . . .	3.492 . . .	3.492 . . .
CMT_1YR	2.985 . . .	2.985 . . .	2.985 . . .	2.985 . . .	2.985 . . .	2.985 . . .	2.985 . . .	2.985 . . .
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	10.745 CDR	8.18 CDR	8.863 CDR	6.798 CDR	11.281 CDR	8.053 CDR	9.289 CDR	6.672 CDR
Loss Severity	50%	50%	60%	60%	50%	50%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Delinq (1)	100%	100%	100%	100%	100%	100%	100%	100%
Delinq (2)	100%	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)

9	10	11	12	5	6	Price	7	8
4.79	5.02	4.89	5.09	6.95	7.47	WAL	7.21	7.67
4.17	4.10	4.24	4.15	5.7	5.59	Mod Durn 30360	5.87	5.7
0.02%	0.02%	0.02%	0.02%	0.02%	0.01%	Principal Writedown	0.02%	0.02%
10.05%	7.26%	10.12%	7.29%	11.60%	8.75%	Total Collat Group Loss (Collat Maturity)	11.82%	8.90%
11.21%	8.19%	11.36%	8.28%	11.57%	8.73%	Total Collat Loss (Collat Maturity)	11.79%	8.87%
	200bp		200bp		200bp	Shock(bps)	200bp	
2.635 . . .	2.635 . . .	2.635 . . .	2.635 . . .	2.635 . . .	2.635 . . .	LIBOR_1MO	2.635 . . .	2.635 . . .
3.027 . . .	3.027 . . .	3.027 . . .	3.027 . . .	3.027 . . .	3.027 . . .	LIBOR_6MO	3.027 . . .	3.027 . . .
3.492 . . .	3.492 . . .	3.492 . . .	3.492 . . .	3.492 . . .	3.492 . . .	LIBOR_1YR	3.492 . . .	3.492 . . .
2.985 . . .	2.985 . . .	2.985 . . .	2.985 . . .	2.985 . . .	2.985 . . .	CMT_1YR	2.985 . . .	2.985 . . .
150 PricingSpeed	150 PricingSpeed	150 PricingSpeed	150 PricingSpeed	35 CPR	35 CPR	Prepay	35 CPR	35 CPR
12.263 CDR	8.578 CDR	10.099 CDR	7.09 CDR	12.242 CDR	8.749 CDR	Default	10.052 CDR	7.231 CDR
50%	50%	60%	60%	50%	50%	Loss Severity	60%	60%
100%	100%	100%	100%	100%	100%	Servicer Advances	100%	100%
12	12	12	12	12	12	Liquidation Lag	12	12
100%	100%	100%	100%	100%	100%	Delinq (1)	100%	100%
100%	100%	100%	100%	100%	100%	Delinq (2)	100%	100%
Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Call (N,N)	Optional Redemption	Call (N,N)	Call (N,N)

RAMP Series 2005-RS1 Trust - Price/Yield - M2_5: Generic Breakevens

Balance	$10,875,000.00	Delay	0
		Dated	01/28/2005
Settle	01/28/2005	First Payment	02/25/2005

Price	*9.334 CDR*	*7.01 CDR*	*5.611 CDR*
WAL	10.11	10.55	10.84
Mod Durn 30360	6.59	6.76	6.87
Principal Writedown	0.20%	0.17%	0.26%
Total Collat Group Loss (Collat Maturity)	6.58%	6.84%	7.00%
Total Collat Loss (Collat Maturity)	7.29%	7.66%	7.89%
LIBOR	Fwd + 100	Fwd + 100	Fwd + 100
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	9.334 CDR	7.01 CDR	5.611 CDR
Loss Severity	30%	40%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Triggers	FAIL	FAIL	FAIL
Optional Redemption	Call (N,N)	Call (N,N)	Call (N,N)

Loss severity	*40%*		
Class	Breakeven CDR	*Total Collat Group Loss (Collat Maturity)*	*Total Collat Loss (Collat Maturity)*
M1-1	8.73	11.89%	9.20%
M1-2	8.21	11.34%	8.74%
M1-3	7.96	11.08%	8.52%
M1-4	7.81	10.91%	8.38%
M2-1	22.27	21.98%	18.54%
M2-2	14.36	16.90%	13.62%
M2-3	12.41	15.33%	12.19%
M2-4	10.39	13.53%	10.61%
M2-5	8.8	11.96%	9.26%

Loss severity	50%		
Class	Breakeven CDR	*Total Collat Group Loss (Collat Maturity)*	*Total Collat Loss (Collat Maturity)*
M1-1	6.92	12.41%	9.46%
M1-2	6.52	11.82%	8.99%
M1-3	6.33	11.54%	8.76%
M1-4	6.21	11.37%	8.62%
M2-1	17.08	23.57%	19.32%
M2-2	11.28	17.93%	14.15%
M2-3	9.81	16.21%	12.65%
M2-4	8.26	14.25%	10.98%
M2-5	7.02	12.55%	9.58%

RAMP 2005-RS1 - Group II IO Loans

Range of Credit Scores	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II IO Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
540 - 559	1	181,600	0.15	181,600	80.00
600 - 619	8	2,012,300	1.64	251,537	84.31
620 - 639	53	11,912,318	9.73	224,761	91.02
640 - 659	91	24,753,042	20.23	272,011	83.59
660 - 679	127	29,909,852	24.44	235,511	86.38
680 - 699	85	20,844,016	17.03	245,224	88.20
700 - 719	60	14,272,997	11.66	237,883	85.74
720 - 739	38	6,769,579	5.53	178,147	88.63
740 - 759	31	5,827,904	4.76	187,997	91.07
760 or greater	26	5,518,333	4.51	212,244	89.30
Subtotal with Credit Score	520	122,001,941	99.69	234,619	86.94
Not Available	2	374,800	0.31	187,400	80.00
Total	**522**	**122,376,741**	**100.00**	**234,438**	**86.92**

Range of Original Loan-to-Value (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II IO Loans	Average Principal Balance	Weighted Average Credit Score
50.01% - 55.00%	1	600,000	0.49	600,000	718
55.01% - 60.00%	1	54,000	0.04	54,000	757
60.01% - 65.00%	4	2,830,250	2.31	707,563	651
65.01% - 70.00%	5	2,172,100	1.77	434,420	676
70.01% - 75.00%	8	1,820,575	1.49	227,572	680
75.01% - 80.00%	201	50,990,556	41.67	253,684	677
80.01% - 85.00%	25	4,899,279	4.00	195,971	688
85.01% - 90.00%	76	15,497,612	12.66	203,916	680
90.01% - 95.00%	87	18,917,663	15.46	217,444	678
95.01% - 100.00%	114	24,594,706	20.10	215,743	686
Total	**522**	**122,376,741**	**100.00**	**234,438**	**679**

RAMP 2005-RS1 - Group II ARM Loans

Range of Original Loan-to-Value (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II IO Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio	Weighted Average Credit Score
2/28 6Mo LIBOR	3,058	469,595,021	70.79	153,563	639	94.80
3/27 6Mo LIBOR	518	90,331,920	13.62	174,386	656	89.82
5/25 6Mo LIBOR	266	55,554,003	8.37	208,850	685	85.42
3/1 1Yr LIBOR	168	26,938,430	4.06	160,348	695	93.39
6Mo LIBOR	24	6,083,408	0.92	253,475	669	86.43
5/1 1Yr CMT	19	5,553,640	0.84	292,297	624	73.38
5/1 1Yr LIBOR	28	4,265,348	0.64	152,334	669	84.15
2/1 1Yr LIBOR	12	1,915,947	0.29	159,662	691	98.21
1Yr CMT	6	1,049,691	0.16	174,948	648	92.09
1Yr LIBOR	2	630,894	0.10	315,447	765	84.07
7/1 1Yr LIBOR	3	566,400	0.09	188,800	674	84.61
3/1 1Yr CMT	4	438,550	0.07	109,638	735	75.67
7/23 6Mo LIBOR	2	444,648	0.07	222,324	685	84.04
Total	4,110	663,367,899	100.00	161,403	648	92.93

RAMP 2005-RS1 - Group II Loans with Silent 2nds

Range of Credit Scores	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Loan-to-Value Ratio
520 - 539	1	119,868	0.20	119,868	90.00
540 - 559	4	367,693	0.60	91,923	84.82
560 - 579	15	1,350,298	2.20	90,020	88.95
580 - 599	5	697,316	1.14	139,463	87.98
600 - 619	19	2,653,428	4.33	139,654	82.72
620 - 639	25	5,225,803	8.53	209,032	78.70
640 - 659	55	12,364,981	20.19	224,818	79.23
660 - 679	60	14,603,836	23.84	243,397	79.64
680 - 699	45	10,169,808	16.60	225,996	79.36
700 - 719	24	6,313,534	10.31	263,064	80.08
720 - 739	22	3,788,777	6.19	172,217	79.69
740 - 759	9	1,174,527	1.92	130,503	79.92
760 or greater	8	2,049,371	3.35	256,171	80.99
Subtotal with Credit Score	292	60,879,240	99.39	208,491	80.02
Not Available	2	374,800	0.61	187,400	80.00
Total	294	61,254,040	100.00	208,347	80.02

Range of Original Mortgage Loan Principal Balances ($)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$ 100,000 or less	57	4,549,662	7.43	79,819	636	82.30
$ 100,001 - $ 200,000	117	16,930,931	27.64	144,709	669	80.85
$ 200,001 - $ 300,000	59	14,586,341	23.81	247,226	678	80.54
$ 300,001 - $ 400,000	34	11,567,814	18.88	340,230	686	80.15
$ 400,001 - $ 500,000	17	7,699,244	12.57	452,897	673	79.52
$ 500,001 - $ 600,000	8	4,435,800	7.24	554,475	664	76.71
$ 600,001 - $ 700,000	1	624,248	1.02	624,248	628	56.00
$ 800,001 - $ 900,000	1	860,000	1.40	860,000	626	80.00
Total	294	61,254,040	100.00	208,347	671	80.02

Range of Mortgage Rates (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	1	270,400	0.44	270,400	667	80.00
4.5000% - 4.9999%	9	4,083,450	6.67	453,717	675	74.82
5.0000% - 5.4999%	25	5,830,097	9.52	233,204	688	80.23
5.5000% - 5.9999%	64	15,290,532	24.96	238,915	682	79.46
6.0000% - 6.4999%	66	14,120,250	23.05	213,943	681	79.47
6.5000% - 6.9999%	69	14,220,114	23.21	206,089	668	80.70
7.0000% - 7.4999%	24	3,381,200	5.52	140,883	650	80.08
7.5000% - 7.9999%	12	1,758,778	2.87	146,565	602	84.95
8.0000% - 8.4999%	5	684,152	1.12	136,830	614	84.16
8.5000% - 8.9999%	3	209,239	0.34	69,746	596	90.91
9.0000% - 9.4999%	9	807,295	1.32	89,699	575	88.22
9.5000% - 9.9999%	6	538,287	0.88	89,714	565	90.00
10.0000% - 10.4999%	1	60,248	0.10	60,248	546	90.00
Total	294	61,254,040	100.00	208,347	671	80.02

Range of Net Mortgage Rates (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
3.5000% - 3.9999%	1	270,400	0.44	270,400	667	80.00
4.0000% - 4.4999%	6	2,744,202	4.48	457,367	673	77.83
4.5000% - 4.9999%	16	4,657,392	7.60	291,087	688	76.62
5.0000% - 5.4999%	64	14,644,555	23.91	228,821	683	79.79
5.5000% - 5.9999%	61	14,281,302	23.31	234,120	682	79.29
6.0000% - 6.4999%	77	15,648,858	25.55	203,232	668	80.62
6.5000% - 6.9999%	34	5,276,857	8.61	155,202	649	80.52

7.0000% - 7.4999%	11	1,431,254	2.34	130,114	619	84.04
7.5000% - 7.9999%	5	684,152	1.12	136,830	614	84.16
8.0000% - 8.4999%	6	428,563	0.70	71,427	581	90.44
8.5000% - 8.9999%	6	659,090	1.08	109,848	566	87.82
9.0000% - 9.4999%	6	467,167	0.76	77,861	579	90.00
9.5000% - 9.9999%	1	60,248	0.10	60,248	546	90.00
Total	294	61,254,040	100.00	208,347	671	80.02

Range of Original Loan-to-Value (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Credit Score
55.01% - 60.00%	1	624,248	1.02	624,248	628
65.01% - 70.00%	2	1,169,000	1.91	584,500	669
70.01% - 75.00%	9	2,647,908	4.32	294,212	667
75.01% - 80.00%	245	51,900,876	84.73	211,840	677
80.01% - 85.00%	4	645,977	1.05	161,494	607
85.01% - 90.00%	29	3,405,874	5.56	117,444	607
90.01% - 95.00%	3	745,253	1.22	248,418	630
95.01% - 100.00%	1	114,906	0.19	114,906	717
Total	294	61,254,040	100.00	208,347	671

State or Territory	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Alabama	1	219,100	0.36	219,100	664	80.00
Arizona	11	1,938,219	3.16	176,202	678	79.89
California	40	12,728,257	20.78	318,206	679	79.58
Colorado	6	1,441,663	2.35	240,277	680	80.00
Connecticut	2	811,448	1.32	405,724	635	61.54
Delaware	1	116,800	0.19	116,800	654	80.00
District of Columbia	1	142,800	0.23	142,800	653	80.00
Florida	35	7,614,014	12.43	217,543	662	80.19
Georgia	7	1,110,719	1.81	158,674	641	81.72
Illinois	9	1,674,387	2.73	186,043	642	81.67
Indiana	12	1,346,549	2.20	112,212	669	81.03
Kansas	1	95,023	0.16	95,023	657	80.00
Kentucky	1	70,499	0.12	70,499	549	90.00
Maryland	33	7,600,397	12.41	230,315	680	79.80
Massachusetts	2	750,511	1.23	375,256	670	80.00
Michigan	27	3,527,615	5.76	130,652	663	82.10
Minnesota	5	1,135,533	1.85	227,107	661	74.95
Mississippi	3	208,673	0.34	69,558	611	86.33
Missouri	1	103,500	0.17	103,500	561	90.00
Nebraska	1	91,762	0.15	91,762	681	80.00
Nevada	3	747,300	1.22	249,100	701	80.00
New Hampshire	1	420,980	0.69	420,980	662	80.00
New Jersey	5	1,358,667	2.22	271,733	725	79.82
New York	8	2,277,846	3.72	284,731	701	80.22
North Carolina	13	2,266,607	3.70	174,354	657	80.25
Ohio	9	910,046	1.49	101,116	632	83.29
Oklahoma	2	441,820	0.72	220,910	758	81.53
Oregon	1	187,817	0.31	187,817	671	80.00
Pennsylvania	5	1,047,129	1.71	209,426	655	80.93
South Carolina	7	614,629	1.00	87,804	625	87.52
Tennessee	4	422,304	0.69	105,576	615	80.00
Texas	8	1,173,382	1.92	146,673	655	81.49
Utah	4	606,506	0.99	151,626	674	83.03
Virginia	17	4,952,732	8.09	291,337	680	79.06
Washington	1	199,200	0.33	199,200	608	80.00
West Virginia	1	94,149	0.15	94,149	681	80.00
Wisconsin	6	805,455	1.31	134,243	663	82.14
Total	294	61,254,040	100.00	208,347	671	80.02

Loan Purpose	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	49	12,420,987	20.28	253,490	666	78.78
Purchase	232	46,853,220	76.49	201,954	672	80.36
Rate/Term Refinance	13	1,979,834	3.23	152,295	679	79.60
Total	294	61,254,040	100.00	208,347	671	80.02

Occupancy	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Non-owner Occupied	19	3,869,097	6.32	203,637	693	77.84
Primary	271	56,202,696	91.75	207,390	670	80.16
Second Home/Vacation	4	1,182,247	1.93	295,562	645	80.45
Total	294	61,254,040	100.00	208,347	671	80.02

Property Type	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Condominium High Rise (more than 8 stories)	1	185,127	0.30	185,127	607	90.00

Condominium Low Rise (less than 5 stories)	26	4,527,567	7.39	174,137	683	80.54
Condominium Mid Rise (5 to 8 stories)	2	451,600	0.74	225,800	717	80.00
Planned Unit Developments (attached)	13	3,019,837	4.93	232,295	677	79.50
Planned Unit Developments (detatched)	36	8,818,672	14.40	244,963	680	79.75
Single Family Detached	194	39,925,871	65.18	205,803	664	80.02
Townhouse	5	726,662	1.19	145,332	669	79.60
Two-Four Family Units	17	3,598,705	5.88	211,689	708	79.93
Total	294	61,254,040	100.00	208,347	671	80.02

Documentation Type	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full Documentation	112	19,098,291	31.18	170,520	648	80.86
Reduced Documentation	182	42,155,749	68.82	231,625	681	79.64
Total	294	61,254,040	100.00	208,347	671	80.02

Prepayment Penalty Term (months)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	118	26,199,151	42.77	222,027	677	80.15
12 Months	22	4,533,863	7.40	206,085	677	80.77
24 Months	97	17,840,489	29.13	183,923	662	81.00
36 Months	53	11,443,167	18.68	215,909	669	78.40
60 Months	4	1,237,370	2.02	309,343	672	75.36
Total	294	61,254,040	100.00	208,347	671	80.02

Prepayment Penalty Term (months)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Libor - 1 Year	14	2,751,739	4.49	196,553	695	80.38
Libor - 6 Month	277	58,163,751	94.95	209,977	669	80.00
Treasury - 1 Year	3	338,550	0.55	112,850	722	80.00
Total	294	61,254,040	100.00	208,347	671	80.02

Range of Maximum Mortgage Rates (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
9.0000% - 9.9999%	2	625,202	1.02	312,601	708	80.00
10.0000% - 10.9999%	37	9,440,829	15.41	255,158	691	77.21
11.0000% - 11.9999%	141	30,883,775	50.42	219,034	681	79.70
12.0000% - 12.9999%	43	9,900,225	16.16	230,238	665	81.03
13.0000% - 13.9999%	33	5,860,291	9.57	177,585	647	80.33
14.0000% - 14.9999%	19	2,785,115	4.55	146,585	622	84.26
15.0000% - 15.9999%	17	1,621,895	2.65	95,406	579	86.94
16.0000% - 16.9999%	2	136,708	0.22	68,354	557	90.00
Total	294	61,254,040	100.00	208,347	671	80.02

Next Interest Rate Adjustment Date	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
April 2005	1	860,000	1.40	860,000	626	80.00
May 2005	1	94,000	0.15	94,000	754	79.00
June 2005	1	115,683	0.19	115,683	736	80.00
January 2006	1	374,394	0.61	374,394	793	80.00
May 2006	1	119,868	0.20	119,868	533	90.00
October 2006	15	1,953,991	3.19	130,266	627	80.97
November 2006	39	8,142,167	13.29	208,774	660	81.80
December 2006	86	15,710,648	25.65	182,682	667	80.32
January 2007	7	1,043,150	1.70	149,021	618	83.34
May 2007	1	120,000	0.20	120,000	725	80.00
July 2007	3	583,783	0.95	194,594	691	77.73
August 2007	3	506,859	0.83	168,953	687	80.00
September 2007	3	259,061	0.42	86,354	635	80.00
October 2007	3	197,107	0.32	65,702	636	86.56
November 2007	23	5,575,163	9.10	242,398	692	79.74
December 2007	28	7,260,122	11.85	259,290	681	79.89
January 2008	4	1,057,920	1.73	264,480	676	80.27
October 2009	2	290,120	0.47	145,060	670	80.00
November 2009	12	3,093,482	5.05	257,790	674	80.00
December 2009	59	13,541,712	22.11	229,521	675	78.30
December 2011	1	354,811	0.58	354,811	694	80.00
Total	294	61,254,040	100.00	208,347	671	80.02

Range of Note Margins (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans with Silent 2nd	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
2.0000% - 2.4999%	69	16,536,071	27.00	239,653	684	79.33
2.5000% - 2.9999%	41	11,456,772	18.70	279,433	689	79.95
3.0000% - 3.4999%	9	1,390,771	2.27	154,530	708	80.14

3.5000% - 3.9999%	15	4,996,605	8.16	333,107	657	76.32
4.0000% - 4.4999%	2	241,445	0.39	120,723	691	79.09
4.5000% - 4.9999%	3	1,001,600	1.64	333,867	665	80.00
5.0000% - 5.4999%	52	8,708,218	14.22	167,466	685	79.58
5.5000% - 5.9999%	21	4,229,016	6.90	201,382	660	79.77
6.0000% - 6.4999%	12	1,886,629	3.08	157,219	668	80.00
6.5000% - 6.9999%	29	5,762,686	9.41	198,713	642	82.86
7.0000% - 7.4999%	13	2,227,425	3.64	171,340	647	79.82
7.5000% - 7.9999%	9	1,072,167	1.75	119,130	596	83.30
8.0000% - 8.4999%	4	503,693	0.82	125,923	623	86.79
8.5000% - 8.9999%	6	503,072	0.82	83,845	573	90.83
9.0000% - 9.4999%	5	370,961	0.61	74,192	565	90.00
9.5000% - 9.9999%	3	306,663	0.50	102,221	564	90.00
10.0000% - 10.4999%	1	60,248	0.10	60,248	546	90.00
Total	294	61,254,040	100.00	208,347	671	80.02

RAMP 2005-RS1 - Group I Current Balance<100k

Range of Credit Scores	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Loan-to Value Ratio
500 - 519	1	66,054	0.14	66,054	85.00
540 - 559	2	93,234	0.20	46,617	77.78
560 - 579	12	736,422	1.59	61,369	82.80
580 - 599	20	1,537,377	3.31	76,869	91.23
600 - 619	15	1,161,052	2.50	77,403	92.52
620 - 639	34	2,525,815	5.44	74,289	91.19
640 - 659	44	3,238,325	6.97	73,598	88.08
660 - 679	52	3,758,726	8.09	72,283	84.66
680 - 699	99	7,257,382	15.63	73,307	92.95
700 - 719	88	6,517,544	14.03	74,063	95.19
720 - 739	103	7,594,116	16.35	73,729	94.96
740 - 759	73	5,180,666	11.16	70,968	95.96
760 or greater	92	6,684,772	14.39	72,661	96.10
Subtotal with Credit Score	635	46,351,486	99.81	72,994	93.01
Not Available	1	88,969	0.19	88,969	75.00
Total	636	46,440,455	100.00	73,020	92.97

Range of Current Mortgage Loan Principal Balances ($)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$ 100,000 or less	636	46,440,455	100.00	73,020	703	92.97
Total	636	46,440,455	100.00	73,020	703	92.97

Range of Original Loan-to-Value (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score
00.01% - 50.00%	6	404,644	0.87	67,441	671
55.01% - 60.00%	6	357,830	0.77	59,638	630
60.01% - 65.00%	4	253,258	0.55	63,315	711
65.01% - 70.00%	10	693,650	1.49	69,365	679
70.01% - 75.00%	13	853,226	1.84	65,633	679
75.01% - 80.00%	85	6,182,007	13.31	72,729	692
80.01% - 85.00%	36	2,671,384	5.75	74,205	684
85.01% - 90.00%	60	4,416,623	9.51	73,610	681
90.01% - 95.00%	68	5,007,337	10.78	73,637	678
95.01% - 100.00%	339	24,872,367	53.56	73,370	718

100.01% - 105.00%	7	593,592	1.28	84,799	736
105.01% - 110.00%	2	134,535	0.29	67,268	714
Total	**636**	**46,440,455**	**100.00**	**73,020**	**703**

State	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Alabama	37	2,457,697	5.29	66,424	693	92.62
Arizona	4	310,612	0.67	77,653	688	86.02
Arkansas	5	376,141	0.81	75,228	747	100.00
California	1	70,412	0.15	70,412	782	100.00
Colorado	8	614,652	1.32	76,831	706	86.91
Connecticut	1	56,000	0.12	56,000	656	80.00
Delaware	1	82,475	0.18	82,475	681	100.00
Florida	49	3,977,226	8.56	81,168	692	86.41
Georgia	14	1,044,080	2.25	74,577	685	96.57
Hawaii	1	94,259	0.20	94,259	655	80.00
Idaho	3	211,906	0.46	70,635	705	86.51
Illinois	24	1,829,266	3.94	76,219	694	92.16
Indiana	52	3,775,890	8.13	72,613	714	94.32
Iowa	7	517,993	1.12	73,999	702	90.58
Kansas	9	633,591	1.36	70,399	728	98.05
Kentucky	10	746,395	1.61	74,639	685	92.43
Louisiana	24	1,729,641	3.72	72,068	692	89.21
Maryland	3	177,535	0.38	59,178	711	94.98
Michigan	40	2,718,041	5.85	67,951	716	95.77
Minnesota	1	86,211	0.19	86,211	713	100.00
Mississippi	9	550,561	1.19	61,173	687	92.84
Missouri	41	3,077,390	6.63	75,058	722	94.69
Nebraska	9	559,441	1.20	62,160	720	97.02
Nevada	1	69,700	0.15	69,700	693	85.00
New Hampshire	1	48,000	0.10	48,000	705	75.00
New Jersey	4	274,626	0.59	68,657	709	99.98
New Mexico	2	122,231	0.26	61,115	737	85.00
New York	3	153,353	0.33	51,118	683	94.50
North Carolina	29	2,061,987	4.44	71,103	701	94.54
North Dakota	1	61,275	0.13	61,275	724	95.00
Ohio	31	2,325,403	5.01	75,013	709	97.56
Oklahoma	18	1,222,506	2.63	67,917	704	96.43
Oregon	3	290,250	0.62	96,750	756	66.72
Pennsylvania	11	766,951	1.65	69,723	678	93.98
South Carolina	8	584,074	1.26	73,009	714	94.02
Tennessee	25	1,610,897	3.47	64,436	692	94.89
Texas	88	6,694,736	14.42	76,077	693	91.55
Utah	3	217,223	0.47	72,408	716	88.93
Virginia	29	2,223,112	4.79	76,659	715	95.79

Washington	11	855,741	1.84	77,795	715	91.29
West Virginia	1	85,834	0.18	85,834	765	100.00
Wisconsin	14	1,075,142	2.32	76,796	691	96.78
Total	**636**	**46,440,455**	**100.00**	**73,020**	**703**	**92.97**

RAMP 2005-RS1 - Group I Investment Properties

Range of Credit Scores	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Loan-to Value Ratio
540 - 559	1	26,934	0.04	26,934	60.00
560 - 579	1	53,429	0.07	53,429	85.00
580 - 599	2	200,478	0.27	100,239	80.00
600 - 619	2	276,067	0.37	138,033	83.98
620 - 639	15	1,361,961	1.82	90,797	81.63
640 - 659	23	2,384,642	3.19	103,680	78.84
660 - 679	38	4,353,553	5.83	114,567	82.79
680 - 699	118	12,110,809	16.22	102,634	94.84
700 - 719	114	13,778,578	18.46	120,865	92.67
720 - 739	125	12,752,999	17.08	102,024	95.60
740 - 759	109	11,319,443	15.16	103,848	97.09
760 or greater	144	15,563,327	20.85	108,079	96.66
Subtotal with Credit Score	692	74,182,218	99.36	107,200	93.73
Not Available	2	476,285	0.64	238,142	75.00
Total	694	74,658,503	100.00	107,577	93.61

Range of Current Mortgage Loan Principal Balances ($)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$ 100,000 or less	402	28,674,105	38.41	71,329	722	94.32
$ 100,001 - $ 200,000	239	32,358,764	43.34	135,392	726	94.70
$ 200,001 - $ 300,000	46	10,863,991	14.55	236,174	727	91.93
$ 300,001 - $ 400,000	5	1,665,643	2.23	333,129	725	81.89
$ 500,001 - $ 600,000	2	1,096,000	1.47	548,000	691	77.34
Total	694	74,658,503	100.00	107,577	724	93.61

Range of Original Loan-to-Value (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score
00.01% - 50.00%	2	181,220	0.24	90,610	723
55.01% - 60.00%	3	149,934	0.20	49,978	686
60.01% - 65.00%	2	120,375	0.16	60,188	710
65.01% - 70.00%	10	980,387	1.31	98,039	708
70.01% - 75.00%	15	2,805,393	3.76	187,026	689
75.01% - 80.00%	86	10,194,095	13.65	118,536	691
80.01% - 85.00%	42	4,510,238	6.04	107,387	725
85.01% - 90.00%	49	4,715,230	6.32	96,229	696
90.01% - 95.00%	50	5,729,526	7.67	114,591	730
95.01% - 100.00%	435	45,272,105	60.64	104,074	736
Total	694	74,658,503	100.00	107,577	724

State	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Alabama	20	1,337,969	1.79	66,898	721	94.24
Arizona	9	1,196,446	1.60	132,938	739	88.24
Arkansas	4	364,863	0.49	91,216	753	95.98
California	11	2,353,925	3.15	213,993	726	88.77
Colorado	14	2,182,112	2.92	155,865	709	84.07
Connecticut	2	191,918	0.26	95,959	611	80.00
Delaware	2	197,407	0.26	98,704	698	100.00
District of Columbia	2	374,831	0.50	187,415	703	88.19
Florida	83	11,105,166	14.87	133,797	716	90.84
Georgia	32	3,738,275	5.01	116,821	714	98.90
Hawaii	1	158,573	0.21	158,573	717	74.00
Idaho	6	797,744	1.07	132,957	736	93.72
Illinois	24	2,549,307	3.41	106,221	714	94.96
Indiana	28	2,065,439	2.77	73,766	733	94.20
Iowa	4	303,942	0.41	75,986	719	91.94
Kansas	13	1,343,954	1.80	103,381	746	96.58
Kentucky	7	611,645	0.82	87,378	708	92.56
Louisiana	14	1,118,779	1.50	79,913	698	91.71
Maryland	8	928,166	1.24	116,021	716	94.27
Massachusetts	2	320,531	0.43	160,265	651	80.00
Michigan	37	3,129,977	4.19	84,594	739	97.84
Minnesota	7	1,168,769	1.57	166,967	712	95.65
Mississippi	6	352,476	0.47	58,746	704	89.86
Missouri	45	4,452,428	5.96	98,943	737	97.85
Nebraska	12	992,869	1.33	82,739	739	99.39
Nevada	8	1,494,816	2.00	186,852	744	99.30
New Jersey	4	433,651	0.58	108,413	767	99.47
New Mexico	3	246,773	0.33	82,258	688	87.52
New York	6	881,975	1.18	146,996	753	86.70
North Carolina	36	3,427,078	4.59	95,197	721	96.11
North Dakota	1	61,275	0.08	61,275	724	95.00
Ohio	31	2,718,986	3.64	87,709	739	96.96
Oklahoma	14	950,705	1.27	67,908	738	96.44
Oregon	6	983,696	1.32	163,949	735	85.15
Pennsylvania	5	462,916	0.62	92,583	729	94.40
South Carolina	10	848,256	1.14	84,826	729	93.69
Tennessee	19	1,433,241	1.92	75,434	717	95.32
Texas	80	8,518,686	11.41	106,484	723	94.57
Utah	5	611,789	0.82	122,358	724	89.18
Vermont	1	248,000	0.33	248,000	735	80.00
Virginia	39	3,926,987	5.26	100,692	716	94.48
Washington	19	2,677,151	3.59	140,903	718	87.01
West Virginia	1	85,834	0.11	85,834	765	100.00
Wisconsin	12	1,194,253	1.60	99,521	737	98.77
Wyoming	1	114,923	0.15	114,923	779	100.00

Total	**694**	**74,658,503**	**100.00**	**107,577**	**724**	**93.61**

RAMP 2005-RS1 - Group II with LTV >= 95%

Range of Credit Scores	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Loan-to-Value Ratio
499 or less	1	173,072	0.04	173,072	100.00
500 - 519	1	94,951	0.02	94,951	100.00
520 - 539	1	62,927	0.02	62,927	100.00
540 - 559	12	1,369,788	0.33	114,149	95.00
560 - 579	148	17,917,337	4.29	121,063	95.43
580 - 599	370	46,498,453	11.14	125,671	98.29
600 - 619	609	80,961,918	19.40	132,942	98.63
620 - 639	495	71,879,381	17.23	145,211	98.54
640 - 659	370	56,020,483	13.43	151,407	98.64
660 - 679	265	45,738,038	10.96	172,596	98.38
680 - 699	201	34,291,933	8.22	170,607	98.58
700 - 719	117	20,705,892	4.96	176,973	98.61
720 - 739	92	16,487,530	3.95	179,212	99.58
740 - 759	79	13,013,626	3.12	164,729	99.64
760 or greater	66	11,208,901	2.69	169,832	98.80
Subtotal with Credit Score	2,827	416,424,231	99.80	147,303	98.47
Not Available	5	847,732	0.20	169,546	97.22
Total	2,832	417,271,963	100.00	147,342	98.47

Range of Original Mortgage Loan Principal Balances ($)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$ 100,000 or less	868	66,446,013	15.92	76,551	629	98.48
$ 100,001 - $ 200,000	1,450	209,005,749	50.09	144,142	640	98.52
$ 200,001 - $ 300,000	374	89,970,611	21.56	240,563	652	98.36
$ 300,001 - $ 400,000	107	36,516,570	8.75	341,276	675	98.55
$ 400,001 - $ 500,000	28	12,368,111	2.96	441,718	675	98.07
$ 500,001 - $ 600,000	4	2,265,130	0.54	566,282	717	100.00
$ 700,001 - $ 800,000	1	699,779	0.17	699,779	581	95.00
Total	2,832	417,271,963	100.00	147,342	646	98.47

Range of Mortgage Rates (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	1	166,250	0.04	166,250	625	95.00
4.5000% - 4.9999%	6	1,325,012	0.32	220,835	645	95.00
5.0000% - 5.4999%	19	3,796,713	0.91	199,827	711	98.38
5.5000% - 5.9999%	97	20,289,658	4.86	209,172	703	97.95
6.0000% - 6.4999%	162	30,121,730	7.22	185,937	692	98.59
6.5000% - 6.9999%	406	73,305,915	17.57	180,556	673	98.68
7.0000% - 7.4999%	346	55,024,121	13.19	159,029	657	99.00
7.5000% - 7.9999%	644	95,720,690	22.94	148,635	639	98.65
8.0000% - 8.4999%	454	59,016,114	14.14	129,991	621	98.10
8.5000% - 8.9999%	430	50,808,734	12.18	118,160	605	97.87
9.0000% - 9.4999%	144	15,068,090	3.61	104,640	603	98.50
9.5000% - 9.9999%	97	10,345,357	2.48	106,653	595	98.56
10.0000% - 10.4999%	15	1,245,905	0.30	83,060	587	98.08
10.5000% - 10.9999%	7	716,551	0.17	102,364	590	100.00
11.0000% - 11.4999%	4	321,124	0.08	80,281	591	100.00
Total	2,832	417,271,963	100.00	147,342	646	98.47

Range of Net Mortgage Rates (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	8	1,646,262	0.39	205,783	657	95.47
4.5000% - 4.9999%	8	2,146,362	0.51	268,295	702	97.49
5.0000% - 5.4999%	69	14,714,269	3.53	213,250	710	97.95
5.5000% - 5.9999%	176	33,055,790	7.92	187,817	694	98.49
6.0000% - 6.4999%	337	59,874,660	14.35	177,670	676	98.68

6.5000% - 6.9999%	429	70,788,607	16.96	165,008	655	98.86
7.0000% - 7.4999%	613	90,477,894	21.68	147,599	637	98.52
7.5000% - 7.9999%	534	71,081,726	17.03	133,112	624	98.18
8.0000% - 8.4999%	394	45,703,623	10.95	115,999	609	98.19
8.5000% - 8.9999%	159	17,372,165	4.16	109,259	603	98.38
9.0000% - 9.4999%	76	7,252,253	1.74	95,424	596	98.54
9.5000% - 9.9999%	16	1,920,802	0.46	120,050	591	98.75
10.0000% - 10.4999%	8	861,446	0.21	107,681	590	100.00
10.5000% - 10.9999%	5	376,104	0.09	75,221	593	100.00
Total	2,832	417,271,963	100.00	147,342	646	98.47

Range of Original Loan-to-Value (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Credit Score
90.01% - 95.00%	855	126,814,498	30.39	148,321	633
95.01% - 100.00%	1,944	285,212,828	68.35	146,714	650
100.01% - 105.00%	26	3,953,179	0.95	152,045	696
105.01% - 110.00%	7	1,291,457	0.31	184,494	699
Total	2,832	417,271,963	100.00	147,342	646

State or Territory	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Alabama	119	14,542,357	3.49	122,205	628	98.51
Alaska	4	665,958	0.16	166,489	606	97.29
Arizona	65	10,825,522	2.59	166,546	649	98.52
Arkansas	24	2,985,299	0.72	124,387	618	98.84
California	54	13,910,365	3.33	257,599	665	98.48
Colorado	65	12,218,051	2.93	187,970	649	98.77
Connecticut	20	3,494,460	0.84	174,723	652	97.51
Delaware	2	351,399	0.08	175,700	686	100.00
District of Columbia	2	423,675	0.10	211,837	659	98.74
Florida	253	40,466,262	9.70	159,946	654	97.51
Georgia	198	28,062,664	6.73	141,731	636	98.73
Hawaii	1	699,779	0.17	699,779	581	95.00
Idaho	16	1,764,903	0.42	110,306	630	97.72
Illinois	167	26,958,826	6.46	161,430	657	98.73
Indiana	122	13,589,214	3.26	111,387	650	99.20
Iowa	50	5,472,105	1.31	109,442	621	98.55
Kansas	30	3,700,891	0.89	123,363	637	99.06
Kentucky	45	4,947,474	1.19	109,944	633	98.76
Louisiana	61	6,243,016	1.50	102,345	620	98.35
Maine	12	1,676,244	0.40	139,687	642	99.59
Maryland	59	12,635,545	3.03	214,162	658	98.71
Massachusetts	12	3,131,345	0.75	260,945	665	97.15
Michigan	180	27,585,481	6.61	153,253	647	98.79
Minnesota	58	10,188,151	2.44	175,658	655	98.63
Mississippi	46	4,531,553	1.09	98,512	621	98.33
Missouri	94	10,852,957	2.60	115,457	635	98.24
Montana	2	336,945	0.08	168,473	642	95.00
Nebraska	11	1,604,802	0.38	145,891	614	98.91
Nevada	19	3,617,344	0.87	190,387	656	98.67
New Hampshire	7	1,312,722	0.31	187,532	672	97.56
New Jersey	41	10,251,613	2.46	250,039	666	98.25
New Mexico	9	806,411	0.19	89,601	667	98.97
New York	11	2,660,962	0.64	241,906	672	97.09
North Carolina	95	12,496,720	2.99	131,544	637	97.91
North Dakota	1	132,852	0.03	132,852	699	95.00
Ohio	144	18,562,329	4.45	128,905	645	98.87
Oklahoma	23	2,418,196	0.58	105,139	629	97.90
Oregon	17	2,355,505	0.56	138,559	656	98.50
Pennsylvania	88	12,012,745	2.88	136,508	648	99.23
Rhode Island	3	566,601	0.14	188,867	660	98.53
South Carolina	62	7,990,852	1.92	128,885	633	98.19
South Dakota	4	434,426	0.10	108,606	605	95.00
Tennessee	103	12,325,122	2.95	119,661	628	98.75
Texas	147	18,926,522	4.54	128,752	638	98.16
Utah	31	4,932,871	1.18	159,125	652	98.73
Virginia	101	19,119,032	4.58	189,297	658	98.45
Washington	38	6,920,005	1.66	182,105	636	98.87
West Virginia	6	763,465	0.18	127,244	613	98.06
Wisconsin	101	13,613,606	3.26	134,788	640	98.84
Wyoming	9	1,186,821	0.28	131,869	663	98.93
Total	2,832	417,271,963	100.00	147,342	646	98.47

Loan Purpose	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	767	123,178,531	29.52	160,598	642	98.34
Purchase	1,946	276,188,574	66.19	141,926	648	98.57
Rate/Term Refinance	119	17,904,858	4.29	150,461	640	97.76
Total	2,832	417,271,963	100.00	147,342	646	98.47

Occupancy	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Non-owner Occupied	58	7,068,851	1.69	121,877	724	98.45
Primary	2,745	405,859,497	97.26	147,854	644	98.48
Second Home/Vacation	29	4,343,615	1.04	149,780	669	97.44
Total	2,832	417,271,963	100.00	147,342	646	98.47

Property Type	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Condominium High Rise (more than 8 stories)	2	379,235	0.09	189,618	673	100.95
Condominium Low Rise (less than 5 stories)	149	20,589,944	4.93	138,188	663	98.86
Condominium Mid Rise (5 to 8 stories)	3	337,026	0.08	112,342	695	97.58
Manufactured Housing	1	129,907	0.03	129,907	732	100.00
Planned Unit Developments (attached)	99	16,957,285	4.06	171,286	656	98.32
Planned Unit Developments (detatched)	257	49,596,768	11.89	192,984	647	98.09
Single Family Detached	2,267	320,358,191	76.77	141,314	643	98.50
Townhouse	14	1,682,454	0.40	120,175	622	98.52
Two-Four Family Units	40	7,241,153	1.74	181,029	675	98.77
Total	2,832	417,271,963	100.00	147,342	646	98.47

Documentation Type	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full Documentation	2,283	321,668,636	77.09	140,897	638	98.96
Reduced Documentation	549	95,603,327	22.91	174,141	670	96.82
Total	2,832	417,271,963	100.00	147,342	646	98.47

Prepayment Penalty Term (months)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	883	130,567,730	31.29	147,868	647	98.33
12 Months	120	20,717,636	4.97	172,647	667	98.55
24 Months	1,463	210,679,670	50.49	144,005	639	98.57
36 Months	350	53,179,133	12.74	151,940	661	98.42
60 Months	3	463,970	0.11	154,657	650	96.35
Other(1)	13	1,663,824	0.40	127,986	632	98.21
Total	2,832	417,271,963	100.00	147,342	646	98.47

Prepayment Penalty Term (months)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Libor - 1 Year	122	18,696,295	4.48	153,248	703	99.82
Libor - 6 Month	2,708	397,986,768	95.38	146,967	643	98.41
Treasury - 1 Year	2	588,900	0.14	294,450	640	95.00
Total	2,832	417,271,963	100.00	147,342	646	98.47

Range of Maximum Mortgage Rates (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
7.0000% - 7.9999%	1	188,750	0.05	188,750	645	100.00
10.0000% - 10.9999%	11	2,309,512	0.55	209,956	660	95.00
11.0000% - 11.9999%	113	23,876,044	5.72	211,292	703	97.80
12.0000% - 12.9999%	488	89,021,875	21.33	182,422	679	98.69
13.0000% - 13.9999%	888	136,213,345	32.64	153,393	649	98.72
14.0000% - 14.9999%	948	123,703,110	29.65	130,489	620	98.20
15.0000% - 15.9999%	319	35,872,949	8.60	112,454	606	98.57
16.0000% - 16.9999%	55	5,201,101	1.25	94,565	609	98.43
17.0000% - 17.9999%	7	514,031	0.12	73,433	589	100.00
19.0000% - 19.9999%	1	109,926	0.03	109,926	607	100.00
23.0000% - 23.9999%	1	261,320	0.06	261,320	585	95.00
Total	2,832	417,271,963	100.00	147,342	646	98.47

Next Interest Rate Adjustment Date	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
May 2005	1	135,375	0.03	135,375	672	95.00
June 2005	4	940,811	0.23	235,203	727	96.68
July 2005	2	454,855	0.11	227,428	663	95.00
September 2005	1	173,072	0.04	173,072	479	100.00
October 2005	2	249,236	0.06	124,618	0	100.00
November 2005	1	54,557	0.01	54,557	0	100.00
December 2005	1	470,997	0.11	470,997	0	95.00
February 2006	2	167,287	0.04	83,643	620	100.00
March 2006	1	80,256	0.02	80,256	640	95.00
April 2006	1	134,452	0.03	134,452	692	100.00
May 2006	2	299,956	0.07	149,978	645	96.17
June 2006	9	1,366,489	0.33	151,832	637	102.79
July 2006	6	1,002,917	0.24	167,153	660	97.85
August 2006	12	1,658,105	0.40	138,175	639	99.79
September 2006	22	2,266,049	0.54	103,002	636	97.48
October 2006	63	8,030,746	1.92	127,472	629	98.32
November 2006	446	64,120,623	15.37	143,768	638	98.49
December 2006	1,425	210,073,480	50.34	147,420	644	98.59

January 2007	372	52,401,489	12.56	140,864	625	98.14
May 2007	3	393,826	0.09	131,275	698	97.89
June 2007	6	1,164,183	0.28	194,030	668	97.83
July 2007	3	441,849	0.11	147,283	667	95.00
August 2007	4	457,083	0.11	114,271	680	99.79
September 2007	7	795,247	0.19	113,607	639	98.29
October 2007	16	2,502,603	0.60	156,413	657	99.60
November 2007	80	13,286,814	3.18	166,085	683	98.88
December 2007	166	24,746,073	5.93	149,073	655	98.41
January 2008	99	14,252,805	3.42	143,968	668	98.92
September 2009	3	411,599	0.10	137,200	675	95.00
October 2009	2	450,413	0.11	225,206	690	96.72
November 2009	19	4,569,323	1.10	240,491	700	96.84
December 2009	49	9,530,755	2.28	194,505	705	97.42
January 2010	1	98,800	0.02	98,800	678	95.00
November 2011	1	89,837	0.02	89,837	648	100.00
Total	2,832	417,271,963	100.00	147,342	646	98.47

Range of Note Margins (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans LTV>=95	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
2.0000% - 2.4999%	17	3,694,587	0.89	217,329	682	95.00
2.5000% - 2.9999%	47	8,170,538	1.96	173,841	696	96.33
3.0000% - 3.4999%	65	9,523,331	2.28	146,513	736	100.45
3.5000% - 3.9999%	42	9,507,932	2.28	226,379	704	97.94
4.0000% - 4.4999%	32	5,411,596	1.30	169,112	690	99.44
4.5000% - 4.9999%	11	1,706,277	0.41	155,116	667	96.11
5.0000% - 5.4999%	99	15,877,735	3.81	160,381	689	99.25
5.5000% - 5.9999%	113	20,559,849	4.93	181,946	694	98.34
6.0000% - 6.4999%	286	52,041,242	12.47	181,962	669	98.72
6.5000% - 6.9999%	458	76,361,949	18.30	166,729	656	99.07
7.0000% - 7.4999%	437	62,385,501	14.95	142,759	637	98.64
7.5000% - 7.9999%	597	78,473,192	18.81	131,446	617	98.02
8.0000% - 8.4999%	292	35,649,253	8.54	122,086	604	97.78
8.5000% - 8.9999%	202	24,061,411	5.77	119,116	602	98.08
9.0000% - 9.4999%	67	7,245,121	1.74	108,136	598	98.64
9.5000% - 9.9999%	48	4,874,932	1.17	101,561	594	99.23
10.0000% - 10.4999%	17	1,481,543	0.36	87,150	586	98.66
10.5000% - 10.9999%	2	245,973	0.06	122,986	597	97.40
Total	2,832	417,271,963	100.00	147,342	646	98.47

RAMP 2005-RS1 - Group II

Range of Minimum Mortgage Rates (%)	Number of Group II Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
2.0000% - 2.9999%	378	80,852,902	12.19	213,897	681	82.96
3.0000% - 3.9999%	215	43,940,260	6.62	204,373	696	89.17
4.0000% - 4.9999%	63	11,966,912	1.80	189,951	677	92.84
5.0000% - 5.9999%	260	46,813,121	7.06	180,050	686	90.83
6.0000% - 6.9999%	701	138,867,322	20.93	198,099	662	92.58
7.0000% - 7.9999%	1,409	212,028,066	31.96	150,481	633	95.87
8.0000% - 8.9999%	819	101,158,855	15.25	123,515	610	96.54
9.0000% - 9.9999%	231	24,617,524	3.71	106,569	597	97.48
10.0000% - 10.9999%	31	2,919,731	0.44	94,185	588	98.00
11.0000% or greater	3	203,206	0.03	67,735	590	100.00
Total	4,110	663,367,899	100.00	161,403	648	92.93

Minimum:	2.250
Maximum:	11.200
Weighted Average:	6.476

RAMP 2005-RS1 - Group I I/O Loans

Range of Credit Scores	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
600 - 619	1	155,000	3.62	155,000	51.00
620 - 639	1	123,200	2.88	123,200	70.00
640 - 659	4	874,650	20.44	218,663	87.69
680 - 699	1	185,300	4.33	185,300	89.00
700 - 719	2	180,210	4.21	90,105	80.02
720 - 739	2	2,355,000	55.04	1,177,500	64.01
760 or greater	2	405,650	9.48	202,825	95.00
Total	13	4,279,010	100.00	329,155	73.25

Range of Original Mortgage Loan Principal Balances ($)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$ 100,000 or less	2	180,210	4.21	90,105	702	80.02
$ 100,001 - $ 200,000	6	837,450	19.57	139,575	669	83.48
$ 200,001 - $ 300,000	1	243,350	5.69	243,350	652	100.00
$ 300,001 - $ 400,000	2	663,000	15.49	331,500	706	81.46
$ 900,001 - $1,000,000	1	945,000	22.08	945,000	723	70.00
$1,100,001 or greater	1	1,410,000	32.95	1,410,000	722	60.00
Total	13	4,279,010	100.00	329,155	705	73.25

Range of Mortgage Rates (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.5000% - 5.9999%	2	2,355,000	55.04	1,177,500	722	64.01
6.0000% - 6.4999%	2	449,000	10.49	224,500	666	68.00
7.0000% - 7.4999%	5	738,210	17.25	147,642	669	89.02
7.5000% - 7.9999%	4	736,800	17.22	184,200	706	90.15
Total	13	4,279,010	100.00	329,155	705	73.25

Range of Net Mortgage Rates (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.0000% - 5.4999%	2	2,355,000	55.04	1,177,500	722	64.01
5.5000% - 5.9999%	2	449,000	10.49	224,500	666	68.00
6.5000% - 6.9999%	5	887,210	20.73	177,442	712	97.71
7.0000% - 7.4999%	4	587,800	13.74	146,950	651	77.32
Total	13	4,279,010	100.00	329,155	705	73.25

Range of Original Loan-to-Value (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score
50.01% - 55.00%	1	155,000	3.62	155,000	612
55.01% - 60.00%	2	1,500,000	35.05	750,000	721
65.01% - 70.00%	3	1,427,200	33.35	475,733	699

85.01% - 90.00%	1	185,300	4.33	185,300	688
90.01% - 95.00%	2	405,650	9.48	202,825	775
95.01% - 100.00%	4	605,860	14.16	151,465	659
Total	13	4,279,010	100.00	329,155	705

State	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Alabama	2	272,300	6.36	136,150	651	100.00
Arizona	1	359,000	8.39	359,000	656	70.00
California	2	2,355,000	55.04	1,177,500	722	64.01
Colorado	1	123,200	2.88	123,200	637	70.00
Florida	3	376,950	8.81	125,650	724	83.69
Georgia	1	155,000	3.62	155,000	612	51.00
Texas	2	394,210	9.21	197,105	750	96.14
Washington	1	243,350	5.69	243,350	652	100.00
Total	13	4,279,010	100.00	329,155	705	73.25

Loan Purpose	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	5	1,665,200	38.92	333,040	694	72.13
Purchase	8	2,613,810	61.08	326,726	711	73.96
Total	13	4,279,010	100.00	329,155	705	73.25

Occupancy	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Non-owner Occupied	6	894,360	20.90	149,060	723	87.30
Primary	7	3,384,650	79.10	483,521	699	69.53
Total	13	4,279,010	100.00	329,155	705	73.25

Property Type	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Condominium Low Rise (less than 5 stories)	1	123,200	2.88	123,200	637	70.00
Planned Unit Developments (detatched)	4	2,258,300	52.78	564,575	715	68.68
Single Family Detached	8	1,897,510	44.34	237,189	697	78.89
Total	13	4,279,010	100.00	329,155	705	73.25

Documentation Type	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full Documentation	6	862,510	20.16	143,752	668	90.61
Reduced Documentation	7	3,416,500	79.84	488,071	714	68.86
Total	13	4,279,010	100.00	329,155	705	73.25

Prepayment Penalty Term (months)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	1	359,000	8.39	359,000	656	70.00
12 Months	1	90,210	2.11	90,210	700	100.00
24 Months	2	1,500,000	35.05	750,000	721	60.00
36 Months	8	1,384,800	32.36	173,100	687	88.91

Other(1)	1	945,000	22.08	945,000	723	70.00
Total	13	4,279,010	100.00	329,155	705	73.25

RAMP 2005-RS1 - Group II I/O Loans

Range of Credit Scores	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Loan-to Value Ratio
540 - 559	1	181,600	0.15	181,600	80.00
600 - 619	8	2,012,300	1.64	251,537	84.31
620 - 639	53	11,912,318	9.73	224,761	91.02
640 - 659	91	24,753,042	20.23	272,011	83.59
660 - 679	127	29,909,852	24.44	235,511	86.38
680 - 699	85	20,844,016	17.03	245,224	88.20
700 - 719	60	14,272,997	11.66	237,883	85.74
720 - 739	38	6,769,579	5.53	178,147	88.63
740 - 759	31	5,827,904	4.76	187,997	91.07
760 or greater	26	5,518,333	4.51	212,244	89.30
Subtotal with Credit Score	520	122,001,941	99.69	234,619	86.94
Not Available	2	374,800	0.31	187,400	80.00
Total	522	122,376,741	100.00	234,438	86.92

Range of Original Mortgage Loan Principal Balances ($)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$ 100,000 or less	44	3,460,811	2.83	78,655	700	84.73
$ 100,001 - $ 200,000	213	32,821,417	26.82	154,091	680	89.89
$ 200,001 - $ 300,000	154	37,653,633	30.77	244,504	679	88.11
$ 300,001 - $ 400,000	58	19,722,097	16.12	340,036	690	88.76
$ 400,001 - $ 500,000	35	15,673,884	12.81	447,825	676	85.98
$ 500,001 - $ 600,000	12	6,615,800	5.41	551,317	670	75.52
$ 600,001 - $ 700,000	2	1,291,500	1.06	645,750	680	79.32
$ 700,001 - $ 800,000	1	743,750	0.61	743,750	640	85.00
$ 800,001 - $ 900,000	1	860,000	0.70	860,000	626	80.00
$ 900,001 - $1,000,000	1	917,600	0.75	917,600	655	80.00
$1,100,001 or greater	1	2,616,250	2.14	2,616,250	644	65.00
Total	522	122,376,741	100.00	234,438	679	86.92

Range of Mortgage Rates (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	3	1,036,650	0.85	345,550	690	67.94
4.5000% - 4.9999%	16	5,615,539	4.59	350,971	676	83.11
5.0000% - 5.4999%	29	6,789,423	5.55	234,118	681	81.61
5.5000% - 5.9999%	132	31,448,550	25.70	238,247	685	84.85
6.0000% - 6.4999%	122	29,221,374	23.88	239,519	679	87.18
6.5000% - 6.9999%	146	31,342,951	25.61	214,678	679	90.18
7.0000% - 7.4999%	41	8,646,265	7.07	210,885	681	93.92
7.5000% - 7.9999%	21	6,671,733	5.45	317,702	656	81.69
8.0000% - 8.4999%	7	1,003,680	0.82	143,383	700	89.55
8.5000% - 8.9999%	4	467,575	0.38	116,894	653	93.66
9.5000% - 9.9999%	1	133,000	0.11	133,000	653	93.00
Total	522	122,376,741	100.00	234,438	679	86.92

Range of Net Mortgage Rates (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
3.5000% - 3.9999%	2	870,400	0.71	435,200	702	62.77
4.0000% - 4.4999%	13	4,181,789	3.42	321,676	662	84.91
4.5000% - 4.9999%	20	5,791,408	4.73	289,570	694	82.26
5.0000% - 5.4999%	119	27,578,133	22.54	231,749	687	85.14
5.5000% - 5.9999%	133	32,382,990	26.46	243,481	681	86.53
6.0000% - 6.4999%	147	31,927,648	26.09	217,195	680	89.30
6.5000% - 6.9999%	57	11,751,489	9.60	206,166	669	93.22
7.0000% - 7.4999%	16	5,893,130	4.82	368,321	648	79.63
7.5000% - 7.9999%	9	1,204,430	0.98	133,826	690	91.46
8.0000% - 8.4999%	2	319,850	0.26	159,925	672	93.04
8.5000% - 8.9999%	3	342,475	0.28	114,158	652	95.00
9.0000% - 9.4999%	1	133,000	0.11	133,000	653	93.00
Total	522	122,376,741	100.00	234,438	679	86.92

Range of Original Loan-to-Value (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score
50.01% - 55.00%	1	600,000	0.49	600,000	718
55.01% - 60.00%	1	54,000	0.04	54,000	757
60.01% - 65.00%	4	2,830,250	2.31	707,563	651
65.01% - 70.00%	5	2,172,100	1.77	434,420	676
70.01% - 75.00%	8	1,820,575	1.49	227,572	680
75.01% - 80.00%	201	50,990,556	41.67	253,684	677
80.01% - 85.00%	25	4,899,279	4.00	195,971	688
85.01% - 90.00%	76	15,497,612	12.66	203,916	680
90.01% - 95.00%	87	18,917,663	15.46	217,444	678
95.01% - 100.00%	114	24,594,706	20.10	215,743	686
Total	522	122,376,741	100.00	234,438	679

State or Territory	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Alabama	9	1,511,850	1.24	167,983	668	95.35
Arizona	24	4,711,389	3.85	196,308	683	91.93
California	65	21,248,889	17.36	326,906	679	83.91
Colorado	25	5,494,350	4.49	219,774	677	94.25
Connecticut	3	679,936	0.56	226,645	700	88.82
Delaware	2	251,800	0.21	125,900	677	85.36
District of Columbia	5	1,461,100	1.19	292,220	643	79.42
Florida	104	19,703,241	16.10	189,454	685	87.73
Georgia	27	6,396,220	5.23	236,897	664	80.58
Idaho	3	261,000	0.21	87,000	670	90.00
Illinois	8	2,170,475	1.77	271,309	683	89.83
Indiana	4	550,280	0.45	137,570	661	85.92
Kansas	1	385,775	0.32	385,775	684	100.00
Kentucky	2	309,000	0.25	154,500	726	100.00
Maine	1	262,000	0.21	262,000	705	66.00
Maryland	63	14,395,882	11.76	228,506	680	85.18
Massachusetts	2	645,000	0.53	322,500	697	86.63
Michigan	19	3,335,177	2.73	175,536	677	88.35
Minnesota	19	4,088,175	3.34	215,167	678	89.67
Missouri	5	881,915	0.72	176,383	689	89.09
Nevada	4	1,062,300	0.87	265,575	722	85.93
New Hampshire	3	635,800	0.52	211,933	675	89.23
New Jersey	11	3,449,647	2.82	313,604	687	86.24
New Mexico	1	122,500	0.10	122,500	722	100.00
New York	6	2,309,179	1.89	384,863	693	77.80
North Carolina	14	2,291,350	1.87	163,668	674	85.76
Ohio	10	2,196,725	1.80	219,672	706	95.16
Oregon	2	287,600	0.24	143,800	686	94.87
Pennsylvania	7	1,421,593	1.16	203,085	675	83.36
South Carolina	2	201,400	0.16	100,700	641	96.57
Tennessee	3	487,800	0.40	162,600	737	93.20
Texas	3	373,500	0.31	124,500	657	89.31
Utah	4	757,600	0.62	189,400	666	85.27
Virginia	52	15,995,685	13.07	307,609	673	88.02

Washington	7	1,717,794	1.40	245,399	677	88.62
Wisconsin	2	322,815	0.26	161,407	657	95.64
Total	**522**	**122,376,741**	**100.00**	**234,438**	**679**	**86.92**

Loan Purpose	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	167	39,938,697	32.64	239,154	674	87.36
Purchase	324	73,868,049	60.36	227,988	685	87.55
Rate/Term Refinance	31	8,569,995	7.00	276,451	660	79.46
Total	522	122,376,741	100.00	234,438	679	86.92

Occupancy	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Non-owner Occupied	91	15,030,231	12.28	165,167	690	83.65
Primary	414	103,666,424	84.71	250,402	678	87.38
Second Home/Vacation	17	3,680,086	3.01	216,476	683	87.34
Total	522	122,376,741	100.00	234,438	679	86.92

Property Type	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Condominium High Rise (more than 8 stories)	5	1,012,334	0.83	202,467	698	91.04
Condominium Low Rise (less than 5 stories)	59	9,759,118	7.97	165,409	692	86.43
Condominium Mid Rise (5 to 8 stories)	2	451,600	0.37	225,800	717	80.00
Planned Unit Developments (attached)	39	8,322,894	6.80	213,408	669	88.77
Planned Unit Developments (detatched)	76	20,496,044	16.75	269,685	681	88.08
Single Family Detached	313	75,461,125	61.66	241,090	677	86.77
Townhouse	5	648,175	0.53	129,635	658	80.86
Two-Four Family Units	23	6,225,451	5.09	270,672	698	83.69
Total	522	122,376,741	100.00	234,438	679	86.92

Documentation Type	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full Documentation	195	43,773,821	35.77	224,481	671	91.96
Reduced Documentation	327	78,602,920	64.23	240,376	684	84.11
Total	522	122,376,741	100.00	234,438	679	86.92

Prepayment Penalty Term (months)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
12 Months	50	12,563,695	10.27	251,274	690	88.43
24 Months	118	26,669,720	21.79	226,015	674	91.09
36 Months	128	29,626,832	24.21	231,460	689	87.66
60 Months	12	5,278,278	4.31	439,856	660	72.17
None	214	48,238,216	39.42	225,412	676	85.38
Total	522	122,376,741	100.00	234,438	679	86.92

Prepayment Penalty Term (months)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio

Libor - 1 Year	67	11,357,764	9.28	169,519	669	86.84
Libor - 6 Month	444	106,915,477	87.37	240,801	682	87.46
Treasury - 1 Year	11	4,103,500	3.35	373,045	655	72.95
Total	**522**	**122,376,741**	**100.00**	**234,438**	**679**	**86.92**

Range of Maximum Mortgage Rates (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
7.0000% - 7.9999%	1	188,750	0.15	188,750	645	100.00
9.0000% - 9.9999%	3	802,400	0.66	267,467	736	80.00
10.0000% - 10.9999%	42	10,711,051	8.75	255,025	682	81.27
11.0000% - 11.9999%	216	50,556,863	41.31	234,060	686	83.72
12.0000% - 12.9999%	188	43,724,624	35.73	232,578	673	91.22
13.0000% - 13.9999%	60	14,788,798	12.08	246,480	672	89.01
14.0000% - 14.9999%	11	1,471,255	1.20	133,750	685	90.85
15.0000% - 15.9999%	1	133,000	0.11	133,000	653	93.00
Total	**522**	**122,376,741**	**100.00**	**234,438**	**679**	**86.92**

Next Interest Rate Adjustment Date	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
April 2005	1	860,000	0.70	860,000	626	80.00
May 2005	4	574,825	0.47	143,706	696	86.66
June 2005	16	4,196,594	3.43	262,287	674	87.32
July 2005	3	702,255	0.57	234,085	662	93.24
July 2006	1	374,364	0.31	374,364	678	95.00
October 2006	3	610,750	0.50	203,583	646	82.92
November 2006	43	9,785,284	8.00	227,565	675	90.33
December 2006	115	27,047,779	22.10	235,198	675	91.31
January 2007	9	2,444,905	2.00	271,656	678	92.59
March 2007	1	285,000	0.23	285,000	618	93.00
May 2007	2	286,250	0.23	143,125	667	88.71
June 2007	3	719,189	0.59	239,730	640	95.00
July 2007	4	728,922	0.60	182,230	706	81.81
August 2007	2	359,747	0.29	179,874	770	74.72
September 2007	2	247,065	0.20	123,532	700	85.70
October 2007	7	1,175,150	0.96	167,879	706	83.34
November 2007	64	12,874,534	10.52	201,165	686	84.36
December 2007	74	18,072,741	14.77	244,226	688	87.54
January 2008	3	995,000	0.81	331,667	682	91.16
August 2009	2	835,000	0.68	417,500	639	83.47
September 2009	2	276,348	0.23	138,174	691	95.00
October 2009	6	1,126,324	0.92	187,721	676	88.37
November 2009	41	9,621,710	7.86	234,676	683	85.58
December 2009	112	27,812,032	22.73	248,322	679	82.23
January 2010	2	364,975	0.30	182,488	678	80.41
Total	**522**	**122,376,741**	**100.00**	**234,438**	**679**	**86.92**

Range of Note Margins (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
2.0000% - 2.4999%	117	28,614,413	23.38	244,568	677	80.26
2.5000% - 2.9999%	82	19,293,497	15.77	235,287	683	83.12
3.0000% - 3.4999%	33	5,961,033	4.87	180,637	676	85.15
3.5000% - 3.9999%	102	24,562,866	20.07	240,812	687	88.09
4.0000% - 4.4999%	10	3,292,264	2.69	329,226	647	85.96

4.5000% - 4.9999%	19	3,909,255	3.19	205,750	672	87.92
5.0000% - 5.4999%	22	5,888,418	4.81	267,655	690	82.46
5.5000% - 5.9999%	39	8,763,363	7.16	224,702	693	94.33
6.0000% - 6.4999%	41	9,411,653	7.69	229,553	683	97.34
6.5000% - 6.9999%	44	9,681,779	7.91	220,040	661	96.04
7.0000% - 7.4999%	12	2,901,200	2.37	241,767	658	93.28
7.5000% - 7.9999%	1	97,000	0.08	97,000	627	100.00
Total	**522**	**122,376,741**	**100.00**	**234,438**	**679**	**86.92**

RAMP 2005-RS1 - Group II I/O Loans

Range of Credit Scores	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Loan-to Value Ratio
540 - 559	1	181,600	0.15	181,600	80.00
600 - 619	8	2,012,300	1.64	251,537	84.31
620 - 639	53	11,912,318	9.73	224,761	91.02
640 - 659	91	24,753,042	20.23	272,011	83.59
660 - 679	127	29,909,852	24.44	235,511	86.38
680 - 699	85	20,844,016	17.03	245,224	88.20
700 - 719	60	14,272,997	11.66	237,883	85.74
720 - 739	38	6,769,579	5.53	178,147	88.63
740 - 759	31	5,827,904	4.76	187,997	91.07
760 or greater	26	5,518,333	4.51	212,244	89.30
Subtotal with Credit Score	520	122,001,941	99.69	234,619	86.94
Not Available	2	374,800	0.31	187,400	80.00
Total	522	122,376,741	100.00	234,438	86.92

State or Territory	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Alabama	9	1,511,850	1.24	167,983	668	95.35
Arizona	24	4,711,389	3.85	196,308	683	91.93
California	65	21,248,889	17.36	326,906	679	83.91
Colorado	25	5,494,350	4.49	219,774	677	94.25
Connecticut	3	679,936	0.56	226,645	700	88.82
Delaware	2	251,800	0.21	125,900	677	85.36
District of Columbia	5	1,461,100	1.19	292,220	643	79.42
Florida	104	19,703,241	16.10	189,454	685	87.73
Georgia	27	6,396,220	5.23	236,897	664	80.58
Idaho	3	261,000	0.21	87,000	670	90.00
Illinois	8	2,170,475	1.77	271,309	683	89.83
Indiana	4	550,280	0.45	137,570	661	85.92
Kansas	1	385,775	0.32	385,775	684	100.00
Kentucky	2	309,000	0.25	154,500	726	100.00
Maine	1	262,000	0.21	262,000	705	66.00
Maryland	63	14,395,882	11.76	228,506	680	85.18
Massachusetts	2	645,000	0.53	322,500	697	86.63
Michigan	19	3,335,177	2.73	175,536	677	88.35
Minnesota	19	4,088,175	3.34	215,167	678	89.67
Missouri	5	881,915	0.72	176,383	689	89.09
Nevada	4	1,062,300	0.87	265,575	722	85.93
New Hampshire	3	635,800	0.52	211,933	675	89.23
New Jersey	11	3,449,647	2.82	313,604	687	86.24
New Mexico	1	122,500	0.10	122,500	722	100.00
New York	6	2,309,179	1.89	384,863	693	77.80
North Carolina	14	2,291,350	1.87	163,668	674	85.76
Ohio	10	2,196,725	1.80	219,672	706	95.16
Oregon	2	287,600	0.24	143,800	686	94.87
Pennsylvania	7	1,421,593	1.16	203,085	675	83.36
South Carolina	2	201,400	0.16	100,700	641	96.57
Tennessee	3	487,800	0.40	162,600	737	93.20
Texas	3	373,500	0.31	124,500	657	89.31
Utah	4	757,600	0.62	189,400	666	85.27

Virginia	52	15,995,685	13.07	307,609	673	88.02
Washington	7	1,717,794	1.40	245,399	677	88.62
Wisconsin	2	322,815	0.26	161,407	657	95.64
Total	522	122,376,741	100.00	234,438	679	86.92

Range of First Rate Caps (%)	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1.0000% - 1.9999%	15	2,665,374	2.18	177,692	708	91.13
2.0000% - 2.9999%	78	15,593,973	12.74	199,923	668	83.99
3.0000% - 3.9999%	184	43,950,312	35.91	238,860	680	91.15
4.0000% - 4.9999%	1	142,800	0.12	142,800	653	80.00
5.0000% - 5.9999%	83	18,286,652	14.94	220,321	675	82.13
6.0000% - 6.9999%	161	41,737,630	34.11	259,240	683	85.41
Total	522	122,376,741	100.00	234,438	679	86.92

RAMP 2005-RS1 - Group I I/O Loans

Range of Credit Scores	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Loan-to Value Ratio
600 - 619	1	155,000	3.62	155,000	51.00
620 - 639	1	123,200	2.88	123,200	70.00
640 - 659	4	874,650	20.44	218,663	87.69
680 - 699	1	185,300	4.33	185,300	89.00
700 - 719	2	180,210	4.21	90,105	80.02
720 - 739	2	2,355,000	55.04	1,177,500	64.01
760 or greater	2	405,650	9.48	202,825	95.00
Total	**13**	**4,279,010**	**100.00**	**329,155**	**73.25**

State	Number of Group Loans	Cut-Off Date Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Alabama	2	272,300	6.36	136,150	651	100.00
Arizona	1	359,000	8.39	359,000	656	79.00
California	2	2,355,000	55.04	1,177,500	722	64.01
Colorado	1	123,200	2.88	123,200	637	70.00
Florida	3	376,950	8.81	125,650	724	83.69
Georgia	1	155,000	3.62	155,000	612	51.00
Texas	2	394,210	9.21	197,105	750	96.14
Washington	1	243,350	5.69	243,350	652	100.00
Total	**13**	**4,279,010**	**100.00**	**329,155**	**705**	**73.25**

Deal	RAMP 2005-RS1 Group II
Date	01/01/2005
Deal Size	663,367,898.82
Other DEAL INFO	
Lead	
Originator(s)	
Servicer(s)	Homecomings, Other
Raters	
POOL SUMMARY DATA	
Agency Conforming	
Non Conforming	
Prefunding (if any)	
No of Loans	4,110
Average Orig Loan Size	161,578.12
WAC	7.264
WA LTV	82.93
% First Lien	100.00%
% Owner Occ	92.65%
% Purchase	57.52%
% Cash out	36.47%
% Full Doc	59.40%
% Reduced Streamline Doc	40.60%
% Stated Income	0.00%
% No docs	0.00%
WA FICO	648
FICO Range	479 / 814
Mortgage Indices	
Floating Rate Mortgages	100.00%
Fixed Rate	0.00%
2/28 Float	71.19%
3/27 Float	17.74%
5/25 Float	9.85%
7/23 Float	0.15%
IO Mortgages	18.45%
ORIG LOAN SIZE	
Loans < 100k	13.10%
Loans < 75k	4.70%
Loans > 350k	13.44%
Loans > 500k	3.31%
Loans > 750k	0.66%
Income Strats	
Average DTI	0.00
DTI 40-45%	0.00%
DTI 45-50%	0.00%
DTI 50-55%	0.00%
DTI > 55%	0.00%
GEOGRAPHIC	
California	7.89%
North California	2.39%
South California	5.50%
Florida	11.54%
Illinois	5.43%
Michigan	5.70%

Texas	3.96%
Colorado	2.44%
New York	1.67%
New Jersey	3.28%
Virginia	5.47%
Washington	1.46%
Mass	1.19%
Property Type	
Single Prop/Townhouse	72.93%
PUD	16.24%
2-4 Family	4.29%
Condo	5.93%
MH	0.07%
FICO	
Fico < 600	14.53%
Fico < 580	5.85%
Fico < 560	1.49%
Below 520	0.14%
521 - 540	0.28%
541 - 560	1.18%
561 - 580	4.76%
581 - 600	8.85%
601 - 620	15.90%
621 - 640	16.29%
641 - 660	14.56%
661 - 680	13.68%
681 - 700	9.28%
701-720	5.92%
721 - 740	3.67%
Above 740	5.15%
LTV	
<=50	0.14%
50.01-55	0.16%
55.01-60	0.26%
60.01-65	0.59%
65.01-70	0.76%
70.01-75	1.60%
75.01-80	14.33%
80.01-85	3.61%
85.01-90	13.96%
90.01-95	20.79%
95.01-100	42.99%
> 100%	0.79%
> 80%	82.15%
> 90%	64.58%
Average Seasoning	1.3
% > 3 months	3.44%
mortgage insurance if any	7.45%
MI providers	PMI,MGIC,GEMICO,Radian,Republic NC,United Guaranty,Triad Guaranty Ins. Co.
excess spread - ave 1st yr	
DELINQUENCIES	
30-59 day past	0.05%

